Our Ref: SIHL/ADR/07

8th November 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07027892

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 7th November 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 8th November 2007

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTIFICATION
SPIN-OFF/PRICE-SENSITIVE INFORMATION/
DISCLOSEABLE TRANSACTION/
CONTINUING CONNECTED TRANSACTIONS/
SHARE OPTION SCHEME/
CLOSURE OF BOOKS OR CHANGE OF BOOK CLOSURE PERIOD

POSSIBLE DISCLOSEABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, CONTINUING CONNECTED TRANSACTIONS AND ADOPTION OF SHARE OPTION SCHEME OF THE WING FAT PRINTING COMPANY, LIMITED

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 7th December 2007 or until such time as the circular is sent to shareholders, whichever is the later. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 7th November 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption therefrom.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 363)

POSSIBLE DISCLOSEABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, CONTINUING CONNECTED TRANSACTIONS AND ADOPTION OF SHARE OPTION SCHEME OF THE WING FAT PRINTING COMPANY, LIMITED

Reference is made to the announcement of the Company dated 29th August 2007 whereby the Board announced that WF Printing had submitted an advance booking form to the Stock Exchange in relation to the separate listing of, and permission to deal in, the WF Shares on the Main Board of the Stock Exchange. The Proposed Spin-off, if proceeded, will be effected in compliance with PN15 of the Listing Rules.

The issued ordinary share capital of WF Printing is indirectly owned as to approximately 93.44% by the Company through its wholly-owned subsidiary S.I. Printing. According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-off may constitute a material dilution of the Company's interest in WF Printing (as defined under Rule 13.36 of the Listing Rules) since after completion of the Proposed Spin-off and assuming the exercise of the Over-allotment Option in full, the Company's interest in WF Printing will be diluted to the extent of 5% or more as determined under the revenue tests pursuant to Rule 14.07 of the Listing Rules. As such, the Proposed Spin-off will be made conditional upon the approval of the Shareholders pursuant to paragraph 3(e)(1)(ii) of PN15. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off. The Independent Board Committee had been appointed

to advise the Shareholders in respect of, *inter alia*, the Proposed Spin-off and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of, *inter alia*, the Proposed Spin-off.

The Proposed Spin-off will also constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules in the event that the Over-allotment Option is exercised.

In connection with the Proposed Spin-off, the Preferential Offer will be made to the Qualifying Shareholders and WF Printing will adopt the WF Scheme. Since WF Printing is a subsidiary of the Company, Shareholders' approval is also required for the adoption of the WF Scheme.

The Continuing Connected Transactions had in the past been entered into by members of the WF Group with substantial shareholders of WF Printing's PRC subsidiaries which are of a continuing nature and constitute continuing connected transactions of the Group under the Listing Rules and had previously been disclosed by the Company in accordance with the Listing Rules. It is envisaged that these Continuing Connected Transactions will continue after completion of the Proposed Spin-off and will therefore continue to be subject to, among other things, the connected transactions requirements under Chapter 14A of the Listing Rules. The Independent Board Committee had been appointed to advise the Shareholders in respect of, *inter alia*, the Continuing Connected Transactions and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of, *inter alia*, the Continuing Connected Transactions.

A circular containing, among other things, particulars of the Proposed Spin-Off, the Preferential Offer, the Continuing Connected Transactions and the WF Scheme, a letter of advice from the Independent Board Committee to the Shareholders, a letter of advice from Commerzbank to the Independent Board Committee and the Shareholders as well as a notice convening the Extraordinary General Meeting and the form of proxy for use at the Extraordinary General Meeting will be dispatched to the Shareholders.

Shareholders and potential investors should note that the Proposed Spin-off is subject to, among others, the conditions referred to in this announcement, the decision of the Board as well as market conditions prevailing at the time immediately before the Proposed Spin-off. In particular, there is no assurance that approval from the Stock Exchange will be granted. As the Proposed Spin-off and the Preferential Offer may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

INTRODUCTION

The Board announced that WF Printing had on 29th August 2007 submitted an advance booking form to the Stock Exchange in relation to the Proposed Spin-off and had on 7th November 2007 submitted a formal application to the Stock Exchange for the separate listing of, and permission to deal in, the WF Shares in issue and to be issued pursuant to the Global Offering, the Capitalisation Issue and the WF Scheme on the Main Board of the Stock Exchange. No action has been taken or will be taken to permit a public offering of the WF Shares in any jurisdiction other than Hong

Kong.

The Proposed Spin-off, if proceeded, will be effected in compliance with PN15 of the Listing Rules.

WF Printing is a public company incorporated in Hong Kong in 1920 and its issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company through its wholly-owned subsidiary S.I. Printing. According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-off may constitute a material dilution of the Company's interest in WF Printing (as defined under Rule 13.36 of the Listing Rules) since after completion of the Proposed Spin-off and assuming the exercise of the Over-allotment Option in full, the Company's interest in WF Printing will be diluted to the extent of 5% or more as determined under the revenue tests pursuant to Rule 14.07 of the Listing Rules. As such, the Proposed Spin-off will be made conditional upon the approval of the Shareholders pursuant to paragraph 3(e)(1)(ii) of PN15. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off. The Independent Board Committee had been appointed to advise the Shareholders in respect of, *inter alia*, the Proposed Spin-off and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of, *inter alia*, the Proposed Spin-off.

The Proposed Spin-off will also constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules in the event that the Over-allotment Option is exercised.

Assuming that the Over-allotment Option is not exercised, S.I. Printing will be interested in approximately 65.41% of the enlarged total issued share capital of WF Printing immediately following completion of the Proposed Spin-off.

In connection with the Proposed Spin-off, the Preferential Offer will be made to the Qualifying Shareholders and WF Printing will adopt the WF Scheme. Since WF Printing is a subsidiary of the Company, Shareholders' approval is also required for the adoption of the WF Scheme.

The Continuing Connected Transactions had in the past been entered into by members of the WF Group with substantial shareholders of WF Printing's PRC subsidiaries which are of a continuing nature. These Continuing Connected Transactions are continuing connected transactions of the Group under the Listing Rules and had previously been disclosed by the Company in accordance with the Listing Rules. It is envisaged that these transactions will continue after completion of the Proposed Spin-off and will therefore continue to be subject to, among other things, the connected transactions requirements under Chapter 14A of the Listing Rules. The Independent Board Committee had been appointed to advise the Shareholders in respect of, *inter alia,* the Continuing Connected Transactions and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of, *inter alia*, the Continuing Connected Transactions.

The Company will convene the Extraordinary General Meeting at which an ordinary resolution will be proposed to approve, if thought fit, the Proposed Spin-Off and the WF Scheme. A circular containing, among other things, particulars of the Proposed Spin-Off, the Preferential Offer, the Continuing Connected Transactions and the WF Scheme, a letter of advice from the Independent

Board Committee to the Shareholders, a letter of advice from Commerzbank to the Independent Board Committee and the Shareholders as well as a notice convening the Extraordinary General Meeting and the form of proxy for use at the Extraordinary General Meeting will be dispatched to the Shareholders.

Shareholders and potential investors should note that the Proposed Spin-off is subject to, among others, the conditions referred to in this announcement, the decision of the Board as well as market conditions prevailing at the time immediately before the Proposed Spin-off. In particular, there is no assurance that approval from the Stock Exchange will be granted. As the Proposed Spin-off and the Preferential Offer may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

THE PROPOSED SPIN-OFF

(1) The Proposed Spin-off

The final structure (including the price range) of the Proposed Spin-ff has not yet been concluded and will be determined by the Directors, the directors of WF Printing and the Global Coordinator in due course. However, the Proposed Spin-off is proposed to be effected by way of the Global Offering, which will comprise the Public Offer and the Placing (including the Preferential Offer), and will be accompanied by a separate listing of the WF Shares on the Main Board of the Stock Exchange. The Proposed Spin-off will also include an Over-allotment Option to be granted to the Global Coordinator on behalf of the placing underwriters to require WF Printing to allot and issue up to an aggregate of 15% of the WF Shares initially to be offered for subscription under the Global Offering. It is intended that the Qualifying Shareholders will be provided with an Assured Entitlement to WF Shares by way of preferred application in the Global Offering, particulars of which are set out in the section titled "Preferential Offer" below.

The new WF Shares to be issued pursuant to the Global Offering will rank pari passu in all respects with the other WF Shares then in issue and there is no restriction on the subsequent sale of such WF Shares on the Stock Exchange.

The Proposed Spin-off will be subject to, among others, the following conditions:

(a) the Listing Committee granting listing of, and permission to deal in, the WF Shares in issue and to be issued pursuant to the Proposed Spin-off;

(b) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with their respective terms or otherwise, on or before the date and time to be specified therein; and

(c) the passing of a resolution at the Extraordinary General Meeting by the Shareholders approving the Proposed Spin-off.

If any of these and other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Global Offering and the Proposed Spin-off will lapse, the Stock Exchange will be notified immediately and an announcement will be published by the Company and/or WF Printing as soon as practicable following such lapse.

The Proposed Spin-off will not proceed if such conditions are not satisfied.

(2) Separate Listing of WF Shares

The Shares will continue to be listed on the Stock Exchange after the implementation of the Proposed Spin-off. The listing of the WF Shares on the Stock Exchange is conditional upon, among others, the conditions stated in paragraph (1) above.

An application has been made to the Stock Exchange for the listing of and permission to deal in WF Shares in issue and any new WF Shares to be issued pursuant to the Global Offering including any WF Shares that may be issued pursuant to the exercise of the Over-allotment Option, any WF Shares that may be issued pursuant to the Capitalisation Issue and any new WF Shares that may be issued pursuant to the exercise of options under the WF Scheme. The Directors confirm that the Company complies with all the requirements under PN15 with respect to the Proposed Spin-off.

Subject to the granting of the listing of, and permission to deal in, the WF Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the WF Shares will be accepted as eligible securities by HKSCC, for deposit, clearance and settlement in CCASS with effect from the date of listing of the WF Shares or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

(3) Businesses of the Remaining Group and of the WF Group

The Remaining Group is principally engaged in the business of real estate investment, infrastructure facilities (including water services and toll roads), medicine (including Chinese medicine and health food, biomedicine, chemical medicine and medical equipment) and consumer products (other than the printing of packaging materials, containerboard production and paper trading business).

WF Printing is a public company incorporated in Hong Kong in 1920 and its issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company. The business of the WF Group focuses on (1) quality printing of packaging materials in Hong Kong and various provinces in the PRC principally for cigarettes, alcohol, pharmaceuticals, cosmetics and a range of other consumer products, and (2) production of containerboard in Hebei Province, the PRC for manufacture of corrugated boxes and other packaging boxes by its customers. In addition, the WF Group engages in paper trading, which involves sales of printing and recovered paper, among others. The WF Group's printing business is headquartered in Hong Kong with 7 production bases in Hong Kong and a number of major provinces in the PRC, namely, Guangdong Province, Henan Province, Zhejiang Province and Sichuan Province. All of the Group's printing,

containerboard production and paper trading businesses are conducted through the WF Group.

Upon completion of the Proposed Spin-off, the Company will remain an indirect controlling shareholder of WF Printing, holding approximately 65.41% of its enlarged issued share capital (assuming that the Over-allotment Option is not exercised) through S.I. Printing.

Upon completion of the Proposed Spin-off, WF Printing will remain as a subsidiary of the Company and its financial results will continue to be consolidated into the Group's results.

Set out below is a brief summary of the audited consolidated results of the WF Group for each of the three years ended 31st December 2006 and the unaudited consolidated results of the WF Group for the six months ended 30th June 2006 and 2007 respectively:

	Year ended 31st December			**Six months ended 30th June**	
	2004	*2005*	*2006*	*2006*	*2007*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million (unaudited)*	*HK$ million (unaudited)*
Revenue	530.58	945.27	1,400.44	697.85	775.94
Share of results of associates	38.13	33.61	43.31	20.00	17.33
Share of (losses) profits of jointly controlled entities	(9.41)	5.75	---	---	---
Profits before taxation	145.29	146.67	181.11	93.75	117.39
Income tax expense	(19.31)	(10.70)	(7.67)	(3.98)	(10.86)
Minority interests	(9.95)	(10.46)	(24.89)	(17.77)	(20.57)
Profits attributable to WF Shareholders	116.03	125.51	148.55	72.00	85.96

(4) Reasons for and benefits of the Proposed Spin-off

The Company considers that the spin-off and separate listing of WF Printing on the Main Board of the Stock Exchange could better reflect the value of the WF Group on its own merits and increase its operational and financial transparency through which investors would be able to appraise and assess the performance and potential of the WF Group separately and distinctly from those of the Company.

The business of the WF Group has also grown to a size sufficient to command a separate listing status and the Directors consider that such listing will be beneficial to the Company for the following reasons:

(a) it enables the Company to focus on and further develop its remaining business and deploy its capital more efficiently by providing the Company with the flexibility to raise funds from the capital markets in future to support its growth through continuing organic expansion as well as acquisitions and enabling the WF Group to take advantage of its growth potential by attracting new investors who are seeking investments in the industries of printing of

packaging materials, containerboard production and paper trading businesses; and

(b) the value of the WF Group is expected to be enhanced through the Proposed Spin-off given that:

   (i) a listing on the Stock Exchange will enhance WF Printing's profile amongst its customers, suppliers and other business partners, as well as its ability to recruit good talents available;

   (ii) a listing on the Stock Exchange will enable WF Printing to directly and independently access both equity and debt capital markets, as well as facilitate it to secure bank credit facilities;

   (iii) following the Proposed Spin-off, WF Printing, as a listed company, would be able to offer an equity based incentive program (such as a share option scheme) that correlates directly to the performance of its own business to its employees and would therefore be in a better position to motivate its employees with incentive programs that closely align with the objective of shareholder value creation;

   (iv) the independent listing of WF Printing will lead to a more direct alignment of its management's responsibilities and accountability with its operating and financial performance. This is expected to result in enhanced management focus, which should in turn lead to improved decision-making processes, faster response-time to market changes and increased operational efficiency. The top management of WF Printing will be under heightened scrutiny from the investor community and it will be possible to measure their performance against the stock market performance of WF Printing relative to its industry peers listed on the Stock Exchange. It will also be possible to link management incentives to such performance, thereby increasing management motivation and commitment; and

   (v) a listing on the Stock Exchange will also provide clarity of the credit profile of the WF Group for rating agencies and financial institutions that wish to analyse and lend against the credit of a service provider and material supplier in the packing printing and containerboard production industry.

S.I. Printing is expected to remain as a controlling shareholder of WF Printing after completion of the Proposed Spin-off, and the Group is expected to benefit from any enhanced value of the WF Group through the Proposed Spin-off.

(5) Intended use of proceeds

It is currently intended that the net proceeds from the Global Offering be used to implement future plans of the WF Group, to improve its overall financial position and to provide additional working capital for the WF Group. Based on the current proposed offer size and structure of the Global Offering and assuming that the Over-allotment Option is not exercised, it is currently expected that the estimated net proceeds from the Global Offering to be no less than approximately HK$708

million. The actual amount of the net proceeds from the Global Offering, however, may differ from such estimated figures depending on, among others, the actual pricing and actual listing expenses incurred. WF Printing currently intends to apply the net proceeds from the Global Offering as follows:

- to finance the capital expenditure for new production facilities of its printing business;
- to fund the acquisition of equity interests in other printing companies;
- to fund the capital expenditure of the sixth containerboard production line of Hebei Yongxin;
- to establish new channels for sourcing of recovered paper in the Beijing-Tianjin-Hebei region;
- to repay the bank borrowings; and
- the remaining amount to provide funding for the WF Group's working capital and other general corporate purposes.

To the extent that the net proceeds from the Global Offering are not immediately required for the above purposes or if the WF Group is unable to effect any part of its future development plans as intended, the WF Group may hold such funds in short-term deposits with licensed banks and authorized financial institutions in Hong Kong for so long as it is in the best interests of the WF Group and the WF Shareholders.

(6) Effects of the Proposed Spin-off

(i) Shareholding structure prior to the Proposed Spin-off

The simplified shareholding structure of WF Printing as at the Latest Practicable Date is set out as follows:


SIIC
approx. 51.16% (Note)
Company
100%
Other businesses
S.I. Printing
Other existing WF Shareholders
approx. 6.56% of issued ordinary shares of WF Printing
approx. 93.44% of issued ordinary shares of WF Printing
WF Printing
Businesses of printing of packaging materials containerboard production and paper trading

Note: The Shares are held through three wholly-owned subsidiaries of SIIC.

(ii) Shareholding structure after the completion of the Proposed Spin-off and the Capitalisation Issue

The simplified shareholding structure of WF Printing immediately after completion of the Proposed Spin-off and the Capitalisation Issue (assuming the Over-allotment Option is not exercised and SIIC, through its wholly-owned subsidiaries, takes up all Reserved Shares allocated to its wholly-owned subsidiaries under the Preferential Offer) is set out as follows:



SIIC
approx. 51.16%
(Notes 1 & 2)
Company
100%
Other businesses
S.I. Printing
approx. 1.10% of issued WF Shares
Public
approx. 65.41% of issued WF Shares
approx. 33.49% of issued WF Shares
(Note 3)
WF Printing
Businesses of printing of packaging materials, containerboard production and paper trading

Notes:

1. *The Shares are held through three wholly-owned subsidiaries of SIIC.*

2. *Assuming no further Shares are issued by the Company and no acquisition or disposal of Shares by SIIC from the Latest Practicable Date up to the date of completion of the Proposed Spin-off.*

3. *The 33.49% public shareholding in WF Printing includes the aggregate of 4.59% shareholdings of the current shareholders of WF Printing (other than S.I. Printing).*

(iii) Effects on net asset value

It is expected that there will be a gain on the deemed disposal of interests in WF Printing upon completion of the Proposed Spin-off irrespective of whether the Over-allotment Option is exercised and as a result, the net asset value of the Group is expected to increase.

(iv) Effects on earnings

Upon completion of the Proposed Spin-off, the Group is expected to recognize a gain. Based on the unaudited consolidated net assets (after deducting minority interests) of WF Printing as at 30th June 2007, the estimated market value of WF Printing, a pre-listing dividend of HK$200 million declared by WF Printing and the estimated listing expenses, the amount of gain is estimated to be in the range of approximately HK$234 million and HK$338 million (if the Over-allotment Option is not exercised) or in the range of approximately HK$260 million HK$374 million (if the Over-allotment Option is exercised in full). The gain represents the difference between the estimated amounts of net assets of WF Printing to be diluted immediately following the completion of the Global Offering. However, the actual amount of such gain may differ from the estimated figure as mentioned above depending on the actual pricing, actual listing expenses incurred and actual consolidated net assets of WF Printing following the completion of the Global Offering. Upon completion of the Global Offering, the consolidated net profit of the Group will be decreased by the portion of the results contributed by the reduced effective shareholding in WF Printing held by the Group.

(7) Relationship with the Remaining Group

S.I. Printing, the immediate holding company of WF Printing is interested in approximately 93.44% of the issued ordinary share capital of WF Printing as at the Latest Practicable Date and the Company is interested in the entire issued share capital of S.I. Printing as at the Latest Practicable Date.

WF Printing is managed by six executive WF Directors. Out of the six executive WF Director, Mr. Ding Zhong De, an executive WF Director, is also an executive director of the Company and SIIC and also a director of Nanyang Brothers Tobacco Company, Limited, an indirect wholly-owned subsidiary of the Company; and Mr. Zhou Jie, an executive WF Director is also a deputy chief-executive officer of the Company and a vice-president of SIIC. Mr. Ding Zhong De and Mr. Zhou Jie do not actively participate in the day-to-day management and operations of the WF Group. The day-to-day management and operations of the WF Group are overseen by Mr. Wen Song Quan, Mr. Jin Guo Ming, Mr. Chen Nai Lang, and Mr. Wang Qi Cong. None of Mr. Wen, Mr. Jin, Mr. Chen, nor Mr. Wang holds any directorship or other management position in the Company or SIIC. As such, the majority of the executive WF Directors do not have any directorships or management roles in the Company and/or SIIC.

The WF Board will also include 3 independent non-executive WF Directors who will provide checks and balances over the WF Board's decision-making on significant transactions, connected transactions and other transactions involving a potential conflict of interests. WF Printing has a separate management team and separate functional departments including accounting, administration and human resources and company secretarial departments. All essential administration and daily operations of the WF Group will continue to be independently carried out by the WF Group without any support from the Company and/ or S.I. Printing after the Proposed Spin-off.

The WF Group has a clear business focus, distinct from that of the Remaining Group. The WF Group is principally engaged in the business of printing of packaging materials, production of containerboard and paper making. After completion of the Global Offering, the Remaining Group will continue to carry out their existing businesses, namely, real estate investment, infrastructure facilities, medicine, consumer products (other than the manufacture and sale of printed products and packaging materials, paper making and paper trading). As at the Latest Practicable Date, the Remaining Group does not carry on any business that competes with those of the WF Group.

(8) No Competition

The Company confirms that at any time during which the shares of WF Printing are listed on the Stock Exchange or any other stock exchange and for so long as the Company and S.I. Printing remains as controlling shareholders (as defined under the Listing Rules) of WF Printing:

(i) it and any companies (other than members of the WF Group) which it can, either directly or indirectly, exercise or control the exercise of more than 50% of the voting power at general meetings or control the majority of the board of directors (the "Remaining Companies") will not carry on any business that competes or may compete with the WF Group's businesses as described in the Prospectus;

(ii) it shall, in its best endeavours, prevent and procure the Remaining Companies to prevent from developing any business in the future that would constitute actual or potential competition with the WF Group's businesses as described in the Prospectus;

(iii) in the event that its business and/or the business of the Remaining Companies competes or may compete with the WF Group's business as described in the Prospectus, it shall put the WF Group's interests as the first priority, and use its best endeavours to eliminate or avoid such competition;

(iv) it will make an annual declaration on the compliance of the no-competition confirmations set out in paragraphs (i) to (iii) above in the annual report of WF Printing; and

(v) it will provide all information necessary for the annual review by the independent non-executive directors of WF Printing on the compliance with the no-competition confirmations set out in paragraphs (i) to (iii) above as well as the enforcement of such confirmations.

The Directors are of the view that there is no actual or potential competition between the business of the Remaining Group and the business of the WF Group.

(9) Listing Rules Implications

According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-off may constitute a material dilution of the Company's interest in WF Printing (as defined under Rule 13.36 of the Listing Rules) since after completion of the Proposed Spin-off and assuming the exercise of the Over-allotment Option in full, the Company's interest in WF

Printing will be diluted to the extent of 5% or more as determined under the revenue, profits and total assets tests calculated pursuant to Rule 14.07 of the Listing Rules. As such, the Proposed Spin-off will require the approval of the Shareholders pursuant to paragraph 3(e)(1)(ii) of PN15. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off. An Independent Board Committee comprising the independent non-executive Directors had been formed to advise the Shareholders in respect of the Proposed Spin-off and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Spin-off.

The Proposed Spin-off may also constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules in the event that the Over-allotment Option is exercised.

THE PREFERENTIAL OFFER

In order to enable the Shareholders to participate in the Global Offering on a preferential basis as to allocation only and subject to the Stock Exchange granting listing of, and permission to deal in, the WF Shares on the Stock Exchange, it is expected that 10,712,610 Reserved Shares (representing approximately 7.1% of the WF Shares initially offered under the Global Offering and taking no account of any WF Shares which may be allotted and issued pursuant to the exercise of the Over-allotment Option) will be available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer. The Reserved Shares will be allocated out of the WF Shares to be offered under the Placing. It is expected that the Qualifying Shareholders will be entitled to subscribe such number of Reserved Shares on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 100 Shares held by them at 4:30 p.m. on the Record Date, provided that any Qualifying Shareholder holding less than 100 Shares at 4:30 p.m. on the Record Date will not be entitled to apply for the Reserved Shares. However, the aforesaid is only an estimate and the final Assured Entitlement will depend on the number of Shares held by Qualifying Shareholders at 4:30 p.m. on the Record Date. It is currently expected that the three wholly-owned subsidiaries of SIIC, which together hold approximately 51.16% of the issued share capital of the Company, will take up their respective entitlements of the Reserved Shares under the preferential Offer.

In the event that the Proposed Spin-off does proceed, a blue application form for the Reserved Shares, together with a copy of the Prospectus, will be despatched to each Qualifying Shareholder who is entitled to apply for the Reserved Shares.

Shareholders should note that Assured Entitlements to Reserved Shares may not represent a multiple of a full board lot of 500 WF Shares and will be rounded down to the closest whole number if required, and that dealings in odd lots of the WF Shares may be at a price below their prevailing market price.

Assured Entitlements of Qualifying Shareholders to the Reserved Shares will not be transferable and there will be no trading in nil paid entitlements on the Stock Exchange. Any WF Shares issued pursuant to the Preferential Offer will be deemed fully paid, ranking *pari passu* in all respects with other WF Shares then in issue. The Global Coordinator has the authority to reallocate all or any of the Reserved Shares not taken up by the Qualifying Shareholders to the Placing.

The number of WF Shares initially available under the Preferential Offer is expected to represent approximately 7.1% of the WF Shares initially offered under the Global Offering and approximately 2.1% of the enlarged issued share capital of WF upon completion of the Global Offering, assuming the Over-allotment Option is not exercised.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9:00 a.m. on Friday, 23rd November 2007 to 4:30 p.m. on Monday, 26th November 2007 for the purpose of determining the entitlement of the Qualifying Shareholders to the Preferential Offer. No transfer of Shares may be registered during that period. In order to qualify for the Preferential Offer, all transfers of Shares must be lodged with the share registrar of the Company by no later than 4:30 p.m. on Thursday, 22nd November 2007.

As the Proposed Spin-Off and the Preferential Offer may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions had in the past been entered into by members of the WF Group with substantial shareholders of WF Printing's PRC subsidiaries which are of a continuing nature. These Continuing Connected Transactions are continuing connected transactions of the Group under the Listing Rules and had previously been disclosed by the Company in accordance with the Listing Rules. It is envisaged that these transactions will continue after completion of the Proposed Spin-off and will continue to be subject to, among other things, the connected transactions requirements under Chapter 14A of the Listing Rules.

Particulars of the Continuing Connected Transactions

(1) Cigarette Packaging Transactions

Xuchang Yongchang, a subsidiary of the Company which carries on the business of printing and manufacturing of paper packaging materials, currently prints and sells cigarette packaging materials to Xuchang Cigarette Factory, a substantial shareholder of Xuchang Yongchang holding 20.6% interests in Xuchang Yongchang, at prices negotiated on a fair basis with reference to the prevailing market prices. According to the WF Directors, as far as they are ware, it is a normal practice within the tobacco industry for cigarette manufacturers to engage a limited number of printing companies to undertake the printing of their respective cigarette packages and to form strategic relationships with such printing companies. For this reason, Xuchang Cigarette Factory, which is a substantial shareholder of Xuchang Yongchang, had been the sole customer[Note] for the cigarette packaging business of Xuchang Yongchang from 2005 to 2007.

Note : Which included 南陽捲煙廠 which has been merged into Xuchang Cigarette Factory in year 2005.

It is envisaged that Xuchang Yongchang may continue to print and sell cigarette packaging materials to Xuchang Cigarette Factory from time to time after the Proposed Spin-off at fees charged on similar basis. Xuchang Yongchang has therefore on 7th November 2007 entered into an agreement with Xuchang Cigarette Factory with respect to the Cigarette Packaging Transactions containing, inter alia, the following terms:

Date	:	7th November 2007
Parties	:	(i) Xuchang Cigarette Factory (ii) Xuchang Yongchang
Term	:	From 7th November 2007 to 31st December 2009
Nature of Transaction	:	Xuchang Cigarette Factory will purchase cigarette paper materials and cigarette box packaging materials from Xuchang Yongchang in priority to other suppliers.
Pricing	:	The goods shall be supplied at prices negotiated on a fair basis with reference to the prevailing market prices, and at prices no less than those paid by Xuchang Cigarette Factory to other independent suppliers with respect to similar products

It is currently expected that the income to be derived from the Cigarette Packaging Transactions for the three years ending 31st December 2007, 2008 and 2009 will not exceed RMB200,000,000 (approximately HK$208,333,000), RMB260,000,000 (approximately HK$270,833,000) and RMB338,000,000 (approximately HK$352,083,000) respectively. Such annual cap amounts are arrived at after taking into account the following:

(i) historical figures including the transaction volume for the first half of 2007 as set out below:

Year ended	Approximate amount
Year ended 31 December 2004	HK$22,198,000
Year ended 31 December 2005	HK$113,491,000
Year ended 31 December 2006	HK$122,694,000
Six months ended 30 June 2007	HK$ 94,268,000

(ii) prediction on business growth, general industry growth and inflation; and

(iii) the expected growth in Xuchang Yongchang's production capacity in 2008 and 2009 with the purchase and installation of new machines which are expected to be in operation in 2008, thereby enabling Xuchang Yongchang to accommodate the growing demands of Xuchang Cigarette Factory.

The Directors consider that the Cigarette Packaging Transactions have been and will continue to be entered into on normal commercial terms and in the ordinary course of business of the Group and the terms of the Cigarette Packaging Transactions as set out in the agreement are fair and reasonable to the Company and its Shareholders taken as a whole.

(2) Wine Packaging Transactions

Chengdu Wing Fat, a subsidiary of the Company which carries on the business of printing and manufacturing of paper packaging materials, currently prints and sells wine packaging materials to Sichuan Swellfun, a substantial shareholder of Chengdu Wing Fat holding 20% interests in Chengdu Wing Fat, at fees negotiated on an arm's length basis. According to the WF Directors, as far as they are aware, wine manufacturers often prefer to engage only a limited number of printing companies to undertake the printing of their respective wine packages in order to prevent counterfeit products, ensure a steady and reliable supply, consistency in the quality of printing and timely delivery. Sichuan Swellfun, being a substantial shareholder of Chengdu Wing Fat, had therefore engaged the printing services of Chengdu Wing Fat.

It is envisaged that Chengdu Wing Fat may continue to print and sell wine packaging materials to Sichuan Swellfun from time to time after the Proposed Spin-off at fees charged on similar basis. Chengdu Wing Fat has therefore on 7th November 2007 entered into an agreement with Sichuan Swellfun containing, inter alia, the following terms:

Date	:	7th November 2007
Parties	:	(i) Sichuan Swellfun (ii) Chengdu Wing Fat
Term	:	From 7th November 2007 to 31st December 2009
Nature of Transaction	:	Chengdu Wing Fat will use its best efforts to supply wine packaging materials to Sichuan Swellfun to satisfy its needs and Chengdu Wing Fat will be the specified printer of packaging materials for Sichuan Swellfun's products
Pricing	:	The goods shall be supplied at prices negotiated on a fair basis with reference to the prevailing market prices and the prices of raw materials.

It is currently expected that the income to be derived from the Wine Packaging Transactions for the three years ending 31st December 2007, 2008 and 2009 will not exceed RMB32,000,000 (approximately HK$33,333,000), RMB38,000,000 (approximately HK$39,583,000) and RMB45,000,000 (approximately HK$46,875,000) respectively. Such annual cap amounts are arrived at after taking into account the following:

(i) historical figures including the transaction volume for the first half of 2007 as set out below:

Year ended	Approximate amount
Year ended 31st December 2005	HK$28,688,000
Year ended 31st December 2006	HK$26,268,000
Six months ended 30th June 2007	HK$13,767,000

(ii) prediction on business growth, general industry growth and inflation; and

(iii) the expected growth in Chengdu Wing Fat's production capacity in 2008 and 2009 with the purchase and installation of new machines which are expected to be in operation in 2008.

The Directors consider that the Wine Packaging Transactions have been and will continue to be entered into on normal commercial terms and in the ordinary course of business of the Group and the terms of the Wine Packaging Transactions as set out in the agreement are fair and reasonable to the Company and its Shareholders taken as a whole.

(3) Recovered Paper Purchase Transactions

Hebei Yongxin, a subsidiary of the Company which carries on the business of paper making, currently sources recovered paper from Xinnan Paper, a substantial shareholder of Hebei Yongxin holding 29% interests in Hebei Yongxin, for the production of containerboard products at a price range similar to that charged by Xinnan Paper to its other customers. As Hebei Yongxin needs to source recovered paper materials for its paper making business and Xinnan Paper is in the business of sale of recovered paper with a reputation which Hebei Yongxin has confidence on the quality of the materials as well as the services provided by Xinnan Paper, Hebei Yongxin prefers to source its raw material from Xinnan Paper, a supplier which Hebei Yongxin is more familiar with rather than from a new supplier.

Apart from sourcing recovered paper materials from other suppliers, it is envisaged that Hebei Yongxin may continue to purchase such recovered paper materials from Xinnan Paper from time to time after the Proposed Spin-off at fees charged on similar basis non-exclusively. Hebei Yongxin has therefore on 7th November 2007 entered into an agreement with Xinnan Paper containing, inter alia, the following terms:

Date	: 7th November 2007
Parties	: (i) Xinnan Paper (ii) Hebei Yongxin
Term	: From 7th November 2007 to 31st December 2009
Nature of Transaction	: Xinnan Paper will supply recovered paper materials to Hebei Yongxin in accordance with Hebei Yongxin's demands

Pricing	: The goods shall be supplied at prices negotiated on a fair basis with reference to the prevailing market prices, and at prices no higher than those charged by Xinnan Paper on its other independent customers

It is currently expected that the amount payable to Xinnan Paper in respect of the Recovered Paper Purchase Transactions for the three years ending 31st December 2007, 2008 and 2009 will not exceed RMB190,000,000 (approximately HK$197,917,000), RMB228,000,000 (approximately HK$237,500,000) and RMB410,400,000 (approximately HK$427,500,000) respectively. Such annual cap amounts are arrived at after taking into account the following:

(i) historical figures including the transaction volume for the first half of 2007 as set out below:

	Approximate amount
Year ended 31st December 2005	HK$131,028,000
Year ended 31st December 2006	HK$94,514,000
Six months ended 30th June 2007	HK$80,842,000

(ii) prediction on business growth, general industry growth and inflation;

(iii) expected increase in the price of recovered paper materials; and

(iv) the completion of the new production line of Hebei Yongxin expected to be in or around 2009 which is anticipated to double the production capacity of Hebei Yongxin in 2009.

The Directors confirmed consider that the Recovered Paper Purchase Transactions have been and will continue to be entered into on normal commercial terms and in the ordinary course of business of the Group and the terms of the Recovered Paper Purchase Transactions as set out in the agreement are fair and reasonable to the Company and its Shareholders taken as a whole.

Listing Rules requirements

Each of Xuchang Cigarette Factory, Sichuan Swellfun and Xinnan Paper has no other relationship with the Group apart from being a substantial shareholder of a subsidiary of the Company and having entered into the relevant Continuing Connected Transactions. Save as disclosed above, each of Xuchang Cigarette Factory, Sichuan Swellfun and Xinnan Paper and their respective ultimate beneficial owners are independent of the Company and its connected persons as defined under the Listing Rules.

As each of Xuchang Cigarette Factory, Sichuan Swellfun and Xinnan Paper are substantial shareholders of a subsidiary of the Company, they are connected persons of the Company pursuant to Rule 14A.11(1) of the Listing Rules. The Continuing Connected Transactions therefore constitute continuing connected transactions of the Company under the Listing Rules. As the applicable percentage ratios for transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions on an annual basis exceed 2.5%, such transactions are subject to the disclosure and shareholders' approval requirements under the Listing Rules. As the

applicable percentage ratio for transactions under the Wine Packaging Transactions on an annual basis exceed 0.1% but is less than 2.5%, such transactions are subject to the disclosure requirements but are exempted from the shareholders' approval requirements under the Listing Rules.

The Company has obtained from companies controlled by SIIC which together hold approximately 51.16% of the issued share capital of the Company written approvals of the transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions and their annual caps. These companies, namely Shanghai Investment Holdings Ltd. (holding 468,066,000 Shares), SIIC Capital (B.V.I.) Ltd. (holding 80,000,000 Shares) and SIIC CM Development Ltd. (holding 10,000 Shares) are all wholly-owned subsidiaries of SIIC. Since none of the Shareholders is materially interested in the transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions. Pursuant to Rule 14A.43 of the Listing Rules, the Company has applied for a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions and their annual caps to be given in writing.

The Board had appointed the Independent Board Committee to consider and advise the independent Shareholders on, inter alia, the terms of the Continuing Connected Transactions and the annual caps relating thereto, and Commerzbank to advise the Independent Board Committee and the Shareholders on, inter alia, whether the Continuing Connected Transactions are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Termination of port agency agreement

Reference is also made to the circular of the Company dated 23rd September 2005 in relation to, inter alia, the provision of cargo management services by Xinnan Paper to Hebei Yongxin at a port in Tianjin, the PRC to facilitate the taking of delivery by the Group of products purchased from Xinnan Paper pursuant to a port agency agreement dated 1st September 2005 entered into between Hebei Yongxin and Xinnan Paper (the "Port Agency Agreement"). Since 1st January 2007, Hebei Yongxin no longer engages the cargo management services of Xinnan Paper as such services has been provided by another third party unrelated to both the Group and Xinnan Paper, and such third party charges Hebei Yongxin directly for the provision of such services. As the Group does not intend to engage the cargo management services of Xinnan Paper in the meantime, the Port Agency Agreement was terminated by mutual agreement between Hebei Yongxin and Xinnan Paper on 7th November 2007.

THE WF SCHEME

The WF Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules. As WF Printing is a subsidiary of the Company, the adoption of such scheme is subject to the approval of Shareholders in accordance with the Listing Rules and a resolution will be proposed at the Extraordinary General Meeting to approve the WF Scheme.

The purpose of the WF Scheme is to provide the Participants working for the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies with an opportunity to obtain equity interest in WF Printing, thus linking their interest with the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies and thereby providing them with incentives to work better for the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies and/or rewards for their contribution and support to the WF Group and of WF Printing's jointly-controlled entities and associated companies and for such other purposes as the WF Board may approve from time to time.

The WF Scheme is conditional upon, among other things:

(a) the passing of an ordinary resolution approving the adoption of the WF Scheme by the WF Shareholders and authorising the WF Directors to grant Options to subscribe for WF Shares thereunder and to allot and issue WF Shares pursuant to the exercise of any Options granted under the WF Scheme;

(b) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the Global Coordinator for itself and on behalf of the Underwriters) and not being terminated in accordance with the terms of the respective Underwriting Agreements or otherwise;

(c) the Listing Committee granting listing of, and permission to deal in, (i) the WF Shares in issue and to be issued in the Global Offering as mentioned in the Prospectus (including any WF Shares which may fall to be issued upon exercise of the Over-allotment Option) and (ii) any WF Shares to be issued pursuant to the exercise of Options under the WF Scheme, whether the granting of the listing and permission is subject to conditions or not; and

(d) the WF Scheme being approved by the Shareholders at the Extraordinary General Meeting.

Where the provisions require the WF Scheme or any related matters to be approved by the WF Shareholders/ independent non-executive WF Directors, such scheme or matters must simultaneously be approved by the Shareholders/independent non-executive Directors.

GENERAL

The Group is principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products.

The Global Coordinator has been appointed as the sponsor and global coordinator in respect of the Proposed Spin-off.

Xuchang Cigarette Factory is principally engaged in the business of manufacturing and sale of cigarette products, Sichuan Swellfun is principally engaged in the business of manufacturing and sale of wine products and Xinnan Paper is principally engaged in the business of trading of recovered paper.

Shareholders and potential investors should note that the Proposed Spin-off is subject to, among others, the conditions referred to in this announcement, the decision of the Board as well as market conditions prevailing at the time immediately before the Proposed Spin-off. In particular, there is no assurance that approval from the Stock Exchange will be granted. As the Proposed Spin-off may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

The Company will make a further announcement in relation to the Proposed Spin-off if and when appropriate.

The Company will convene the Extraordinary General Meeting at which ordinary resolutions will be proposed to approve, if thought fit the Proposed Spin-Off and the WF Scheme. The Independent Board Committed had been appointed to advise Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions. A circular containing, among other things, particulars of the Proposed Spin-Off, the Preferential Offer, the Continuing Connected Transactions and the WF Scheme, a letter of advice from the Independent Board Committee to the Shareholders, a letter of advice from Commerzbank to the Independent Board Committee and the Shareholders as well as a notice convening the Extraordinary General Meeting and the form of proxy for use at the Extraordinary General Meeting will be dispatched to the Shareholders.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:-

"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"Assured Entitlement"	the entitlement of Qualifying Shareholders to apply for Reserved Shares under the Preferential Offer
"Board"	the board of directors of the Company
"Capitalisation Issue"	the issue of WF Shares to WF Shareholders on a record date to be determined by the WF Board by way of capitalisation of certain sums standing to the credit of the share premium account of WF Printing being credited as a result of the Global Offering
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC

"Chengdu Wing Fat"	成都永發印務有限公司(Chengdu Wing Fat Printing Co., Ltd.), a sino-foreign equity joint venture enterprise established in the PRC which is owned as to 51% by WF Printing and a subsidiary of the Company
"chief executive"	has the meaning ascribed to it under the Listing Rules
"Cigarette Packaging Transactions"	the printing and sale of cigarette packaging materials by Xuchang Yongchang to Xuchang Cigarette Factory, particulars of which are set out in the section titled "Continuing Connected Transactions" of this announcement
"Commerzbank"	Commerzbank AG Hong Kong Branch, a licensed corporation permitted to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under SFO, the independent financial adviser appointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Connected Persons"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the Cigarette Packaging Transactions, Wine Packaging Transactions and Recovered Paper Purchase Transactions
"Directors"	directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held by the Company at which ordinary resolutions will be proposed to approve, if thought fit, the Proposed Spin-off and the WF Scheme
"Global Coordinator"	BNP Paribas Capital (Asia Pacific) Limited, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"Global Offering"	the Public Offer and the Placing (including the Preferential Offer)

"Group"	the Company and its subsidiaries
"Hebei Yongxin"	河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.), a sino-foreign equity joint venture enterprise established in the PRC with limited liability which is owned as to 66% by WF Printing and a subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei, Mr. Leung Pak To, Francis, all independent non-executive Directors, appointed to advise the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions
"Latest Practicable Date"	7th November 2007, being the latest practicable date for ascertaining certain information in this announcement
"Listing Committee"	the listing sub-committee of the directors of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-Qualifying Shareholder(s)"	Shareholder(s) whose names appear on the Register of Members of the Company on the Record Date with the addresses as shown in the Register of Members of the Company on that day outside Hong Kong whom the Board, after making enquiries, considers it necessary or expedient on account either of legal restrictions under the laws of the relevant overseas places or the requirements of the relevant regulatory bodies or stock exchanges in those places not to offer the Reserved Shares to them
"Offer Price"	the final price per WF Share in Hong Kong dollars (exclusive of brokerage, SFC transaction levy and the Stock Exchange trading fee) at which the WF Shares are to be subscribed for and issued, or purchased and sold, pursuant to the Global Offering, to be determined as further described in the Prospectus
"Options"	a right to subscribe for WF Shares pursuant to the terms of the WF Scheme

"Over-allotment Option"	the option to be granted by WF Printing to the Global Coordinator on behalf of the placing underwriters to require WF Printing to allot and issue up to an aggregate of 15% of the WF Shares to be initially offered for subscription under the Global Offering at the Offer Price to cover, among other things, over-allocations in the Placing
"Participant"	means (i) any directors, officers or employees (whether full-time or part-time) of each member of the WF Group and of WF Printing's jointly-controlled entities and associated companies; (ii) any discretionary objects of a discretionary trust established by any employees, or directors of each member of the WF Group and of WF Printing's jointly-controlled entities and associated companies; (iii) any consultants, professional and other advisers to each member of the WF Group and of WF Printing's jointly-controlled entities and associated companies (including their employees or executives or any persons, firms or companies proposed to be appointed for providing such services); (iv) any chief executives or substantial shareholders of WF Printing; (v) any Associates of directors, chief executives or substantial shareholders of WF Printing; (vi) any directors, chief executives, officers or employees (whether full-time or part-time) of the Company, SIIC or other holding companies of WF Printing; and (vii) any Associates of directors, chief executives, officers or employees of the Company, SIIC or other holding companies of WF Printing, provided that the WF Board may have absolute discretion to determine, whether or not one falls within the above categories
"Placing"	the offer and sale of the WF Shares by WF Printing (a) to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and (b) to certain persons outside the United States (including to professional investors in Hong Kong, other than to retail investors in Hong Kong) in reliance on Regulation S under the Securities Act, as described in this announcement and to be further described in the Prospectus
"PN15"	Practice Note 15 of the Listing Rules
"PRC"	the People's Republic of China which, for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan
"Preferential Offer"	the proposed preferential offer to the Qualifying Shareholders for subscription of the Reserved Shares on an assured basis at the Offer Price, on and subject to the terms and conditions as will be described in the Prospectus, details of which are set out in the paragraph headed "Preferential Offer" of this announcement

"Proposed Spin-off"	the proposed separate listing of the WF Shares on the Main Board of the Stock Exchange pursuant to the Global Offering
"Prospectus"	the prospectus proposed to be issued by WF Printing in relation to the Global Offering
"Public Offer"	the offer of WF Shares by WF Printing for subscription by the public in Hong Kong for cash at the Offer Price as described in this announcement and to be further described in the Prospectus
"Qualifying Shareholder(s)"	holder(s) of not less than 100 Shares whose name(s) appear on the register of members of the Company at 4:30 p.m. on the Record Date, other than the Non-Qualifying Shareholder(s)
"Record Date"	26th November 2007, being the date for ascertaining the Assured Entitlement
"Recovered Paper Purchase Transactions"	the purchase of recovered paper by Hebei Yongxin from Xinnan Paper, particulars of which are set out in the section titled "Continuing Connected Transactions" of this announcement
"Remaining Group"	the Group, excluding the WF Group
"Reserved Shares"	10,712,610 WF Shares, representing approximately 7.1% of the WF Shares initially available under the Global Offering, being offered to the Qualifying Shareholders pursuant to the Preferential Offer and which are to be allocated out of the WF Shares offered under the Placing
"RMB"	Renminbi, the lawful currency of the PRC
"S.I. Printing"	S.I. Printing Holdings Ltd., a company incorporated under the laws of the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Securities Act"	the U.S. Securities Act of 1933, as amended
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

"Sichuan Swellfun"	四川水井坊股份有限公司 (Sichuan Swellfun Co., Ltd.) (formerly known as 四川全興股份有限公司 (Sichuan Quan Xing Joint-Stock Co., Ltd.), a connected person of the Company by virture of its being a substantial shareholder of Chengdu Wing Fat, a subsidiary of the Company
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriters"	the underwriters of the Global Offering
"Underwriting Agreements"	the underwriting agreements to be entered into between, inter alia, WF Printing and the Underwriters in connection with the Global Offering
"United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"WF Board"	board of directors of WF Printing
"WF Directors"	directors of WF Printing
"WF Group"	WF Printing and its subsidiaries
"WF Printing"	The Wing Fat Printing Company, Limited, a public company incorporated under the laws of Hong Kong with limited liability whose issued ordinary share capital is owned indirectly as to approximately 93.44% by the S.I. Printing and a subsidiary of the Company
"WF Scheme"	the proposed share option scheme to be conditionally adopted by WF Printing
"WF Shareholders"	holders of the WF Shares
"WF Shares"	ordinary shares of WF Printing
"Wine Packaging Transactions"	the printing and sale of wine packaging materials by Chengdu Wing Fat to Sichuan Swellfun, particulars of which are set out in the section titled "Continuing Connected Transactions" of this announcement
"Xinnan Paper"	新南(天津)紙業有限公司 (Xinnan (Tianjin) Paper Co., Ltd.), a connected person of the Company by virture of its being a substantial shareholder of Hebei Yongxin, a subsidiary of the Company

"Xuchang Cigarette Factory"	許昌捲煙總廠 (Xuchang Cigarette Factory), a connected person of the Company by virture of its being a substantial shareholder of Xuchang Yongchang, a subsidiary of the Company
"Xuchang Yongchang"	許昌永昌印務有限公司 (Xuchang Yongchang Printing Co., Ltd.), a sino-foreign equity joint venture enterprise established in the PRC with limited liability which is owned as to 51% by WF Printing and a subsidiary of the Company

For the purposes of this announcement, the exchange rate of HK$1 = RMB0.96 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

English names of the PRC established companies/entities in this announcement are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 7th November 2007

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/07

12th November 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 9th November 2007 and a shareholders' circular dated 9th November 2007 of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements and circular shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post

Publication Date : 12th November 2007

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTIFICATION

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the notice on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The notice is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 9th December 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 9th November 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shanghai Industrial Holdings Limited (the "**Company**") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 26th November 2007 at 3:00 p.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

1. "**THAT** the Proposed Spin-off (as defined in the circular of the Company dated 9th November 2007, a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for identification purposes) be and is hereby approved and the board of directors of the Company (the "Board") be and is hereby authorized on behalf of the Company to approve and implement the Proposed Spin-off and to do all such acts, to enter into all such agreements, transactions and arrangements and to take all such actions in connection therewith or arising therefrom in relation to the Proposed Spin-off as the Board may consider necessary or expedient in order to give effect to the Proposed Spin-off."

2. "**THAT**, subject to and conditional upon: (a) the passing of an ordinary resolution of the shareholders of The Wing Fat Printing Company, Limited ("WF Printing") approving the adoption of the share option scheme of WF Printing (the "WF Scheme"), the rules of which are contained in the document marked "B" produced to the meeting and signed by the chairman of the meeting for identification purposes; (b) the approval of the WF Scheme by the shareholders of the Company; (c) the listing committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of, and permission to deal in, the shares of WF Printing in issue and to be issued as mentioned in the Prospectus (as defined in the circular of the Company dated 9th November 2007 ("Circular"), a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for identification purposes) and any shares of WF Printing which may fall to be issued pursuant to the exercise of options granted under the WF Scheme, whether the granting of the listing and permission is subject to conditions or not; and (d) the obligations of the underwriters of the Global Offering (as defined in the Circular) under the underwriting agreements in respect of the Global Offering becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the Global Coordinator (as defined in the Circular) for itself and the said underwriters) and not being terminated in accordance with the respective terms of such underwriting agreements or otherwise, be and is hereby approved and the board of directors of the Company (the "Board") be and is hereby

authorized to do all such acts, to enter into all such agreements, transactions and arrangements and to take all such actions in connection therewith or arising therefrom as the Board may consider necessary or expedient in order to give effect to the WF Scheme."

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 9th November 2007

Registered Office:
26th Floor, Harcourt House
39 Gloucester Road
Wanchai, Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company shall, in respect of such share, be entitled alone to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

(4) The instrument appointing a proxy must be in writing under the hand of the appointer or attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

(5) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof, as the case may be).

(6) Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting. If such member attends the meeting, his form of proxy will be deemed to have been revoked.

(7) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English language version shall prevail.

As at the date of this notice, the Board of Directors of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited or The Wing Fat Printing Company, Limited in any jurisdiction, including the United States, and any securities described in this circular may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption therefrom. No action has been taken or will be taken to permit a public offering of shares in The Wing Fat Printing Company, Limited in any jurisdiction other than Hong Kong.

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

POSSIBLE DISCLOSEABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, CONTINUING CONNECTED TRANSACTIONS AND ADOPTION OF SHARE OPTION SCHEME OF THE WING FAT PRINTING COMPANY, LIMITED

Independent financial adviser to the Independent Board Committee and Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions

COMMERZBANK

Commerzbank AG Hong Kong Branch

A letter from the Independent Board Committee to the Shareholders is set out on page 31 of this circular.

A letter from Commerzbank AG Hong Kong Branch, the independent financial adviser to the Independent Board Committee and the Shareholders, containing its advice in relation to the Proposed Spin-off is set out on pages 32 to 46 of this circular.

A notice convening the Extraordinary General Meeting of Shanghai Industrial Holdings Limited (the "Company") to be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 26th November 2007 at 3:00 p.m. is set out on pages 68 to 69 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit the same to the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time scheduled for the holding of the Extraordinary General Meeting or any adjournments thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournments thereof should you so wish.

9th November 2007

EXPECTED TIMETABLE

	2007
Last day for dealing in Shares cum-entitlement to the Preferential Offer	Tuesday, 20th November
First day for dealing in Shares ex-entitlement to the Preferential Offer	Wednesday, 21st November 2007
Latest time for lodging transfers of Shares to qualify for the Preferential Offer	4:30 p.m. on Thursday, 22nd November
Register of Members of the Company closes (both days inclusive)	from 9:00 a.m. on Friday, 23rd November to 4:30 p.m. on Monday, 26th November
Latest time for return of proxy forms in respect of the Extraordinary General Meeting	3:00 p.m. on Saturday, 24th November
Record Date for determining the entitlement to the Preferential Offer	Monday, 26th November
Extraordinary General Meeting	3:00 p.m. on Monday, 26th November
Register of Members of the Company re-opens	9:00 a.m. on Tuesday, 27th November

CONTENTS

Pages

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"Assured Entitlement"	the entitlement of Qualifying Shareholders to apply for Reserved Shares under the Preferential Offer
"Auditors"	the auditors for the time being of WF Printing
"Board"	the board of directors of the Company
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities
"Capitalisation Issue"	the issue of WF Shares to WF Shareholders on a record date to be determined by the WF Board by way of capitalisation of certain sums standing to the credit of the share premium account of WF Printing being credited as a result of the Global Offering
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC
"Chengdu Wing Fat"	成都永發印務有限公司 (Chengdu Wing Fat Printing Co., Ltd.), a sino-foreign equity joint venture enterprise established in the PRC which is owned as to 51% by WF Printing and a subsidiary of the Company
"chief executive"	has the meaning ascribed to it under the Listing Rules
"Cigarette Packaging Transactions"	the printing and sale of cigarette packaging materials by Xuchang Yongchang to Xuchang Cigarette Factory, particulars of which are set out in the section titled "Continuing Connected Transactions" in the "Letter from the Board" set out in this circular
"Commerzbank"	Commerzbank AG Hong Kong Branch, a licensed corporation permitted to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under SFO, the independent financial adviser appointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions

"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Connected Person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the Cigarette Packaging Transactions, Wine Packaging Transactions and Recovered Paper Purchase Transactions
"Court"	any court of Hong Kong of competent jurisdiction
"day"	calendar day
"Directors"	directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened and held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Monday, 26th November 2007 at 3:00 p.m. at which ordinary resolutions will be proposed to approve, if thought fit, the Proposed Spin-off and the WF Scheme
"Global Coordinator"	BNP Paribas Capital (Asia Pacific) Limited, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"Global Offering"	the Public Offer and the Placing (including the Preferential Offer)
"Grantee"	any Participant who accepts an Offer in accordance with the terms of the WF Scheme or (where the context so permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries

"Hebei Yongxin"	河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.), a sino-foreign equity joint venture enterprise established in the PRC with limited liability which is owned as to 66% by WF Printing and a subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei, Mr. Leung Pak To, Francis, all independent non-executive Directors, appointed to advise the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions
"Latest Practicable Date"	7th November 2007, being the latest practicable date for ascertaining certain information in this circular
"Listing Committee"	the listing sub-committee of the directors of the Stock Exchange
"Listing Date"	the date on which dealings of the Shares on the Main Board of the Stock Exchange first commence
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"Non-Qualifying Shareholder(s)"	Shareholder(s) whose names appear on the Register of Members of the Company on the Record Date with the addresses as shown in the Register of Members of the Company on that day outside Hong Kong whom the Board, after making enquiries, considers it necessary or expedient on account either of legal restrictions under the laws of the relevant overseas places or the requirements of the relevant regulatory bodies or stock exchanges in those places not to offer the Reserved Shares to them

"Offer"	the offer of the grant of an Option made by the WF Board in accordance with the WF Scheme
"Offer Date"	the date on which an Option is offered to a Participant in accordance with the WF Scheme, such date must be a Business Day
"Offer Price"	the final price per WF Share in Hong Kong dollars (exclusive of brokerage, SFC transaction levy and the Stock Exchange trading fee) at which the WF Shares are to be subscribed for and issued, or purchased and sold, pursuant to the Global Offering, to be determined as further described in the Prospectus
"Options"	a right to subscribe for WF Shares pursuant to the terms of the WF Scheme
"Option Period"	a period to be determined by the WF Board at its absolute discretion and notified by the WF Board to each Grantee as being the period during which an Option may be exercised and in any event, such period shall not be longer than 10 years from the date upon which any particular Option is granted in accordance with the WF Scheme
"Over-allotment Option"	the option to be granted by WF Printing to the Global Coordinator on behalf of the placing underwriters to require WF Printing to allot and issue up to an aggregate of 15% of the WF Shares to be initially offered for subscription under the Global Offering at the Offer Price to cover, among other things, over-allocations in the Placing
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose address(es) as shown in the register of members of the Company on that date is/are outside Hong Kong

"Participant"	means (i) any directors, officers or employees (whether full-time or part-time) of each member of the WF Group and of WF Printing's jointly-controlled entities and associated companies; (ii) any discretionary objects of a discretionary trust established by any employees, or directors of each member of the WF Group and of WF Printing's jointly-controlled entities and associated companies; (iii) any consultants, professional and other advisers to each member of the WF Group and of WF Printing's jointly-controlled entities and associated companies (including their employees or executives or any persons, firms or companies proposed to be appointed for providing such services); (iv) any chief executives or substantial shareholders of WF Printing; (v) any Associates of directors, chief executives or substantial shareholders of WF Printing; (vi) any directors, chief executives, officers or employees (whether full-time or part-time) of the Company, SIIC or other holding companies of WF Printing; and (vii) any Associates of directors, chief executives, officers or employees of the Company, SIIC or other holding companies of WF Printing, provided that the WF Board may have absolute discretion to determine, whether or not one falls within the above categories
"Placing"	the offer and sale of the WF Shares by WF Printing (a) to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and (b) to certain persons outside the United States (including to professional investors in Hong Kong, other than to retail investors in Hong Kong) in reliance on Regulation S under the Securities Act, as described in this circular and to be further described in the Prospectus
"PN15"	Practice Note 15 of the Listing Rules
"PRC"	the People's Republic of China which, for the purpose of this circular, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan

"Preferential Offer"	the proposed preferential offer to the Qualifying Shareholders for subscription of the Reserved Shares on an assured basis at the Offer Price, on and subject to the terms and conditions as will be described in the Prospectus, details of which are set out in the paragraph headed "Preferential Offer" in the section titled "Letter from the Board" in this circular
"Proposed Spin-off"	the proposed separate listing of the WF Shares on the Main Board of the Stock Exchange pursuant to the Global Offering
"Prospectus"	the prospectus proposed to be issued by WF Printing in relation to the Global Offering
"Public Offer"	the offer of WF Shares by WF Printing for subscription by the public in Hong Kong for cash at the Offer Price as described in this circular and to be further described in the Prospectus
"Qualifying Shareholder(s)"	holder(s) of not less than 100 Shares whose name(s) appear on the register of members of the Company at 4:30 p.m. on the Record Date, other than the Non-Qualifying Shareholder(s)
"Record Date"	26th November 2007, being the date for ascertaining the Assured Entitlement
"Recovered Paper Purchase Transactions"	the purchase of recovered paper by Hebei Yongxin from Xinnan Paper, particulars of which are set out in the section titled "Continuing Connected Transactions" in the "Letter from the Board" set out in this circular
"Relevant Company"	means any of WF Printing, its subsidiaries, its jointly-controlled entities, its associated companies, the Company, SIIC or other holding companies of WF Printing
"Remaining Group"	the Group, excluding the WF Group
"Reserved Shares"	10,712,610 WF Shares, representing approximately 7.1% of the WF Shares initially available under the Global Offering, being offered to the Qualifying Shareholders pursuant to the Preferential Offer and which are to be allocated out of the WF Shares offered under the Placing
"RMB"	Renminbi, the lawful currency of the PRC

"S.I. Printing"	S.I. Printing Holdings Ltd., a company incorporated under the laws of the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Securities Act"	the U.S. Securities Act of 1933, as amended
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Sichuan Swellfun"	四川水井坊股份有限公司 (Sichuan Swellfun Co., Ltd) (formerly known as 四川全興股份有限公司 (Sichuan Quan Xing Joint-Stock Co., Ltd.), a connected person of the Company by virture of its being a substantial shareholder of Chengdu Wing Fat, a subsidiary of the Company
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the price per WF Share at which a Grantee may subscribe for WF Shares on the exercise of an Option pursuant to the terms of the WF Scheme
"Underwriters"	the underwriters of the Global Offering
"Underwriting Agreements"	the underwriting agreements to be entered into between, inter alia, WF Printing and the Underwriters in connection with the Global Offering
"United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"WF Board"	board of directors of WF Printing
"WF Directors"	directors of WF Printing
"WF Group"	WF Printing and its subsidiaries

"WF Printing"	The Wing Fat Printing Company, Limited, a public company incorporated under the laws of Hong Kong with limited liability whose issued ordinary share capital is indirectly owned as to approximately 93.44% by S.I. Printing and a subsidiary of the Company
"WF Scheme"	the proposed share option scheme to be conditionally adopted by WF Printing, a summary of the principal terms of which is set out in Appendix I to this circular
"WF Shareholders"	holders of WF Shares
"WF Shares"	ordinary shares of WF Printing
"Wine Packaging Transactions"	the printing and sale of wine packaging materials by Chengdu Wing Fat to Sichuan Swellfun, particulars of which are set out in the section titled "Continuing Connected Transactions" in the "Letter from the Board" set out in this circular
"Xinnan Paper"	新南(天津)紙業有限公司 (Xinnan (Tianjin) Paper Co., Ltd.), a connected person of the Company by virtue of its being a substantial shareholder of Hebei Yongxin, a subsidiary of the Company
"Xuchang Cigarette Factory"	許昌捲煙總廠 (Xuchang Cigarette Factory), a connected person of the Company by virtue of its being a substantial shareholder of Xuchang Yongchang, a subsidiary of the Company
"Xuchang Yongchang"	許昌永昌印務有限責任公司 (Xuchang Yongchang Printing Co., Ltd.), a sino-foreign equity joint venture enterprise established in the PRC with limited liability which is owned as to 51% by WF Printing and a subsidiary of the Company

For the purposes of this circular, the exchange rate of HK$1.00 = RMB0.96 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

English names of the PRC established companies/entities in this circular are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

9th November 2007

To the Shareholders

Dear Sir or Madam,

POSSIBLE DISCLOSEABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED, CONTINUING CONNECTED TRANSACTION AND ADOPTION OF SHARE OPTION SCHEME OF THE WING FAT PRINTING COMPANY, LIMITED

INTRODUCTION

The Board announced that WF Printing had on 29th August 2007 submitted an advance booking form to the Stock Exchange in relation to the Proposed Spin-off and had on 7th November 2007 submitted a formal application to the Stock Exchange for the separate listing of, and permission to deal in, the WF Shares in issue and to be issued pursuant to the Global Offering, the Capitalisation Issue and the WF Scheme on the Main Board of the

Stock Exchange. No action has been taken or will be taken to permit a public offering of the WF Shares in any jurisdiction other than Hong Kong. The Proposed Spin-off, if proceeded, will be effected in compliance with PN15 of the Listing Rules.

WF Printing is a public company incorporated in Hong Kong in 1920 and its issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company through its wholly-owned subsidiary S.I. Printing. According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-off may constitute a material dilution of the Company's interest in WF Printing (as defined under Rule 13.36 of the Listing Rules) since after completion of the Proposed Spin-off and assuming the exercise of the Over-allotment Option in full, the Company's interest in WF Printing will be diluted to the extent of 5% or more as determined under the revenue tests pursuant to Rule 14.07 of the Listing Rules. As such, the Proposed Spin-off will be made conditional upon the approval of the Shareholders pursuant to paragraph 3(e)(1)(ii) of PN15. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off. The Independent Board Committee had been appointed to advise the Shareholders in respect of, inter alia, the Proposed Spin-off and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of, inter alia, the Proposed Spin-off.

The Proposed Spin-off will also constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules in the event that the Over-allotment Option is exercised.

Assuming that the Over-allotment Option is not exercised, S.I. Printing will be interested in approximately 65.41% of the enlarged total issued share capital of WF Printing immediately following completion of the Proposed Spin-off.

In connection with the Proposed Spin-off, the Preferential Offer will be made to the Qualifying Shareholders and WF Printing will adopt the WF Scheme. Since WF Printing is a subsidiary of the Company, Shareholders' approval is also required for the adoption of the WF Scheme.

The Continuing Connected Transactions had in the past been entered into by members of the WF Group with substantial shareholders of WF Printing's PRC subsidiaries which are of a continuing nature. These Continuing Connected Transactions are continuing connected transactions of the Group under the Listing Rules and had previously been disclosed by the Company in accordance with the Listing Rules. It is envisaged that these transactions will continue after completion of the Proposed Spin-off and will therefore continue to be subject to, among other things, the connected transactions requirements under Chapter 14A of the Listing Rules. The Independent Board Committee had been appointed to advise the Shareholders in respect of, inter alia, the Continuing Connected Transactions and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of, inter alia, the Continuing Connected Transactions.

The purposes of this circular are (1) to provide the Shareholders with information on the reasons for and benefits of the Proposed Spin-off, the Preferential Offer and such other information relating to the Proposed Spin-off; (2) to provide the Shareholders with

information on the Continuing Connected Transactions; (3) to set out the recommendation of the Independent Board Committee to the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions; (4) to set out the letter of advice from Commerzbank which contains its recommendation to the Independent Board Committee and the Shareholders in respect of the Proposed Spin-off and the Continuing Connected Transactions; (5) to provide Shareholders with details on the WF Scheme; and (6) to give notice to Shareholders of the Extraordinary General Meeting at which ordinary resolutions will be proposed to approve the Proposed Spin-off and the WF Scheme.

Shareholders and potential investors should note that the Proposed Spin-off is subject to, among others, the conditions referred to in this circular, the decision of the Board as well as market conditions prevailing at the time immediately before the Proposed Spin-off. In particular, there is no assurance that approval from the Stock Exchange will be granted. As the Proposed Spin-off and the Preferential Offer may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

THE PROPOSED SPIN-OFF

(1) The Proposed Spin-off

The final structure (including the price range) of the Proposed Spin-off has not yet been concluded and will be determined by the Directors, the WF Directors and the Global Coordinator in due course. However, the Proposed Spin-off is proposed to be effected by way of the Global Offering, which will comprise the Public Offer and the Placing (including the Preferential Offer), and will be accompanied by a separate listing of the WF Shares on the Main Board of the Stock Exchange. The Proposed Spin-off will also include an Over-allotment Option to be granted to the Global Coordinator on behalf of the placing underwriters to require WF Printing to allot and issue up to an aggregate of 15% of the WF Shares initially to be offered for subscription under the Global Offering. It is intended that the Qualifying Shareholders will be provided with an Assured Entitlement to WF Shares by way of preferred application in the Global Offering, particulars of which are set out in the section titled "Preferential Offer" below.

The new WF Shares to be issued pursuant to the Global Offering will rank pari passu in all respects with the other WF Shares then in issue and there is no restriction on the subsequent sale of such WF Shares on the Stock Exchange.

The Proposed Spin-off will be subject to, among others, the following conditions:

(a) the Listing Committee granting listing of, and permission to deal in, the WF Shares in issue and to be issued pursuant to the Proposed Spin-off;

(b) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with their respective terms or otherwise, on or before the date and time to be specified therein; and

(c) the passing of a resolution at the Extraordinary General Meeting by the Shareholders approving the Proposed Spin-off.

If any of these and other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Global Offering and the Proposed Spin-off will lapse, the Stock Exchange will be notified immediately and an announcement will be published by the Company and/or WF Printing as soon as practicable following such lapse.

The Proposed Spin-off will not proceed if such conditions are not satisfied.

(2) Separate Listing of WF Shares

The Shares will continue to be listed on the Stock Exchange after the implementation of the Proposed Spin-off. The listing of the WF Shares on the Stock Exchange is conditional upon, among others, the conditions stated in paragraph (1) above.

An application has been made to the Stock Exchange for the listing of and permission to deal in WF Shares in issue and any new WF Shares to be issued pursuant to the Global Offering including any WF Shares that may be issued pursuant to the exercise of the Over-allotment Option, any WF Shares that may be issued pursuant to the Capitalisation Issue and any new WF Shares that may be issued pursuant to the exercise of options under the WF Scheme. The Directors confirm that the Company complies with all the requirements under PN15 with respect to the Proposed Spin-off.

Subject to the granting of the listing of, and permission to deal in, the WF Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the WF Shares will be accepted as eligible securities by HKSCC, for deposit, clearance and settlement in CCASS with effect from the date of listing of the WF Shares or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

(3) Businesses of the Remaining Group and of the WF Group

The Remaining Group is principally engaged in the business of real estate investment, infrastructure facilities (including water services and toll roads), medicine (including Chinese medicine and health food, biomedicine, chemical medicine and medical equipment) and consumer products (other than the printing of packaging materials, containerboard production and paper trading business).

WF Printing is a public company incorporated in Hong Kong in 1920 and its issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company. The business of the WF Group focuses on (1) quality printing of packaging materials in Hong Kong and various provinces in the PRC principally for cigarettes, alcohol, pharmaceuticals, cosmetics and a range of other consumer products, and (2) production of containerboard in Hebei Province, the PRC for manufacture of corrugated boxes and other packaging boxes by its customers. In addition, the WF Group engages in paper trading, which involves sales of

printing and recovered paper, among others. The WF Group's printing business is headquartered in Hong Kong with 7 production bases in Hong Kong and a number of major provinces in the PRC, namely, Guangdong Province, Henan Province, Zhejiang Province and Sichuan Province. All of the Group's printing, containerboard production and paper trading businesses are conducted through the WF Group.

Upon completion of the Proposed Spin-off, the Company will remain an indirect controlling shareholder of WF Printing, holding approximately 65.41% of its enlarged issued share capital (assuming that the Over-allotment Option is not exercised) through S.I. Printing.

Upon completion of the Proposed Spin-off, WF Printing will remain as a subsidiary of the Company and its financial results will continue to be consolidated into the Group's results.

Set out below is a brief summary of the audited consolidated results of the WF Group for each of the three years ended 31st December 2006 and the unaudited consolidated results of the WF Group for the six months ended 30th June 2006 and 2007 respectively:

	Year ended 31st December			**Six months ended 30th June**	
	2004	**2005**	**2006**	**2006**	**2007**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million (unaudited)*	*HK$ million (unaudited)*
Revenue	530.58	945.27	1,400.44	697.85	775.94
Share of results of associates	38.13	33.61	43.31	20.00	17.33
Share of (losses) profits of jointly controlled entities	(9.41)	5.75	–	–	–
Profits before taxation	145.29	146.67	181.11	93.75	117.39
Income tax expense	(19.31)	(10.70)	(7.67)	(3.98)	(10.86)
Minority interests	(9.95)	(10.46)	(24.89)	(17.77)	(20.57)
Profits attributable to WF Shareholders	116.03	125.51	148.55	72.00	85.96

(4) Reasons for and benefits of the Proposed Spin-off

The Company considers that the spin-off and separate listing of WF Printing on the Main Board of the Stock Exchange could better reflect the value of the WF Group on its own merits and increase its operational and financial transparency through which investors would be able to appraise and assess the performance and potential of the WF Group separately and distinctly from those of the Company.

The business of the WF Group has also grown to a size sufficient to command a separate listing status and the Directors consider that such listing will be beneficial to the Company for the following reasons:

(a) it enables the Company to focus on and further develop its remaining business and deploy its capital more efficiently by providing the Company with the flexibility to raise funds from the capital markets in future to support its growth through continuing organic expansion as well as acquisitions and enabling the WF Group to take advantage of its growth potential by attracting new investors who are seeking investments in the industries of printing of packaging materials, containerboard production and paper trading businesses; and

(b) the value of the WF Group is expected to be enhanced through the Proposed Spin-off given that:

(i) a listing on the Stock Exchange will enhance WF Printing's profile amongst its customers, suppliers and other business partners, as well as its ability to recruit good talents available;

(ii) a listing on the Stock Exchange will enable WF Printing to directly and independently access both equity and debt capital markets, as well as facilitate it to secure bank credit facilities;

(iii) following the Proposed Spin-off, WF Printing, as a listed company, would be able to offer an equity based incentive program (such as a share option scheme) that correlates directly to the performance of its own business to its employees and would therefore be in a better position to motivate its employees with incentive programs that closely align with the objective of shareholder value creation;

(iv) the independent listing of WF Printing will lead to a more direct alignment of its management's responsibilities and accountability with its operating and financial performance. This is expected to result in enhanced management focus, which should in turn lead to improved decision-making processes, faster response-time to market changes and increased operational efficiency. The top management of WF Printing will be under heightened scrutiny from the investor community and it will be possible to measure their performance against the stock market performance of WF Printing relative to its industry peers listed on the Stock Exchange. It will also be possible to link management incentives to such performance, thereby increasing management motivation and commitment; and

(v) a listing on the Stock Exchange will also provide clarity of the credit profile of the WF Group for rating agencies and financial institutions that wish to analyse and lend against the credit of a service provider and material supplier in the packaging printing and containerboard production industry.

S.I. Printing is expected to remain as a controlling shareholder of WF Printing after completion of the Proposed Spin-off, and the Group is expected to benefit from any enhanced value of the WF Group through the Proposed Spin-off.

(5) Intended use of proceeds

It is currently intended that the net proceeds from the Global Offering be used to implement future plans of the WF Group, to improve its overall financial position and to provide additional working capital for the WF Group. Based on the current proposed offer size and structure of the Global Offering and assuming that the Over-allotment Option is not exercised, it is currently expected that the estimated gross proceeds and net proceeds from the Global Offering to be no less than approximately HK$756 million and approximately HK$708 million respectively. The actual amount of the net proceeds from the Global Offering may, however, differ from such estimated figures depending on, among others, the actual pricing and actual listing expenses incurred.

WF Printing currently intends to apply the net proceeds from the Global Offering as follows:

- to finance the capital expenditure for new production facilities of its printing business;
- to fund the acquisition of equity interests in other printing companies;
- to fund the capital expenditure of the sixth containerboard production line of Hebei Yongxin;
- to establish new channels for sourcing of recovered paper in the Beijing-Tianjin-Hebei region;
- to repay the bank borrowings; and
- the remaining amount to provide funding for the WF Group's working capital and other general corporate purposes.

To the extent that the net proceeds from the Global Offering are not immediately required for the above purposes or if the WF Group is unable to effect any part of its future development plans as intended, the WF Group may hold such funds in short-term deposits with licensed banks and authorized financial institutions in Hong Kong for so long as it is in the best interests of the WF Group and the WF Shareholders.

(6) Effects of the Proposed Spin-off

(i) Shareholding structure prior to the Proposed Spin-off

The simplified shareholding structure of WF Printing as at the Latest Practicable Date is set out as follows:


SIIC
approx. 51.16% (Note)
Company
100%
Other businesses
S.I. Printing
Other existing WF Shareholders
approx. 93.44% of issued ordinary shares of WF Printing
approx. 6.56% of issued ordinary shares of WF Printing
WF Printing
Businesses of printing of paper packaging materials, containerboard production and paper trading

Note: The Shares are held through three wholly-owned subsidiaries of SIIC.

(ii) Shareholding structure after the completion of the Proposed Spin-off and the Capitalisation Issue

The simplified shareholding structure of WF Printing immediately after completion of the Proposed Spin-off and the Capitalisation Issue (assuming the Over-allotment Option is not exercised and SIIC, through its wholly-owned subsidiaries, takes up all Reserved Shares allocated to its wholly-owned subsidiaries under the Preferential Offer) is set out as follows:


SIIC
approx. 51.16% (Notes 1 & 2)
Company
100%
Other businesses
S.I. Printing
approx. 1.10% of issued WF Shares
Public
approx. 65.41% of issued WF Shares
approx. 33.49% of issued WF Shares (Note 3)
WF Printing
Businesses of printing of paper packaging materials, containerboard production and paper trading

Notes:

1. The Shares are held through three wholly-owned subsidiaries of SIIC.

2. Assuming no further Shares are issued by the Company and no acquisition or disposal of Shares by SIIC from the Latest Practicable Date up to the date of completion of the Proposed Spin-off.

3. The 33.49% public shareholding in WF Printing includes the aggregate of 4.59% shareholdings of the current shareholders of WF Printing (other than S.I. Printing).

(iii) Effects on net asset value

It is expected that there will be a gain on the deemed disposal of interests in WF Printing upon completion of the Proposed Spin-off irrespective of whether the Over-allotment Option is exercised and as a result, the net asset value of the Group is expected to increase.

(iv) Effects on earnings

Upon completion of the Proposed Spin-off, the Group is expected to recognize a gain. Based on the unaudited consolidated net assets (after deducting minority interests) of WF Printing as at 30th June 2007, the estimated market value of WF Printing, a pre-listing dividend of HK$200 million declared by WF Printing and the estimated listing expenses, the amount of gain is estimated to be in the range of approximately HK$234 million and HK$338 million (if the Over-allotment Option is not exercised) or in the range of approximately HK$260 million and HK$374 million (if the Over-allotment Option is exercised in full). The gain represents the difference between the estimated amounts of net assets of WF Printing to be diluted immediately following the completion of the Global Offering. However, the actual amount of such gain may differ from the estimated figure as mentioned above depending on the actual pricing, actual listing expenses incurred and actual consolidated net assets of WF Printing following the completion of the Global Offering. Upon completion of the Global Offering, the consolidated net profit of the Group will be decreased by the portion of the results contributed by the reduced effective shareholding in WF Printing held by the Group.

(7) Relationship with the Remaining Group

S.I. Printing, the immediate holding company of WF Printing is interested in approximately 93.44% of the issued ordinary share capital of WF Printing as at the Latest Practicable Date and the Company is interested in the entire issued share capital of S.I. Printing as at the Latest Practicable Date.

WF Printing is managed by six executive WF Directors. Out of the six executive WF Director, Mr. Ding Zhong De, an executive WF Director, is also an executive director of the Company and SIIC and also a director of Nanyang Brothers Tobacco Company, Limited, an indirect wholly-owned subsidiary of the Company; and Mr. Zhou Jie, an executive WF Director is also a deputy chief-executive officer of the Company and a vice-president of SIIC. Mr. Ding Zhong De and Mr. Zhou Jie do not actively participate in the day-to-day management and operations of the WF Group. The day-to-day management and operations of the WF Group are overseen by Mr. Wen Song Quan, Mr. Jin Guo Ming, Mr. Chen Nai Lang, and Mr. Wang Qi Cong. None of Mr. Wen, Mr. Jin, Mr. Chen, nor Mr. Wang holds any directorship or other management position in the Company or SIIC. As such, the majority of the executive WF Directors do not have any directorships or management roles in the Company and/or SIIC.

The WF Board will also include 3 independent non-executive WF Directors who will provide checks and balances over the WF Board's decision-making on significant transactions, connected transactions and other transactions involving a potential conflict of

interests. WF Printing has a separate management team and separate functional departments including accounting, administration and human resources and company secretarial departments. All essential administration and daily operations of the WF Group will continue to be independently carried out by the WF Group without any support from the Company and/or S.I. Printing after the Proposed Spin-off.

The WF Group has a clear business focus, distinct from that of the Remaining Group. The WF Group is principally engaged in the business of packaging materials, production of containerboard and paper making. After completion of the Global Offering, the Remaining Group will continue to carry out their existing businesses, namely, real estate investment, infrastructure facilities, medicine, consumer products (other than the manufacture and sale of printed products and packaging materials, paper making and paper trading). As at the Latest Practicable Date, the Remaining Group does not carry on any business that competes with those of the WF Group.

(8) No Competition

The Company confirms that at any time during which the shares of WF Printing are listed on the Stock Exchange or any other stock exchange and for so long as the Company and S.I. Printing remains as a controlling shareholder (as defined under the Listing Rules) of WF Printing:

(i) it and any companies (other than members of the WF Group) which it can, either directly or indirectly, exercise or control the exercise of more than 50% of the voting power at general meetings or control the majority of the board of directors (the "Remaining Companies") will not carry on any business that competes or may compete with the WF Group's businesses as described in the Prospectus;

(ii) it shall, in its best endeavours, prevent and procure the Remaining Companies to prevent from developing any business in the future that would constitute actual or potential competition with the WF Group's businesses as described in the Prospectus;

(iii) in the event that its business and/or the business of the Remaining Companies competes or may compete with the WF Group's business as described in the Prospectus, it shall put the WF Group's interests as the first priority, and use its best endeavours to eliminate or avoid such competition;

(iv) it will make an annual declaration on the compliance of the no-competition confirmations set out in paragraphs (i) to (iii) above in the annual report of WF Printing; and

(v) it will provide all information necessary for the annual review by the independent non-executive WF Directors on the compliance with the no-competition confirmations set out in paragraphs (i) to (iii) above as well as the enforcement of such confirmations.

The Directors are of the view that there is no actual or potential competition between the business of the Remaining Group and the business of the WF Group.

(9) Listing Rules Implications

According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-off may constitute a material dilution of the Company's interest in WF Printing (as defined under Rule 13.36 of the Listing Rules) since after completion of the Proposed Spin-off and assuming the exercise of the Over-allotment Option in full, the Company's interest in WF Printing will be diluted to the extent of 5% or more as determined under the revenue tests calculated pursuant to Rule 14.07 of the Listing Rules. As such, the Proposed Spin-off will require the approval of the Shareholders pursuant to paragraph 3(e)(1)(ii) of PN15. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off. An Independent Board Committee comprising the independent non-executive Directors had been formed to advise the Shareholders and Commerzbank had been appointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Spin-off.

The Proposed Spin-off may also constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules in the event that the Over-allotment Option is exercised.

THE PREFERENTIAL OFFER

In order to enable the Shareholders to participate in the Global Offering on a preferential basis as to allocation only and subject to the Stock Exchange granting listing of, and permission to deal in, the WF Shares on the Stock Exchange, it is expected that 10,712,610 Reserved Shares (representing approximately 7.1% of the WF Shares initially offered under the Global Offering and taking no account of any WF Shares which may be allotted and issued pursuant to the exercise of the Over-allotment Option) will be available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer. The Reserved Shares will be allocated out of the WF Shares to be offered under the Placing. It is expected that the Qualifying Shareholders will be entitled to subscribe such number of Reserved Shares on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 100 Shares held by them at 4:30 p.m. on the Record Date, *provided that* any Qualifying Shareholder holding less than 100 Shares at 4:30 p.m. on the Record Date will not be entitled to apply for the Reserved Shares. However, the aforesaid is only an estimated and the final Assured Entitlement will depend on the number of Shares held by Qualifying Shareholders at 4:30 p.m. on the Record Date. It is currently expected that the three wholly-owned subsidiaries of SIIC, which together hold approximately 51.16% of the issued share capital of the Company, will take up their respective entitlements of the Reserved Shares under the preferential Offer.

In the event that the Proposed Spin-off does proceed, a blue application form for the Reserved Shares, together with a copy of the Prospectus, will be despatched to each Qualifying Shareholder who is entitled to apply for the Reserved Shares.

Shareholders should note that Assured Entitlements to Reserved Shares may not represent a multiple of a full board lot of 500 WF Shares and will be rounded down to the closest whole number if required, and that dealings in odd lots of the WF Shares may be at a price below their prevailing market price.

Assured Entitlements of Qualifying Shareholders to the Reserved Shares will not be transferable and there will be no trading in nil paid entitlements on the Stock Exchange. Any WF Shares issued pursuant to the Preferential Offer will be deemed fully paid, ranking pari passu in all respects with other WF Shares then in issue. The Global Coordinator has the authority to reallocate all or any of the Reserved Shares not taken up by the Qualifying Shareholders to the Placing.

The number of WF Shares initially available under the Preferential Offer is expected to represent approximately 7.1% of the WF Shares initially offered under the Global Offering and approximately 2.1% of the enlarged issued share capital of WF Printing upon completion of the Global Offering, assuming the Over-allotment Option is not exercised.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9:00 a.m. on Friday, 23rd November 2007 to 4:30 p.m. on Monday, 26th November 2007 for the purpose of determining the entitlement of the Qualifying Shareholders to the Preferential Offer. No transfer of Shares may be registered during that period. In order to qualify for the Preferential Offer, all transfers of Shares must be lodged with the share registrar of the Company by no later than 4:30 p.m. on Thursday, 22nd November 2007.

As the Proposed Spin-Off and the Preferential Offer may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

CONTINUING CONNECTED TRANSACTIONS

The Continuing Connected Transactions had in the past been entered into by members of the WF Group with substantial shareholders of WF Printing's PRC subsidiaries which are of a continuing nature. These Continuing Connected Transactions are continuing connected transactions of the Group under the Listing Rules and had previously been disclosed by the Company in accordance with the Listing Rules. It is envisaged that these transactions will continue after completion of the Proposed Spin-off and will continue to be subject to, among other things, the connected transactions requirements under Chapter 14A of the Listing Rules.

Particulars of the Continuing Connected Transactions

(1) Cigarette Packaging Transactions

Xuchang Yongchang, a subsidiary of the Company which carries on the business of printing and manufacturing of paper packaging materials, currently prints and sells cigarette packaging materials to Xuchang Cigarette Factory, a substantial shareholder of Xuchang

Yongchang holding 20.6% interests in Xuchang Yongchang, at prices negotiated on a fair basis with reference to the prevailing market prices. According to the WF Directors, as far as they are aware, it is a normal practice within the tobacco industry for cigarette manufacturers to engage a limited number of printing companies to undertake the printing of their respective cigarette packages and to form strategic relationships with such printing companies. For this reason, Xuchang Cigarette Factory, which is a substantial shareholder of Xuchang Yongchang, had been the sole customer[Note] for the cigarette packaging business of Xuchang Yongchang from 2005 to 2007.

Note Which included 南陽捲煙廠 which has been merged into Xuchang Cigarette Factory in year 2005.

It is envisaged that Xuchang Yongchang may continue to print and sell cigarette packaging materials to Xuchang Cigarette Factory from time to time after the Proposed Spin-off at fees charged on similar basis. Xuchang Yongchang has therefore on 7th November 2007 entered into an agreement with Xuchang Cigarette Factory with respect to the Cigarette Packaging Transactions containing, inter alia, the following terms:

Date	:	7th November 2007
Parties	:	(i) Xuchang Cigarette Factory (ii) Xuchang Yongchang
Term	:	From 7th November 2007 to 31st December 2009
Nature of Transaction	:	Xuchang Cigarette Factory will purchase cigarette paper materials and cigarette box packaging materials from Xuchang Yongchang in priority to other suppliers.
Pricing	:	The goods shall be supplied at prices negotiated on a fair basis with reference to the prevailing market prices, and at prices no less than those paid by Xuchang Cigarette Factory to other independent suppliers with respect to similar products

It is currently expected that the income to be derived from the Cigarette Packaging Transactions for the three years ending 31st December 2007, 2008 and 2009 will not exceed RMB200,000,000 (approximately HK$208,333,000), RMB260,000,000 (approximately HK$270,833,000) and RMB338,000,000 (approximately HK$352,083,000) respectively. Such annual cap amounts are arrived at after taking into account the following:

(i) historical figures including the transaction volume for the first half of 2007 as set out below:

Year ended	**Approximate amount**
Year ended 31st December 2004	HK$22,198,000
Year ended 31st December 2005	HK$113,491,000
Year ended 31st December 2006	HK$122,694,000
Six months ended 30th June 2007	HK$94,268,000

(ii) prediction on business growth, general industry growth and inflation; and

(iii) the expected growth in Xuchang Yongchang's production capacity in 2008 and 2009 with the purchase and installation of new machines which are expected to be in operation in 2008, thereby enabling Xuchang Yongchang to accommodate the growing demands of Xuchang Cigarette Factory.

The Directors consider that the Cigarette Packaging Transactions have been and will continue to be entered into on normal commercial terms and in the ordinary course of business of the Group and the terms of the Cigarette Packaging Transactions as set out in the agreement are fair and reasonable to the Company and its Shareholders taken as a whole.

(2) Wine Packaging Transactions

Chengdu Wing Fat, a subsidiary of the Company which carries on the business of printing and manufacturing of paper packaging materials, currently prints and sells wine packaging materials to Sichuan Swellfun, a substantial shareholder of Chengdu Wing Fat holding 20% interests in Chengdu Wing Fat, at fees negotiated on arm's length basis. According to the WF Directors, as far as they are aware, wine manufacturers often prefer to engage only a limited number of printing companies to undertake the printing of their respective wine packages in order to prevent counterfeit products, ensure a steady and reliable supply, consistency in the quality of printing and timely delivery. Sichuan Swellfun, being a substantial shareholder of Chengdu Wing Fat, had therefore engaged the printing services of Chengdu Wing Fat.

It is envisaged that Chengdu Wing Fat may continue to print and sell wine packaging materials to Sichuan Swellfun from time to time after the Proposed Spin-off at fees charged on similar basis. Chengdu Wing Fat has therefore on 7th November 2007 entered into an agreement with Sichuan Swellfun containing, inter alia, the following terms:

Date	:	7th November 2007
Parties	:	(i) Sichuan Swellfun (ii) Chengdu Wing Fat
Term	:	From 7th November 2007 to 31st December 2009
Nature of Transaction	:	Chengdu Wing Fat will use its best efforts to supply wine packaging materials to Sichuan Swellfun to satisfy its needs and Chengdu Wing Fat will be the specified printer of packaging materials for Sichuan Swellfun's products
Pricing	:	The goods shall be supplied at prices negotiated on a fair basis with reference to the prevailing market prices and the prices of raw materials.

It is currently expected that the income to be derived from the Wine Packaging Transactions for the three years ending 31st December 2007, 2008 and 2009 will not exceed RMB32,000,000 (approximately HK$33,333,000), RMB38,000,000 (approximately HK$39,583,000) and RMB45,000,000 (approximately HK$46,875,000) respectively. Such annual cap amounts are arrived at after taking into account the following:

(i) historical figures including the transaction volume for the first half of 2007 as set out below:

Year ended	Approximate amount
Year ended 31st December 2005	HK$28,688,000
Year ended 31st December 2006	HK$26,268,000
Six months ended 30th June 2007	HK$13,767,000

(ii) prediction on business growth, general industry growth and inflation; and

(iii) the expected growth in Chengdu Wing Fat's production capacity in 2008 and 2009 with the purchase and installation of new machines which are expected to be in operation in 2008.

The Directors consider that the Wine Packaging Transactions have been and will continue to be entered into on normal commercial terms and in the ordinary course of business of the Group and the terms of the Wine Packaging Transactions as set out in the agreement are fair and reasonable to the Company and its Shareholders taken as a whole.

(3) Recovered Paper Purchase Transactions

Hebei Yongxin, a subsidiary of the Company which carries on the business of paper making, currently sources recovered paper from Xinnan Paper, a substantial shareholder of Hebei Yongxin holding 29% interests in Hebei Yongxin, for the production of containerboard products at a price range similar to that charged by Xinnan Paper to its other customers. As Hebei Yongxin needs to source recovered paper materials for its paper making business and Xinnan Paper is in the business of sale of recovered paper with a reputation which Hebei Yongxin has confidence on the quality of the materials as well as the services provided by Xinnan Paper, Hebei Yongxin prefers to source its raw material from Xinnan Paper, a supplier which Hebei Yongxin is more familiar with rather than from a new supplier.

Apart from sourcing recovered paper materials from other suppliers, it is envisaged that Hebei Yongxin may also continue to purchase such recovered paper materials from Xinnan Paper from time to time after the Proposed Spin-off at fees charged on similar basis. Hebei Yongxin has therefore on 7th November 2007 entered into an agreement with Xinnan Paper containing, inter alia, the following terms:

Date	:	7th November 2007
Parties	:	(i) Xinnan Paper (ii) Hebei Yongxin
Term	:	From 7th November 2007 to 31st December 2009
Nature of Transaction	:	Xinnan Paper will supply recovered paper materials to Hebei Yongxin in accordance with Hebei Yongxin's demands
Pricing	:	The goods shall be supplied at prices negotiated on a fair basis with reference to the prevailing market prices, and at prices no higher than those charged by Xinnan Paper on its other independent customers

It is currently expected that the amount payable to Xinnan Paper in respect of the Recovered Paper Purchase Transactions for the three years ending 31st December 2007, 2008 and 2009 will not exceed RMB190,000,000 (approximately HK$197,917,000), RMB228,000,000 (approximately HK$237,500,000) and RMB410,400,000 (approximately HK$427,500,000) respectively. Such annual cap amounts are arrived at after taking into account the following:

(i) historical figures including the transaction volume for the first half of 2007 as set out below:

Year ended	**Approximate amount**
Year ended 31st December 2005	HK$131,028,000
Year ended 31st December 2006	HK$94,514,000
Six months ended 30th June 2007	HK$80,842,000

(ii) prediction on business growth, general industry growth and inflation;

(iii) expected increase in the price of recovered paper materials; and

(iv) the completion of the new production line of Hebei Yongxin expected to be in or around 2009 which is anticipated to double the production capacity of Hebei Yongxin in 2009.

The Directors consider that the Recovered Paper Purchase Transactions have been and will continue to be entered into on normal commercial terms and in the ordinary course of business of the Group and the terms of the Recovered Paper Purchase Transactions as set out in the agreement are fair and reasonable to the Company and its Shareholders taken as a whole.

Listing Rules Requirements

Each of Xuchang Cigarette Factory, Sichuan Swellfun and Xinnan Paper has no other relationship with the Group apart from being a substantial shareholder of a subsidiary of the Company and having entered into the relevant Continuing Connected Transactions. Save as disclosed above, each of Xuchang Cigarette Factory, Sichuan Swellfun and Xinnan Paper and their respective ultimate beneficial owners are independent of the Company and its connected persons as defined under the Listing Rules.

As each of Xuchang Cigarette Factory, Sichuan Swellfun and Xinnan Paper are substantial shareholders of a subsidiary of the Company, they are connected persons of the Company pursuant to Rule 14A.11(1) of the Listing Rules. The Continuing Connected Transactions therefore constitute continuing connected transactions of the Company under the Listing Rules. As the applicable percentage ratios for transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions on an annual basis exceed 2.5%, such transactions are subject to the disclosure and shareholders' approval requirements under the Listing Rules. As the applicable percentage ratio for transactions under the Wine Packaging Transactions on an annual basis exceed 0.1% but is less than 2.5%, such transactions are subject to the disclosure requirements but are exempted from the shareholders' approval requirements under the Listing Rules.

The Company has obtained from companies controlled by SIIC which together hold approximately 51.16% of the issued share capital of the Company written approvals of the transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions and their annual caps. These companies, namely Shanghai Investment Holdings Ltd. (holding 468,066,000 Shares), SIIC Capital (B.V.I.) Ltd. (holding 80,000,000 Shares) and SIIC CM Development Ltd. (holding 10,000 Shares) are all wholly-owned subsidiaries of SIIC. Since none of the Shareholders is materially interested in the transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions. Pursuant to Rule 14A.43 of the Listing Rules, the Company has applied for a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions and their annual caps to be given in writing.

The Board had appointed the Independent Board Committee to consider and advise the independent Shareholders on, inter alia, the terms of the Continuing Connected Transactions and the annual caps relating thereto, and Commerzbank to advise the Independent Board

Committee and the Shareholders on, inter alia, whether the Continuing Connected Transactions are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Termination of Port Agency Agreement

Reference is also made to the circular of the Company dated 23rd September 2005 in relation to, inter alia, the provision of cargo management services by Xinnan Paper to Hebei Yongxin at a port in Tianjin, the PRC to facilitate the taking of delivery by the Group of products purchased from Xinnan Paper pursuant to a port agency agreement dated 1st September 2005 entered into between Hebei Yongxin and Xinnan Paper (the "Port Agency Agreement"). Since 1st January 2007, Hebei Yongxin no longer engages the cargo management services of Xinnan Paper as such services has been provided by another third party unrelated to both the Group and Xinnan Paper, and such third party charges Hebei Yongxin directly for the provision of such services. As the Group does not intend to engage the cargo management services of Xinnan Paper in the meantime, the Port Agency Agreement was terminated by mutual agreement between Hebei Yongxin and Xinnan Paper on 7th November 2007.

THE WF SCHEME

The WF Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules. As WF Printing is a subsidiary of the Company, the adoption of such scheme is subject to the approval of Shareholders in accordance with the Listing Rules and a resolution will be proposed at the Extraordinary General Meeting to approve the WF Scheme. A summary of the principal terms of the WF Scheme is set out in Appendix I to this circular.

The purpose of the WF Scheme is to provide the Participants working for the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies with an opportunity to obtain equity interest in WF Printing, thus linking their interest with the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies and thereby providing them with incentives to work better for the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies and/or rewards for their contribution and support to the WF Group and of WF Printing's jointly-controlled entities and associated companies and for such other purposes as the WF Board may approve from time to time.

The WF Scheme is conditional upon, among other things:

(a) the passing of an ordinary resolution approving the adoption of the WF Scheme by the WF Shareholders and authorising the WF Directors to grant Options to subscribe for WF Shares thereunder and to allot and issue WF Shares pursuant to the exercise of any Options granted under the WF Scheme;

(b) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the Global Coordinator for itself and on behalf of the Underwriters) and not being terminated in accordance with the terms of the respective Underwriting Agreements or otherwise;

(c) the Listing Committee granting listing of, and permission to deal in, (i) the WF Shares in issue and to be issued in the Global Offering as mentioned in the Prospectus (including any WF Shares which may fall to be issued upon exercise of the Over-allotment Option) and (ii) any WF Shares to be issued pursuant to the exercise of Options under the WF Scheme, whether the granting of the listing and permission is subject to conditions or not; and

(d) the WF Scheme being approved by the Shareholders at the Extraordinary General Meeting.

Where the provisions require the WF Scheme or any related matters to be approved by the WF Shareholders/independent non-executive WF Directors, such scheme or matters must simultaneously be approved by the Shareholders/independent non-executive Directors.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the WF Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the value of the Options including but not limited to the exercise price, exercise period, any lockup period, and any performance targets have not been determined. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held on 26th November 2007 at 3:00 p.m. at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong is set out on pages 68 to 69 of this circular. Whether or not you are able to attend the Extraordinary General Meeting in person, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit the same to the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time scheduled for the holding of the Extraordinary General

Meeting or any adjournments thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should you so wish.

RECOMMENDATIONS

The Directors (including the independent non-executive Directors) are of the view that the respective terms of the Proposed Spin-off, the Continuing Connected Transactions and the WF Scheme are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Shareholders are concerned, and accordingly recommend the Shareholders to vote in favour of the ordinary resolutions to approved the Proposed Spin-off and the WF Scheme, as set out in the notice of Extraordinary General Meeting on pages 68 to 69 of this circular. Your attention is drawn to (a) the letter from the Independent Board Committee set out on page 31 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders regarding the Proposed Spin-off and the Continuing Connected Transactions, and (b) the letter from Commerzbank containing its advice and the principal factors and reasons taken into consideration by them in arriving at its advice regarding the Proposed Spin-off and the Continuing Connected Transactions, is set out on pages 32 to 46 of this circular. The Directors agree with the recommendation of Commerzbank.

The Independent Board Committee, having taken into account the advice of Commerzbank, considers that the respective terms of the Proposed Spin-off and the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve, if thought fit, the Proposed Spin-off and the transactions contemplated thereunder.

GENERAL

The Group is principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products.

The Global Coordinator has been appointed as the sponsor and global coordinator in respect of the Proposed Spin-off.

Xuchang Cigarette Factory is principally engaged in the business of manufacturing and sale of cigarette products. Sichuan Swellfun is principally engaged in the business of manufacturing and sale of wine products. Xinnan Paper is principally engaged in the business of trading of recovered paper.

ADDITIONAL INFORMATION

This circular is being distributed to the Shareholders. This circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Neither this circular nor anything contained herein shall form the basis of any contract or commitment whatsoever.

In connection with the Global Offering, the price of WF Shares may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules made under the SFO. Details of any intended stabilization and how it will be regulated will be contained in the Prospectus.

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

9th November 2007

To the Shareholders

Dear Sir or Madam,

POSSIBLE DISCLOSERABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING, COMPANY ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND CONTINUING CONNECTED TRANSACTIONS

We have been appointed as members of the Independent Board Committee to advise you in connection with the Proposed Spin-off and the Continuing Connected Transactions, details of which are set out in the "Letter from the Board" in the circular dated 9th November 2007 (this "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as given to them in this Circular unless the context otherwise requires.

Your attention is also drawn to the "Letter from the Commerzbank" concerning its advice to us regarding the Proposed Spin-off and the Continuing Connected Transactions, as set out on pages 32 to 46 of this Circular. Having considered the advice given by, and the principal factors and reasons taken into consideration by Commerzbank in arriving at its advice, we are of the opinion that the terms of the Proposed Spin-off and the Continuing Connected Transactions, are fair and reasonable so far as the Shareholders are concerned and that the Proposed Spin-off and the Continuing Connected Transactions, are in the interests of the Company and the Shareholders as a whole. We, therefore, recommend the Shareholders to vote in favour of the relevant ordinary resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off as set out in the notice convening such meeting on pages 68 to 69 of this Circular.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Dr. Lo Ka Shui	**Prof. Woo Chia-Wei**	**Mr. Leung Pak To, Francis**
Independent Non-Executive Director	*Independent Non-Executive Director*	*Independent Non-Executive Director*

9 November 2007

To: the Independent Board Committee and
the Shareholders of Shanghai Industrial Holdings Limited

Dear Sirs,

POSSIBLE DISCLOSEABLE TRANSACTION AND MATERIAL DILUTION OF A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Shareholders in connection with the Proposed Spin-off and the Continuing Connected Transactions. Details of the Proposed Spin-Off, including the proposed structure of the Global Offering, and the Continuing Connected Transactions are set out in the section headed "Letter from the Board" as contained in the circular to the Shareholders dated 9 November 2007 (the "Circular"), of which this letter forms a part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as those defined in the Circular.

WF Printing is a public company incorporated in Hong Kong in 1920 and its issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company through its wholly-owned subsidiary S.I. Printing. According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. WF Group has an established business in printing of packaging materials, containerboard production and paper trading in the PRC and Hong Kong. As disclosed in the Circular, the Proposed Spin-off and the Global Offering will result in the separate listing of the WF Shares on the Main Board of the Stock Exchange and the Company's indirect interests in the enlarged issued share capital of WF Printing are expected to decrease to approximately 65.41% (assuming the Over-allotment Option is not exercised). If the Proposed Spin-off proceeds, the Company's interests in WF Printing will be diluted to the extent of 5% or more but less than 25% as determined under the revenue test pursuant to Rule 14.07 of the Listing Rules and the Proposed Spin-off will therefore constitute a discloseable transaction under Chapter 14 of the Listing Rules. Accordingly, the Proposed Spin-off is subject to approval from the Shareholders under paragraph 3(e)(1)(ii) of Practice Note 15 of the Listing Rules. No Shareholder is required to abstain from voting on the Proposed Spin-off at the Extraordinary General Meeting.

The Continuing Connected Transactions which have in the past been entered into by members of the WF Group with substantial shareholders of WF Printing's PRC subsidiaries will continue after completion of the Proposed Spin-off. The Continuing Connected Transactions comprise the Cigarette Packaging Transactions, the Wine Packaging Transactions and the Recovered Paper Purchase Transactions, which have previously been

disclosed by the Company in accordance with the Listing Rules. As the applicable percentage ratios for the Wine Packaging Transactions on an annual basis exceed 0.1% but are less than 2.5%, the Wine Packaging Transactions are subject to the disclosure requirements but are exempted from the shareholders' approval requirements under the Listing Rules. The applicable percentage ratios for transactions under the Cigarette Packaging Transactions and the Recovered Paper Purchase Transactions (the "Two Continuing Connected Transactions") respectively, on an annual basis exceed 2.5%, the Two Continuing Connected Transactions are subject to the disclosure and shareholders' approval requirements under the Listing Rules. The Company has obtained from companies controlled by SIIC which together hold approximately 51.16% of the issued share capital of the Company written approvals of the Two Continuing Connected Transactions and their annual caps. None of the Shareholders is materially interested in the transactions under the Two Continuing Connected Transactions and as such, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the transactions under the Two Continuing Connected Transactions. Pursuant to Rule 14A.43 of the Listing Rules, the Company has applied for a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Two Continuing Connected Transactions and their annual caps to be given in writing as at the Latest Practicable Date.

The Board currently comprises 11 Directors, with Messrs. Cai Lai Xing, Cai Yu Tian, Qu Ding, Lu Ming Fang, Ding Zhong De, Qian Shi Zheng, Yao Fang and Tang Jun as the executive Directors; and Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis as the independent non-executive Directors. Pursuant to Rule 13.39(6) of the Listing Rules, an Independent Board Committee comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis has been formed for the purpose of making recommendation to the Shareholders as to whether the terms of the Proposed Spin-off and the Continuing Connected Transactions are fair and reasonable and whether the Proposed Spin-off and the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and advising the Shareholders as how they should vote on the relevant resolution relating to the Proposed Spin-off at the Extraordinary General Meeting. We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders on the terms of the Proposed Spin-off and the Continuing Connected Transactions as to whether they are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have assumed that all information and facts supplied to us by the Company are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the Directors that having made all reasonable enquiries, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular misleading. In addition, we have reviewed, inter alia, the relevant financial information of WF Printing and the Company including the published annual reports of the Company. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from the Company and (ii) reviewed sufficient information to enable us to reach an informed view regarding the Proposed Spin-off and the Continuing Connected Transactions to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company; nor have we conducted any independent in-depth investigation into the business and affairs of the Company and its respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Proposed Spin-off, we have taken into account the following principal factors:

1. Reasons for and background of the Proposed Spin-off

The Company is incorporated in January 1996 and is listed on the Main Board of the Stock Exchange in May that same year. The major shareholder of the Company is SIIC, which currently holds approximately 51.16% of the issued share capital of the Company and is the largest conglomerate of Shanghai Municipal Government outside the PRC in terms of assets. The Company is the largest investment flagship of SIIC in Hong Kong. Currently, the business activities of the Group comprise real estate investment, infrastructure facilities (including water services and toll roads), medicine (including Chinese medicine and health food, biomedicine, chemical medicine and medical equipment) and consumer products (including the manufacture and sale of cigarettes, manufacture and sale of dairy products, printing of packaging materials, containerboard production and paper trading).

WF Group is a service provider and material supplier in the packaging printing and containerboard production industry in the PRC and Hong Kong. Its business focuses on (i) quality printing of packaging materials in Hong Kong and various provinces in the PRC principally for cigarettes, alcohol, pharmaceuticals, cosmetics and a range of other consumer products, and (ii) production of containerboard in Hebei Province, the PRC for manufacture of corrugated boxes and other packaging boxes by its customers. In addition, WF Group is engaged in paper trading, which involves the sale of paper products and recovered paper. WF Group's printing business is headquartered in Hong Kong with 7 production bases in Hong Kong and a number of major provinces in the PRC, namely, Guangdong Province, Henan Province, Zhejiang Province and Sichuan Province. All of the Group's printing, containerboard production and paper trading businesses are conducted through WF Group.

As disclosed in the section headed "Letter from the Board" in the Circular, the Proposed Spin-off will be effected by way of the Global Offering, which will comprise the Public Offer and the Placing (including the Preferential Offer). As discussed with the management of the Company, the total number of new WF Shares proposed to be issued pursuant to the Global Offering is 150,000,000 WF Shares (assuming the Over-allotment Option is not exercised). Based on the proposed structure of the Global Offering, it is

expected that immediately after completion of the Proposed Spin-off, the Company would have approximately 65.41% interest in the enlarged issued share capital of WF Printing (assuming the Over-allotment Option is not exercised).

Following the Proposed Spin-off, WF Printing will become an independently listed group (whilst being remained as a subsidiary of the Remaining Group) and allows complete delineation of its printing of packaging materials, containerboard production and paper trading businesses from the spectrum of businesses engaged by the Remaining Group, thereby improving the corporate clarity of the businesses and financial status of the Company and WF Printing. As such, it will enable the Remaining Group to concentrate in development of the potential of its other core businesses, whilst at the same time, WF Group will be able to establish its identity and provide investors an opportunity to value and invest in WF Printing as a key market player in the printing of packaging materials, containerboard production and paper trading industries. To this end, we consider that the Proposed Spin-off would enable the Company to focus on and further develop its remaining businesses and would enable WF Group to take advantage of its growth potential by attracting new investors who are seeking investments in the industries of printing of packaging materials, containerboard production as well as paper trading.

As a stand-alone business entity, WF Printing can raise its own equity/debt capital directly from the market. This provides WF Group with additional financial flexibility and more diversified funding sources to finance its existing operations, capital expenditure and to support its growth in the printing of packaging materials, containerboard production and paper trading businesses through continuing organic expansion as well as acquisition. In addition, as disclosed in the section headed "Letter from the Board" in the Circular, it is proposed that WF Printing will adopt the WF Scheme, the purpose of which is to provide the Participants working for the interests of the WF Group and of WF Printing's jointly-controlled entities and associated companies (collectively, the "WF Printing Group") with an opportunity to obtain equity interest in WF Printing, thus aligning their interests with that of the WF Group. The WF Scheme enables WF Printing to attract and retain the good quality personnel for the development of WF Printing's business. Although the Company also has its own share incentive plan for similar purposes, the performance of the directors, officers and the employees of the WF Printing Group may not be readily reflected in the price of the Shares. The WF Scheme will provide greater incentive to the directors, officers and employees of the WF Printing Group to develop its business by making the performance of its business more transparent through the separate bench-marking from WF Printing's share performance and aligning part of its management's remuneration to its stock performance through the WF Scheme.

Based on the above, we consider that the Proposed Spin-off would (i) enhance the WF Printing's profile among its customers, suppliers and other business partners; (ii) enable WF Printing to directly and independently access both equity and debt capital markets; (iii) provide incentives to management and staff of the WF Printing Group by offering an equity based incentive program (such as share option scheme) that correlates directly to the performance of its own businesses to its employees; (iv) would directly align its management's responsibilities and accountability with its operating and financial performance, thereby leading to improved decision-making processes, faster response time to market changes and increased operational efficiency; and (v) would provide clarity of credit

profile of WF Printing for rating agencies and financial institutions that wish to analyse and lend against the credit of a service provider and material supplier in the packaging printing and containerboard production industry. In addition, as further analyzed in the sub-section headed "Effects of the Proposed Spin-off on the Group" below, the Proposed Spin-off is expected to enhance the net tangible assets, net assets and gearing position of the Group.

As noted in the sub-section headed "Intended use of proceeds" in the section headed "Letter from the Board" of the Circular, the net proceeds of the Global Offering will be used for, among other things, (i) financing the capital expenditure for new production facilities of printing business; (ii) funding the acquisition of equity interests in other printing companies; (iii) funding the capital expenditure of the sixth containerboard production in Hebei Yongxin and establishing new channels for sourcing of recovered paper in the Beijing-Tianjin-Hebei region and (iv) repayment of bank borrowings. As such, the Proposed Spin-off will provide WF Printing with an additional funding source to finance its planned expansion and reduce its bank borrowings and, accordingly, will reduce WF Printing's reliance on the Company for its future funding requirements.

2. Effects of the Proposed Spin-off on the Group

As stated in the section headed "Letter from the Board" of the Circular, the exact size of the Global Offering is yet to be finalized. Based on the current structure of the Global Offering and the expected market capitalization of WF Printing, it is expected that the Group will recognize an once-off gain as a result of the Proposed Spin-off.

(i) Effect on the net assets

As stated in the sub-section headed "Effects of the Proposed Spin-off" in the section headed "Letter from the Board" of the Circular, there will be a gain on the deemed disposal of interests in WF Printing. Given that the gain on the deemed disposal will increase the net asset value of the Group upon completion of the Proposed Spin-off, irrespective of whether the Over-allotment Option is exercised, we are of the view that the Company and ultimately, the Shareholders will benefit from the improvement in the net asset value of the Group as a result of the Proposed Spin-off.

(ii) Effect on earnings

The effects of the Global Offering and the Proposed Spin-off on the future earnings of the Group will depend on, amongst other things, the return generated from the proceeds raised from the Global Offering as well as the future business development of the business operations of the Group and WF Group.

As stated in the sub-section headed "Effects of the Proposed Spin-off" in the section headed "Letter from the Board" of the Circular, the Group will recognize an once-off gain upon completion of the Proposed Spin-off, which will have a positive effect on the Company's earnings for the year ending 31 December 2007 (assuming completion of the Global Offering on or before 31 December 2007). Based on the unaudited consolidated net assets (after deducting minority interests) of WF Printing as at 30 June 2007, the estimated market value of WF Printing, a pre-listing dividend of HK$200 million declared by WF

Printing and the estimated listing expenses, the amount of gain is estimated to be in the range of approximately HK$234 million and HK$338 million (if the Over-allotment Option is not exercised) or in the range of approximately HK$260 million and HK$374 million (if the Over-allotment Option is exercised in full). The gain represents the difference between the estimated amounts of net assets of WF Printing before and immediately after the completion of the Global Offering. However, the said gain will largely depend on the final Offer Price, actual listing expenses incurred and actual consolidated net assets of WF Printing following completion of the Global Offering.

After the Proposed Spin-off, the enlarged issued share capital of WF Printing will be held as to approximately 65.41% (assuming the Over-allotment Option is not exercised) by the Group. Although WF Printing will remain as a subsidiary of the Company and its financial results will be consolidated into those of the Company, the percentage share of earnings of WF Printing by the Company will be reduced from approximately 93.44% to approximately 65.41% (assuming the Over-allotment Option is not exercised) in the consolidated financial results of the Company. However, the decrease has not taken into consideration any new business opportunities and benefits (as discussed above) which the Proposed Spin-off and the Global Offering may possibly bring to the Group and WF Group, particularly those which are consequential to the availability of the proceeds from the Global Offering and the separate listing status of WF Group. Having taken into account the improvement in the business structure (as discussed above), net assets, working capital and gearing position (as detailed below) of the Group after the Proposed Spin-off and Global Offering, on balance, we consider that the decrease in the profit attributable to the Shareholders as illustrated above, is acceptable to the Shareholders.

(iii) Effect on working capital of the Group

As disclosed in the sub-section headed "Intended use of proceeds" in the section headed "Letter from the Board" in the Circular, the net proceeds to be raised from the Global Offering are estimated to be no less than HK$708.5 million (assuming the Over-allotment Option is not exercised). In view of the fact that fresh capital will be raised from the Global Offering and WF Printing shall remain a subsidiary of the Company after the Global Offering, we are of the view that the working capital position of the Group will be improved as a result of the Proposed Spin-off and the Global Offering, which is in the interests of the Company and the Shareholders as a whole.

(iv) Effect on the gearing position of the Group

Based on the audited consolidated balance sheet of the Company as at 31 December 2006, the Group had a shareholders' equity of approximately HK$17.51 billion and interest-bearing loans of approximately HK$2.18 billion. The total equity (being the total of the shareholders' equity fund and the minority interest) of the Group as at 31 December 2006 was approximately HK$19.73 billion. The gearing ratio of the Group (calculated as a percentage of the interest-bearing loans to the aggregate of the Group's total equity and the interest-bearing loans) as at 31 December 2006 was approximately 10.0%. On the basis of the financial position of the Group as at 31 December 2006 and taking into account minimum estimated net proceeds of approximately HK$708.5 million raised from the Global Offering and of which, based on our discussion with the management of the Company,

approximately HK$100 million will be used for repayment of bank borrowings of WF Group, the Group would have a net cash position after the Global Offering. We consider that the improvement in the gearing position of the Group after the Global Offering is in the interests of the Company and the Shareholders as a whole.

(v) Businesses of the Remaining Group after the Proposed Spin-off

After the Proposed Spin-off, the Remaining Group will continue to carry out its businesses, namely, real estate investment, infrastructure facilities, medicine and consumer products (other than the printing of packaging materials, containerboard production and paper trading). The business operations of WF Group represent one distinct business amongst the wide range of businesses conducted by the Group. The Proposed Spin-off is not expected to result in any overlapping or competition with the Group's remaining businesses.

As stated in the sub-section headed "Relationship with the Remaining Group" in the section headed "Letter from the Board" of the Circular, WF Printing is managed by six executive WF Directors, of whom only two have directorship or senior management position in the Company i.e. one is an executive Director and another one is a deputy chief-executive officer of the Company. However, both of these two WF Directors do not actively participate in day-to-day management and operations of WF Group. The daily management and operations of WF Group are taken up and overseen by the remaining four WF Directors who do not hold any directorship or management positions in the Company or SIIC. Accordingly, the business operations of WF Group are independently operated by a separate management team with separate functional departments from those of the Group including accounting, administration, human resources and company secretarial departments. It is expected that all essential administrations and daily operations of WF Group will continue to be independently carried out by WF Group after the Proposed Spin-off. We consider such independent operations between the Remaining Group and WF Group is in the interests of the Company and the Shareholders as a whole.

3. The Global Offering

Pursuant to the Proposed Spin-off, issue of the new WF Shares under the Global Offering will represent approximately 30% of the enlarged issued share capital of WF Printing and, based on the expected gross proceeds from the Global Offering to be no less than approximately HK$756 million, WF Printing's market capitalization will be no less than approximately HK$2.52 billion. Given WF Printing's profit attributable to the Group of approximately HK$148.5 million for the year ended 31 December 2006, WF Printing will be valued at a price-to-earnings ratio ("PER") of no less than 17.0.

We have discussed with the Directors, the WF Directors, the Sponsor to the Proposed Spin-off and the Global Coordinator of the Global Offering, and have advised that the Offer Price would be determined on the basis of the following factors:

(i) the past financial performance of WF Printing;

(ii) the growth potential of WF Printing;

(iii) the performance of the securities market in Hong Kong and the general market sentiment towards the Global Offering (with reference to the offer statistics, the subscription results and the after market share price performance of the recent initial public offering in the market); and

(iv) the current trading multiples of market comparables as described below.

We have identified a number of listed companies in Hong Kong on the Main Board of the Stock Exchange that have certain parts of their operations that are engaged in business which are similar to those of WF Group:

Company	**Stock Code**	**Average Price** *(HK$)* *(Note 1)*	**Historical earnings per share** *(HK$)* *(Notes 2 & 4)*	**PER** *(Note 3)*
Nine Dragons Paper Holdings Limited	2689	22.75	0.49	46.4
Lee & Man Paper Manufacturing Limited	2314	32.17	0.99	32.5
Hop Fung Group Holdings Limited	2320	2.91	0.17	17.1
Samson Paper Holdings Limited	731	1.75	0.12	14.6
AMVIG Holdings Limited	2300	11.10	0.35	31.7
Kith Holdings Limited	1201	2.73	0.23	11.9
Hung Hing Printing Group Limited	450	4.13	0.46	9.0
			Maximum	46.4
			Minimum	9.0
			Median	17.1
			Mean	23.3
WF Printing				17.0

Notes:

1. Being the average prices of the relevant shares for the last 60 trading days up to and including the Latest Practicable Date

2. Based on the latest published audited financial statements of each of the Comparables

3. Price-to-earnings ratio, being the average price divided by the historical earnings per share

4. On fully diluted basis, assuming the outstanding options and convertible instruments were exercised in full

Based on our analysis above, we noted that the PER based on the latest published audited financial results of the comparable companies (the "Comparables") for their respective year ends ranged from approximately 9.0 to 46.4, with an average of approximately 23.3 and a median of 17.1. Having taken into account the expected PER of WF Printing to be no less than approximately 17.0, which is within the range of PER of the Comparables, we consider that if the WF Shares are offered at the indicative range of the PER, it will be beneficial to the Company and its Shareholders as a whole.

4. Non-competition undertakings

In connection with the Proposed Spin-off which is aimed at achieving a clear delineation between the businesses of the Remaining Group and the WF Printing Group, the Company will confirm that (i) it and any companies (other than members of the WF Group) which it can, either directly or indirectly, exercise or control the exercise of more than 50% of the voting power at general meetings or control the majority of the board of directors (the "Remaining Companies") will not carry on any business that competes or may compete with WF Group's businesses as described in the Prospectus; (ii) it shall, in its best endeavours, prevent and procure the Remaining Companies to prevent from developing any business in the future that would constitute actual or potential competition with WF Group's businesses as described in the Prospectus; (iii) in the event that its business and/or the business of the Remaining Companies competes or may compete with WF Group's business as described in the Prospectus, it shall put WF Group's interests as the first priority, and use its best endeavors to eliminate or avoid such competition; (iv) it will make an annual declaration on the compliance of the no-competition confirmations set out in paragraphs (i) to (iii) above in the annual report of WF Printing; and (v) it will provide all information necessary for the annual review by the independent non-executive directors of WF Printing on the compliance with the no-competition confirmations set out in paragraphs (i) to (iii) above as well as the enforcement of such confirmations.

As disclosed in the sub-section headed "Businesses of the Remaining Group and of the WF Group" in the section headed "Letter from the Board" of the Circular, turnover for WF Group for the year ended 31 December 2006 was approximately HK$1.4 billion, representing approximately 20.4% of the Group's total turnover for the same year. The net profit of WF Group for the year ended 31 December 2006 was approximately HK$149 million, representing approximately 11.8% of the Group's profit attributable to shareholders for the same year. In view of the level of turnover as well as the net profits attributable to the Remaining Group's businesses, we consider the Remaining Group will have substantial and viable businesses with diversified mix of income flows from businesses other than printing of packaging materials, containerboard production and paper trading. To this end, taking into account that (i) WF Printing will remain a subsidiary of the Group and the financial results of WF Printing will continue to be consolidated into the accounts of the Group after the completion of the Global Offering; (ii) the Remaining Group and WF Printing Group have different and separate focus in terms of operations, markets and business plans; and (iii) the purpose of "No Competition" confirmation from the Company is to ensure that the interests of the minority shareholders in each of the Company and WF Printing are protected, we are of the view that there is no actual or potential competition

between the businesses of the Remaining Group and the businesses of WF Group and the "No Competition" confirmation from the Company would not adversely affect the Remaining Group.

5. Preferential Offer

Under paragraph 3(f) of Practice Note 15 of the Listing Rules, the Shareholders should be offered an assured entitlement to the WF Shares, either by way of a distribution in specie of existing shares in WF Printing or by way of preferred application in any offering of existing new shares in WF Printing. In this regard, the Company has proposed that, if and when the Proposed Spin-off materializes, 10,712,610 Reserved Shares (representing approximately 7.1% of WF Shares initially offered under the Global Offering) to be made available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer. The Reserved Shares will be allocated out of WF Shares to be offered under the Placing.

In order to assess the reasonableness of the Preferential Offer, the following recent spin-off exercises (the "Spin-off Comparables") in Hong Kong have been identified for comparison purpose:

Date of Listing	Company Name	Stock Code	Assured entitlement as a percentage of the total number of shares offered
11 March 2004	TOM Online Inc.	8282	3.9%
15 June 2004	Dah Sing Banking Group Limited	2356	15.0%
26 January 2005	Dynasty Fine Wines Group Limited	828	12.0%
18 October 2005	One Media Group Limited	426	7.0%
22 May 2006	Tianjin Port Development Holdings Limited	3382	10.6%
3 April 2007	CITIC 1616 Holdings Limited	1883	6.9%
12 July 2007	New World Department Store China Limited	825	4.99%
17 October 2007	Dah Chong Hong Holdings Limited	1828	5.7%
	WF Printing		***7.1%***

The assured entitlement offered to the shareholders under the Spin-off Comparables as a percentage to their respective total number of shares issued ranged from 3.9% to 15.0%. There will be approximately 7.1% of the Shares under the Global Offering available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer assuming Over-allotment Option is not exercised. Given that the relevant percentage of WF Printing is comparable with other Spin-off Comparables, we consider that the size of the Preferential Offer is reasonable.

6. Conditions of the Offering

Details of the conditions precedent of the Proposed Spin-off are detailed in the section headed "Letter from the Board" of the Circular. However, the Global Offering and the Proposed Spin-off are conditional on, among other things, the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the Proposed Spin-off. As the interest of all Shareholders in respect of the Proposed Spin-off is identical to each of them, all Shareholders (including the controlling Shareholders) are entitled to vote on the Proposed Spin-off. Pursuant to paragraph 3(e) of Practice Note 15 of the Listing Rules, in any case where the controlling Shareholder votes through a Proposed Spin-off proposal in face of significant minority opposition, the Stock Exchange would expect to receive a report from us on the discussion at the Extraordinary General Meeting.

In addition to the approval by the Shareholders of the Proposed Spin-off, the Global Offering and the Proposed Spin-off are also conditional on, among other things, the Listing Committee granting approval for the listing of WF Shares, and the obligations of Underwriters becoming unconditional and the Underwriting Agreements not being terminated. Accordingly, the Proposed Spin-off and the Global Offering may not proceed if the aforesaid and other applicable conditions are not fulfilled or waived.

7. Continuing Connected Transactions

The Continuing Connected Transactions comprise the Cigarette Packaging Transactions, the Wine Packaging Transactions and the Recovered Paper Purchase Transactions, which have previously been disclosed by the Company in accordance with the Listing Rules. As the applicable percentage ratios for the Wine Packaging Transactions on an annual basis exceed 0.1% but are less than 2.5%, the Wine Packaging Transactions are subject to the disclosure requirements but are exempted from the shareholders' approval requirements under the Listing Rules. The Two Continuing Connected Transactions, are subject to the disclosure and shareholders' approval requirements under the Listing Rules. Since none of the Shareholders is materially interested in the transactions under the Two Continuing Connected Transactions and as such, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the transactions under the Two Continuing Connected Transactions. The Company has applied for a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Two Continuing Connected Transactions and their annual caps to be given in writing as at the Latest Practicable Date.

We set out a summary of each of the Continuing Connected Transactions, further details of which are set out in the section headed "Letter from the Board" in the Circular:

(i) The Cigarette Packaging Transactions

Xuchang Yongchang, a subsidiary of the Company is currently engaged in the printing and sale of cigarette packaging materials to Xuchang Cigarette Factory, a substantial shareholder holding 20.6% interests in Xuchang Yongchang. Xuchang Yongchang will

continue to sell cigarette paper materials and cigarette box packaging materials after completion of the Proposed Spin-off and Xuchang Cigarette Factory will continue to purchase in priority to other suppliers.

Xuchang Cigarette Factory has been a long-term customer of Xuchang Yongchang since 1999 and the relevant arrangement has been entered into after arm's length negotiations between the parties involved. The prices of the cigarette packaging materials will also be negotiated with reference to the prevailing market prices and at prices no less than those paid by Xuchang Cigarette Factory to other independent suppliers with respect to similar products. The WF Directors have confirmed that the cigarette packaging materials provided up to 30 June 2007 were on commercial terms and the prices offered to Xuchang Cigarette Factory were no less favourable than those offered by other independent third parties. We have obtained from WF Printing the sample invoices issued by Xuchang Yongchang and an independent third party to Xuchang Cigarette Factory in 2007 and noted that the selling prices of products charged by Xuchang Yonchang to Xuchang Cigarette Factory are no less favourable than those offered by such independent third party.

The annual fee caps for the Cigarette Packaging Transactions are RMB200 million (approximately HK$208.3 million), RMB260 million (approximately HK$270.8 million) and RMB338 million (approximately HK$352.1 million) for the three years ending 31 December 2009, respectively. These caps have been determined after taking into account (i) the historical sales volume for the three years ended 31 December 2006 and the six months ended 30 June 2007; (ii) the predictions on business growth, general industry growth and inflation; and (iii) the expected growth in Xuchang Yongchang's production capacity in 2008 and 2009 to accommodate the growing demand of Xuchang Cigarette Factory. We note that the historical amount of sales to Xuchang Cigarette Factory recorded growth rate of approximately 4.1 times in 2005 and 8.1% in 2006. The proposed cap amount for the year ending 31 December 2007 is based on the historical sales amount of HK$94.27 million for the six months ended 30 June 2007 and the expected sales order from Xuchang Cigarette Factory for the remaining six months ending 31 December 2007. We note that the amount of sales to Xuchang Cigarette Factory for the six months ended 30 June 2007 represents approximately 45.3% of the cap for the year ending 31 December 2007.

For each of the two years ending 31 December 2009, we note that the projected annual increment of RMB60 million and RMB78 million, respectively to the cap amount each year represent an annual growth rate of 30% for each of the two years ending 31 December 2009. We note that such annual growth rate for the two years ending 31 December 2009 has been determined with reference to the anticipated packaging industry growth rate and the overall economic growth rate of the PRC. We note from the commentary (the "Commentary") published in recent months on the relevant packaging printing industry website in the PRC (www.packchina.com) that the packaging printing industry in the PRC recorded a double-digit growth rate of approximately 10-12% in recent years. The industry practitioners of the packaging printing industry in the PRC also expected that this trend will continue and the market will grow with the overall economy of the PRC at a rate of approximately 10% in the coming years. Further, we have been advised by the Directors whom in turn have been advised by the management of Xuchang Yongchang that additional production equipment and manpower will be installed in the first half of 2008 to meet the increase in sales to Xuchang Cigarette Factory. We consider it fair and reasonable for the Directors to

have taken into account the production capacity to meet the expected sales to Xuchang Cigarette Factory, such that the cap amount can be reasonably determined. Given the above, we consider that the basis of determining the annual increment of the cap amount for the two years ending 31 December 2009 is fair and reasonable.

(ii) The Wine Packaging Transactions

Chengdu Wing Fat, a subsidiary of the Company currently prints and sells wine packaging materials to Sichuan Swellfun, a substantial shareholder holding 20% interests in Chengdu Wing Fat. Such sales will continue after completion of the Proposed Spin-off. Chengdu Wing Fat will use its best efforts to supply wine packaging materials to Sichuan Swellfun to satisfy its needs and Chengdu Wing Fat will be the specified printer of packaging materials for Sichuan Swellfun's products.

Based on our discussions with the Company, such arrangement was entered into after arm's length negotiations between the parties involved and Sichuan Swellfun has been a long-term major customer of Chengdu Wing Fat in the purchase of wine packaging materials. Further, the prices of the wine packaging materials will be negotiated with reference to the prevailing market prices and WF Directors have confirmed that the wine packaging materials provided up to 30 June 2007 were on commercial terms. We have obtained from the WF Printing sample invoices issued by Chengdu Wing Fat to an independent third party and to Sichuan Swellfun in 2007 and noted that the selling prices of products to Sichuan Swellfun are no more favourable than those charged by Chengdu Wing Fat to such independent third party.

The annual fee caps for the Wine Packaging Transactions are RMB32 million (approximately HK$33.3 million) , RMB38 million (approximately HK$39.6 million) and RMB45 million (approximately HK$46.9 million) for the three years ending 31 December 2009, respectively. These caps have been determined after taking into account (i) the historical sales volume for the two years ended 31 December 2006 and the six months ended 30 June 2007; (ii) the predictions on business growth, general industry growth and inflation; and (iii) the expected growth in Chengdu Wing Fat's production capacity in 2008 and 2009. We note that the historical amount of sales to Sichuan Swellfun decreased slightly from HK$28.7 million in 2005 to HK$26.3 million in 2006. The decrease showed slight fluctuations from orders received from Sichuan Swellfun, but the WF Directors expect an upward trend on the sales orders in the forthcoming years in view of the overall economic growth of the PRC. The proposed cap amount for the year ending 31 December 2007 is based on the historical sales amount of HK$13.8 million for the six months ended 30 June 2007 and the expected sales order from Sichuan Swellfun for the remaining six months ending 31 December 2007. We note that the amount of sales to Sichuan Swellfun for the six months ended 30 June 2007 represents approximately 41.4% of the cap for the year ending 31 December 2007. Having considered the above, we regard the cap for the year ending 31 December 2007 is fair and reasonable.

For each of the two years ending 31 December 2009, we note that the projected annual increment of RMB6 million and RMB7 million, respectively to the cap amount each year represent an annual growth rate of approximately 18.75% and 18.42%, respectively for each of the two years ending 31 December 2009. We note that such annual increments have been

determined with reference to the anticipated packaging industry growth rate and the overall economic growth rate of the PRC as referred to in the Commentary. Given the above, we consider that the basis of determining the annual increment of the cap amount for the two years ending 31 December 2009 is fair and reasonable.

(iii) The Recovered Paper Purchase Transactions

Hebei Yongxin, a subsidiary of the Company currently sources recovered paper from Xinnan Paper, a substantial shareholder holding 29% interests in Hebei Yongxin, for the production of containerboard products at a price range similar to that charged by Xinnan Paper to its other customers. Xinnan Paper will continue to supply recovered paper materials to Hebei Yongxin after the completion of the Proposed Spin-off.

Xinnan Paper has been a long-term supplier of Hebei Yongxi since its incorporation in November 2003 and the purchase of recovered paper from Xinnan Paper was entered into after arm length's negotiations between the parties involved. We note that the prices of the recovered paper will be negotiated with reference to the prevailing market prices and at prices no higher than those charged by Xinnan Paper on its other independent customers. The WF Directors have confirmed that the purchase terms of recovered paper materials up to 30 June 2007 were on commercial terms and at prices no higher than those charged by Xinnan Paper on its other independent customers. We have reviewed the prevailing market prices of recovered papers in the PRC in recent months of 2007 from a relevant website on scrap materials and noted that the prices charged by Xinnan Paper are lower than the prevailing market prices of recovered paper indicated in this website.

The annual fee caps for the Recovered Paper Purchase Transactions are RMB190 million (approximately HK$197.9 million), RMB228 million (approximately HK$237.5 million) and RMB410.4 million (approximately HK$427.5 million) for the three years ending 31 December 2009, respectively. These caps have been determined after taking into account (i) the predictions on business growth, general industry growth and inflation; (ii) the completion of the new production line of Hebei Yongxin; and (iii) expected increase in the price of recovered paper materials. We note that the historical purchase from Xinnan Paper decreased from HK$131.0 million in 2005 to HK$94.5 million in 2006 because Xinnan Paper was not the only supplier of recovered paper to Hebei Yongxin and Hebei Yongxin's purchase of recovered paper from other suppliers increased in 2006. The proposed cap amount of the Recovered Paper Purchase Transactions for the year ending 31 December 2007 is based on the historical sales amount of HK$80.8 million for the six months ended 30 June 2007 and the expected purchase order to be placed to Xinnan Paper for the remaining six months ending 31 December 2007. We note that the amount of purchase from Xinnan Paper for the six months ended 30 June 2007 represents approximately 40.8% of the cap for the year ending 31 December 2007. Having considered the above, we consider the cap of the Recovered Paper Purchase Transactions for the year ending 31 December 2007 is reasonable.

For each of the two years ending 31 December 2009, we note that the projected annual increment of RMB38 million and RMB182.4 million, respectively to the cap amount for the Recovered Paper Purchase Transactions. Both the cap amounts of these transactions for the two years ending 31 December 2009 will be increased by an annual growth rate of 20% and

an annual growth rate of 80%, respectively. We note that such annual growth rates for the two years ending 31 December 2008 have been determined with reference to the anticipated packaging industry growth rate of approximately 10% as referred to in the Commentary. Given this, and together with the continued growth in the overall economy of the PRC, the WF Directors are of the view to include a buffer rate of 10% to cater for excess purchase so as to accommodate expected sales of Hebei Yongxin's containerboard products. Further, we have been advised by the WF Directors that the significant growth rate of 80% for 2009 has also taken into account that a new production line of Hebei Yongxin will be completed in first half of 2009 and such production line will double the production capacity of Hebei Yongxin. Accordingly, the purchases of recovered papers are expected to increase significantly in 2009. We have discussed with the WF Directors and understand a detail budget on the production equipment and manpower for the new production line of Hebei Yongxin has been formalized. We have also reviewed the production plan and noted that new production will commence operation from first quarter of 2009, which will then double the production volume of containerboard as compared with 2008. Given the above, we consider that the basis of determining the annual increment of the cap amount of the Recovered Paper Purchase Transactions for the two years ending 31 December 2009 is fair and reasonable.

RECOMMENDATION

Based on the above principal factors and reasons, we consider the terms of the Proposed Spin-off and the Continuing Connected Transactions are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole, and the Continuing Connected Transactions are entered into on normal commercial terms and in the ordinary course of business of the Group. Accordingly, we advise the Independent Board Committee to recommend the Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Spin-off.

Yours faithfully,
for and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance – Asia Pacific

Andrew Yu
Corporate Finance – Asia Pacific

SUMMARY OF THE WF SCHEME

The following is a summary of the principal terms of the WF Scheme to be adopted at the Extraordinary General Meeting. It does not form part of, nor is it intended to be part of the rules of the WF Scheme and it should not be taken as affecting the interpretation of the rules of the WF Scheme. The WF Directors reserve the right at any time prior to the Extraordinary General Meeting to make such amendments to the WF Scheme as they consider necessary or appropriate that such amendments do not conflict with any material aspects with the summary in this appendix:

1. PURPOSE

The purpose of the WF Scheme is to provide the Participants working for the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies with an opportunity to obtain equity interest in WF Printing, thus linking their interest with the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies and thereby providing them with incentives to work better for the interest of the WF Group and of WF Printing's jointly-controlled entities and associated companies and/or rewards for their contribution and support to the WF Group and for such other purposes as the WF Board may approve from time to time.

2. BASIS OF ELIGIBILITY OF THE PARTICIPANTS

In determining the basis of eligibility of each Participant, the WF Board would take into account such factors as the WF Board may at its discretion consider appropriate.

3. CONDITIONS

The WF Scheme shall take effect subject to the passing of an ordinary resolution approving the adoption of the WF Scheme by the WF Shareholders and authorising the WF Directors to grant Options to subscribe for WF Shares thereunder and to allot and issue WF Shares pursuant to the exercise of any Options granted under the WF Scheme, and is conditional upon: (i) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the Global Coordinator for itself and on behalf of the Underwriters) and not being terminated in accordance with the terms of the Underwriting Agreements or otherwise; (ii) the Listing Committee granting listing of, and permission to deal in, (a) the WF Shares in issue and to be issued as mentioned in the Prospectus (including any WF Shares which may fall to be issued upon exercise of the Over-allotment Option and (b) any WF Shares to be issued pursuant to the exercise of Options under the WF Scheme, whether the granting of the listing and permission is subject to conditions or not; and (iii) the WF Scheme being approved by the Shareholders in general meeting.

4. DURATION AND ADMINITSTRATION

Subject to the fulfillment of the conditions in paragraph 3 and the termination provisions in paragraph 22, the WF Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the WF Scheme (the "Adoption Date"), after which period no further Options will be issued but in all other respects the provisions of the WF Scheme shall remain in full force and effect

5. GRANT OF OPTION

On and subject to the terms of the WF Scheme, the WF Board shall be entitled at any time, within 10 years after the Adoption Date to make an Offer to any Participant as the WF Board may in its absolute discretion select to subscribe for such number of WF Shares as the WF Board may (subject to paragraph 14) determine at the Subscription Price.

6. RESTRICTIONS ON THE TIME OF GRANT OF OPTION

No Offer shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published pursuant to the requirements of the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the WF Board (as such date is first notified by WF Printing to the Stock Exchange in accordance with the Listing Rules) for the approval of WF Printing's results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for WF Printing to publish an announcement of its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement, no Option may be granted.

7. TIME OF ACCEPTANCE

(i) An Offer shall be made to a Participant by letter in such form as the WF Board may from time to time determine (the "Offer Letter"), specifying the number of WF Shares under the Option, the Subscription Price and the Option Period in respect of which the Offer is made and requiring the Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the WF Scheme and shall remain open for acceptance by the Participant concerned for a period of 28 days from the date upon which the Offer is made, provided that no such Offer shall be open for acceptance after the 10th anniversary from the Adoption Date or after the WF Scheme has been terminated in accordance with the provisions thereof, whichever is earlier.

(ii) An Offer shall be deemed to have been accepted by the Grantee and an Option to which the Offer relates shall be deemed to have been granted and to have taken effect when the duplicate of the Offer Letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein accompanied with a remittance in favour of the Company of

HK$1.00 by way of consideration for the granting thereof is received by WF Printing within the period as stipulated in paragraph 7(i). Such remittance shall in no circumstances be refundable nor deemed to be part of the Subscription Price.

(iii) Any Offer may be accepted in respect of less than the number of WF Shares for which it is offered provided that it is accepted in respect of board lot for dealing in WF Shares on the Stock Exchange or an integral multiple thereof. To the extent that the Offer is not accepted within the period and in the manner stipulated in paragraph 7(ii), it will be deemed to have been irrevocably declined.

(iv) Subject to the provisions of the WF Scheme and the Listing Rules, the WF Board may when making the Offer impose any conditions, restrictions or limitations in relation thereto as it may at its absolute discretion think fit.

8. SUBSCRIPTION PRICE

Subject to any adjustments made pursuant to paragraph 17(i), the Subscription Price in respect of each WF Share issued pursuant to the exercise of Options granted hereunder shall be a price solely determined by the WF Board and notified to a Participant and shall be at least the highest of: (a) the closing price of the WF Shares as stated in the Stock Exchange's daily quotations sheet on the Offer Date, which must be a Business Day; (b) a price being the average of the closing price of the WF Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding the Offer Date (provided that the new issue price shall be used as the closing price for any Business Day falling within the period before listing of the WF Shares where WF Printing has been listed for less than 5 Business Days as at the Offer Date); and (c) the nominal value of a WF Share.

9. EXERCISE OF OPTIONS

(i) An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option or enter into any agreement to do so. Where the Grantee is a company, any change of its controlling shareholder or any substantial change in its management (which is to be determined by the WF Board at its absolute discretion) will be deemed to be a sale or transfer of interest aforesaid. Any breach of the foregoing by a Grantee shall entitle WF Printing to cancel any Option or part thereof granted to such Grantee (to the extent that it has not already been exercised) without incurring any liability on the part of WF Printing.

(ii) Unless otherwise determined by the WF Board and specified in the Offer Letter (as defined in paragraphs 7(i)) at the time of the Offer, there is neither any performance target that need to be achieved by the Grantee before an Option can be exercised nor any minimum period for which an Option must be held before the Option can be exercised. An Option may be exercised in whole or in part in the manner as set out in the Offer Letter and paragraphs 10 and 11 by the Grantee (or his personal representative(s)) giving notice in writing to WF Printing stating that the Option is thereby exercised and the number of WF Shares in respect of which it is exercised.

Each such notice must be accompanied by a remittance for the full amount of the total Subscription Price for the WF Shares in respect of which the notice is given. Within 28 days after receipt of the notice and the remittance, and where appropriate, receipt of the certificate of the independent financial adviser or Auditor pursuant to paragraph 17(i), WF Printing shall allot the relevant WF Shares to the Grantee (or his personal representative(s)) credited as fully paid and issue to the Grantee (or his personal representative(s)) a share certificate in respect of the WF Shares so allotted.

10. RIGHTS ON TERMINATION OF EMPLOYMENT, DIRECTORSHIP OR ENGAGEMENT

(i) In the event of the Grantee ceases to be a Participant for any reason other than on the Grantee's death or the termination of the Grantee's employment, directorship, office, appointment or engagement on one or more of the grounds specified in paragraph 13(e), the Grantee may exercise the Option in accordance with the provisions of paragraph 9(ii) up to the Grantee's entitlement at the date of cessation (to the extent which has become exercisable and not already exercised) within the period of 1 month (or such longer period as the WF Board may determine) following the date of such cessation, which date shall be the last actual working day with the Relevant Company whether salary is paid in lieu of notice or not, or the last date of office or appointment as director of, as consultant, professional or other advisers to the Relevant Company, as the case may be, in the event of which, the date of cessation as determined by a resolution of the board of directors or governing body of the Relevant Company shall be conclusive.

(ii) In the event the Grantee, if an individual, dies before exercising the Option in full and none of the events which would be a ground for termination of the Grantee's employment, directorship, office, appointment or engagement under paragraph 13(e) arises, the personal representative(s) of the Grantee shall be entitled within a period of 12 months from the date of death or such longer period as the WF Board may determine, to exercise the Option up to the entitlement of such Grantee at the date of death (to the extent which has become exercisable and not already exercised), failing which, the option will lapse.

11. RIGHTS ON A GENERAL OFFER, COMPROMISE OR ARRANGEMENT

(i) If a general offer by way of take-over is made to all the holders of WF Shares (other than by way of scheme of arrangement pursuant to paragraph 11(ii)) (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) with the terms of the offer having been approved by the holders of not less than nine-tenths in value of the WF Shares comprised in the offer within 4 months from the date of the offer and the offeror thereafter gives a notice to acquire the remaining WF Shares pursuant to the Companies Ordinance, WF Printing shall give notice thereof to the Grantee and the Grantee (or his personal representative(s)) may by notice in writing to WF Printing

within 21 days of such notice of the offeror exercise the Option (to the extent which has become exercisable on the date of the notice of the offeror and not already exercised) to its full extent or to the extent specified in such notice;

(ii) If a general offer by way of scheme of arrangement is made to all the holders of WF Shares and has been approved by the necessary number of holders of WF Shares at the requisite meetings, WF Printing shall give notice thereof to the Grantee. The Grantee (or his personal representative(s)) may, by notice in writing to WF Printing within such time as shall be specified in the notice, exercise the Option (to the extent which has become exercisable and not already exercised) to its full extent or to the extent specified in such notice.

(iii) If under section 166 of the Companies Ordinance, a compromise or arrangement between WF Printing and its shareholders or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of WF Printing or its amalgamation with any other company or companies (other than a general offer or a scheme of arrangement contemplated in paragraphs 11(i) and 11(ii)), WF Printing shall give notice thereof to the Grantee on the same date as it despatches the notice which is sent to each shareholder or creditor of WF Printing summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representative(s) of the deceased Grantee) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of 2 calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the Court, exercise any of his Options (to the extent that it has become exercisable and has not already been exercised) whether in full or in part. Upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the WF Scheme. WF Printing may require the Grantee (or the personal representative(s) of the deceased Grantee) to transfer or otherwise deal with the WF Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such WF Shares been subject to such compromise or arrangement; and

(iv) In the event of an effective resolution being passed for the voluntary winding-up WF Printing, each Grantee (or his legal personal representative(s)) may by notice in writing to WF Printing within 21 days from the date of such resolution elect to be treated as if the Options (to the extent which has become exercisable and not already exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of WF Shares such sum as he would have received in respect of the WF Shares the subject of such election reduced by an amount equal to the subscription price which would otherwise have been payable in respect thereof.

12. RANKING OF WF SHARES

The WF Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of WF Printing for the time being in force and will rank pari passu in all respects with the fully paid WF Shares in issue on the date of their allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue, other than any dividend or other distribution previously declared, recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

13. LAPSE OF OPTION

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a) the expiry of the Option Period (subject to the provisions of paragraphs 4 and 20);

(b) the expiry of the periods referred to in paragraphs 10(i), (ii) or 11(i);

(c) subject to the scheme of arrangement referred to in sub-paragraph 11(ii) becoming effective, the expiry of the period referred to in paragraph 11(ii);

(d) subject to the compromise or arrangement referred to in paragraph 11(iii) becoming effective, the expiry of the period referred to in paragraph 11(iii);

(e) subject to sub-paragraph 11(iv), the date of commencement of the winding-up of WF Printing;

(f) (i) subject to the expiry of the period of extension (if any) referred to in paragraph 10(i), the date on which the Grantee ceases to be a Participant for any reason other than on his death or the termination of his employment, directorship, office, appointment or engagement on one or more grounds specified in paragraph 13(f)(ii) below;

(ii) the date on which the Grantee ceases to be a Participant by reason of the termination of his employment, directorship, office, appointment or engagement on the grounds that he has been guilty of misconduct, or has been in breach of material term of the relevant employment contract, service contract or engagement contract (as the case may be), or has stopped payment to creditors generally or been unable to pay or have no reasonable prospect to pay debts within the meaning of any applicable legislation in relation to bankruptcy or insolvency, or has become bankrupt or insolvent, or has been served a petition for bankruptcy or winding-up, or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence concerning his integrity or honesty or (if so determined by the WF Board or the board of the Relevant Company, as the case may be) on any other ground on which an employer, a sourcing party or an engaging party would be entitled to terminate his

employment, directorship, office, appointment or engagement at common law or pursuant to any applicable laws or under the Grantee's employment contract, service contract or engagement contract (as the case may be) with the Relevant Company (as the case may be). A resolution of the board of the Relevant Company (as the case may be) to the effect that the employment, directorship, office, appointment or engagement of a Grantee has or has not been terminated on one or more of the grounds specified in this paragraph 13(f)(ii) shall be conclusive;

(g) subject to paragraph 11(iv), the date of the commencement of the winding-up of WF Printing;

(h) the date on which WF Printing exercises its right to cancel the option or part thereof in the event of the Grantee commits a breach of paragraph 9(i); or

(i) the date on which the Option is cancelled by the WF Board as provided in paragraph 21.

WF Printing shall owe no liability to any Grantee for the lapse of any Option under this paragraph 13.

14. MAXIMUM NUMBER OF WF SHARES AVAILABLE FOR SUBSCRIPTION

(i) Subject to sub-paragraph (iv) below, the total number of WF Shares which may be issued upon exercise of all options to be granted under the WF Scheme and any other share option schemes of WF Printing shall not in aggregate exceed 10% of the total number of WF Shares in issue as at the Listing Date, unless WF Printing obtains an approval from its shareholders pursuant to sub-paragraphs (ii) or (iii) below. Options lapsed in accordance with the terms of the WF Scheme will not be counted for the purpose of calculating such 10% limit.

(ii) Subject to sub-paragraph (iv) below, WF Printing may seek approval of its shareholders in general meeting for refreshing the 10% limit set out in sub-paragraph 14(i) under the WF Scheme such that the total number of WF Shares which may be issued upon exercise of all options to be granted under the WF Scheme and any other share option schemes of WF Printing under the limit as refreshed shall not exceed 10% of the total number of WF Shares in issue as at the date of approval to refresh such limit. Options previously granted under the WF Scheme and any other share option schemes (including those outstanding, cancelled, lapsed in accordance with the WF Scheme or any other share option schemes or exercised options) will not be counted for the purpose of calculating such limit as refreshed. In such a case, WF Printing shall send a circular to its shareholders containing the information required under the Listing Rules.

(iii) Subject to sub-paragraph (iv) below, WF Printing may seek separate approval by its shareholders in general meeting for granting Options beyond the 10% limit set out in sub-paragraph 14(i) or sub-paragraph 14(ii) (as the case may be) provided the Options in excess of such limit are granted only to Participants specifically identified by WF

Printing before such approval is sought. In such a case, WF Printing shall send a circular to its shareholders containing, amongst other terms, a generic description of the specified Participant(s) who may be granted such Options, the number of WF Shares subject to the Options to be granted, the terms of the Options to be granted, the purpose of granting Options to the specified Participant(s), an explanation as to how the terms of these Options serve such purpose and such other information as required under the Listing Rules.

(iv) Notwithstanding any provision in sub-paragraphs 14(i), (ii) and (iii) and subject to paragraph 17, the maximum number of WF Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the WF Scheme and any other share option schemes of WF Printing must not exceed 30% (or such higher percentage as may be allowed under the Listing Rules) of the total number of WF Shares in issue from time to time. No options may be granted under the WF Scheme and any other share option schemes of WF Printing if this will result in the aforesaid 30% (or such higher percentage as may be allowed under the Listing Rules) limit being exceeded.

15. MAXIMUM ENTITLEMENT OF SHARES OF EACH PARTICIPANT

(i) Subject to sub-paragraphs 15(ii), 16(i) and 16(ii), the total number of WF Shares issued and to be issued upon exercise of the options granted and to be granted pursuant to the WF Scheme and any other share option schemes of WF Printing to each Participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of WF Shares in issue.

(ii) Notwithstanding sub-paragraph 15(i), where any further grant of Options to a Participant would result in the WF Shares issued and to be issued upon exercise of all Options granted and to be granted to such Participant under the WF Scheme and any other share option schemes of WF Printing (including exercised, cancelled and outstanding Options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of total number of WF Shares in issue. such further grant must be separately approved by the WF Shareholders in general meeting with such Participant and his Associates abstaining from voting. The number and terms (including the exercise price) of the Options to be granted to such Participant shall be fixed before WF Shareholders' approval and the date of WF Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the Subscription Price. In such a case, WF Printing shall send a circular to its shareholders containing, amongst other terms, the identity of such Participant, the number and the terms of the Options to be granted (and Options previously granted to such Participant) and such other information as required under the Listing Rules.

16. GRANT OF OPTIONS TO CONNECTED PERSONS

(i) In addition to paragraph 14 and sub-paragraphs 15(i) and 15(ii), any grant of Options to a Participant who is a director, chief executive or substantial shareholder of WF Printing or any of their respective Associates under the WF Scheme must be approved by the independent non-executive WF Directors (excluding independent non-executive WF Director who is the Grantee).

(ii) In addition to paragraph 14 and sub-paragraphs 15(i) and 15(ii), where the WF Board proposes to grant any Option to a Participant who is a substantial shareholder or an independent non-executive WF Director, or any of their respective Associates, would result in the WF Shares issued and to be issued upon exercise of all options already granted and to be granted under the WF Scheme and any other share option schemes of WF Printing (including options exercised, cancelled and outstanding) to such Participants in the 12-month period up to and including the date of such grant:

(a) representing in aggregate over 0.1% of the total number of WF Shares in issue; and

(b) having an aggregate value, based on the closing price of the WF Shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the WF Shareholders by poll in general meeting. In such a case, WF Printing shall send a circular to its shareholders containing all those terms as required under the Listing Rules. All Connected Persons of WF Printing must abstain from voting in favour at such general meeting (except that any Connected Person may vote against such proposed grant at the general meeting provided that his intention to do so has been stated in the circular issued to the WF Shareholders). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll and the applicable requirements of the Listing Rules must be complied with.

Subject to paragraph 14 and sub-paragraph 15(i), in the event of any alteration in the capital structure of WF Printing whether by way of capitalisation issue, rights issue, consolidation, subdivision of WF Shares or reduction of the share capital of WF Printing, the maximum number of WF Shares referred to in paragraphs 14 and 15 will be adjusted in such manner as an independent financial adviser or the Auditors (acting as experts and not as arbitrators) shall confirm to the WF Directors in writing to be fair and reasonable.

17. REORGANISATION OF CAPITAL STRUCTURE

In the event of any alteration in the capital structure of WF Printing whilst any Option remains exercisable, whether by way of capitalization issue, rights issue, subdivision, consolidation of WF Shares, or reduction of the share capital of WF Printing in accordance with legal requirements and requirements of the Stock Exchange excluding any alteration in the capital structure of WF Printing as a result of an issue of WF Shares as consideration in respect of a transaction to which WF Printing is a party, such corresponding alterations (if any) shall be made to:

(i) the number or nominal amount of WF Shares subject to the Option so far as unexercised; and/or

(ii) the Subscription Price,

as an independent financial adviser or the Auditors shall at the request of the WF Board certify in writing to the WF Directors, either generally or as regards any particular Grantee, to be in their opinion fair and reasonable and that any such alterations shall satisfy the requirements set out in the note to rule 17.03(13) of the Listing Rules and any interpretation and/or guidance on and any notes to such rule issued by the Stock Exchange from time to time, including but not limited to the supplementary guidance as set out in the letter issued by the Stock Exchange dated 5th September 2005 and shall give a Grantee the same proportion of the issued share capital of WF Printing as that to which the Grantee was previously entitled, provided that no such alterations shall be made the effect of which would be to enable a WF Share to be issued at less than its nominal value. The capacity of the independent financial adviser or the Auditors in this paragraph is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on WF Printing and the Grantees. The costs of the independent financial adviser or the Auditors in relation to the provision of any services under this paragraph shall be borne by WF Printing. Notice of such alteration(s) shall be given to the Grantees by WF Printing.

18. SHARE CAPITAL

The exercise of any Option shall be subject to the WF Shareholders in a general meeting approving any necessary increase in the authorised share capital of WF Printing. Subject thereto, the WF Board shall make available sufficient authorised but unissued share capital of WF Printing to meet subsisting requirements on the exercise of Options.

19. DISPUTES

Any dispute arising in connection with the WF Scheme (whether as to the number of WF Shares, the subject of an Option, the amount of the Subscription Price or otherwise) shall be referred to the decision of the Auditors or an independent financial adviser appointed by WF Printing who shall act as experts and not as arbitrators and whose decision shall be final and binding.

20. ALTERATION OF THE WF SCHEME

(i) The provisions of the WF Scheme may be altered in any respect by resolution of the WF Board except that the provisions of the WF Scheme as to:

(a) the definitions of "Grantee", "Option Period" and "Participant";

(b) the provisions of paragraphs and sub-paragraphs 4, 5, 6, 7(i), 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and this paragraph 20; and

(c) all such other matters set out in Rule 17.03 of the Listing Rules

shall not be altered to the advantage of the Participants except with the prior approval of the WF Shareholders in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the affected Grantees as would be required of the WF Shareholders under the articles of association for the time being of WF Printing for a variation of the rights attached to the WF Shares.

(ii) Any alterations to the terms and conditions of the WF Scheme which are of a material nature or any change to the terms of the Options granted must be approved by the WF Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the WF Scheme.

(iii) The amended terms of the WF Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(iv) Any change to the authority of the WF Directors or scheme administrators in relation to any alteration to the terms of the WF Scheme must be approved by the WF Shareholders in general meeting.

21. CANCELLATION OF OPTIONS GRANTED

The WF Board may, with the consent of the relevant Grantee, at any time in its absolute discretion cancel any Option granted but not exercised. Where WF Printing cancels Options and makes an Offer of the grant of new Options to the same Option holder, the Offer of the grant of such new Options may only be made, under the WF Scheme with available unissued Options (to the extent not yet granted and excluding the cancelled Options) within the limit approved by the WF Shareholders as mentioned in paragraph 14.

22. TERMINATION OF THE WF SCHEME

WF Printing may by resolution in general meeting or the WF Board may at any time terminate the operation of the WF Scheme and in such event no further Options shall be granted but the provisions of the WF Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the WF Scheme. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the WF Scheme.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:		*HK$*
2,000,000,000	Shares	200,000,000
Issued and fully paid up or credited as fully paid up:		
1,071,261,000	Shares	107,126,100

All of the Shares rank pari passu in all respects, including as to dividends, voting and capital.

The Shares are listed on and traded on the Main Board of the Stock Exchange. No Shares are listed on or dealt in, nor is any listing of or permission to deal in the Shares being, or proposed to be, sought on any other stock exchange.

3. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary shares of the Company

Name of Director	Capacity	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	4,000,000	0.37%
Cai Yu Tian	Beneficial Owner	360,000	0.03%
Qu Ding	Beneficial Owner	1,586,000	0.15%
Lu Ming Fang	Beneficial Owner	1,822,000	0.17%
Ding Zhong De	Beneficial Owner	650,000	0.06%
Qian Shi Zheng	Beneficial Owner	469,000	0.04%
Yao Fang	Beneficial Owner	100,000	0.01%
Tang Jun	Beneficial Owner	30,000	0.003%

All interests stated above represented long positions.

(b) Share options of the Company

Name of Director	Capacity	Date of grant	Exercise price per share *HK$*	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	2nd September 2005	14.89	800,000	0.07%
Cai Yu Tian	Beneficial Owner	2nd May 2006	17.10	940,000	0.09%
Qu Ding	Beneficial Owner	2nd September 2005	14.89	224,000	0.02%
Lu Ming Fang	Beneficial Owner	2nd September 2005	14.89	480,000	0.04%
Ding Zhong De	Beneficial Owner	2nd May 2006	17.10	700,000	0.07%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	14.89	200,000	0.02%
Tang Jun	Beneficial Owner	2nd September 2005	14.89	220,000	0.02%

Share options granted in 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted in 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of Shanghai Industrial Pharmaceutical Investment Co. Ltd.

Name of director	Capacity	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	23,400	0.01%
Ding Zhong De	Beneficial Owner	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interests and short positions of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of total issued share capital
(a) Long Positions			
SIIC	Interest held by controlled corporations	548,076,000 *(note (i))*	51.16%
Morgan Stanley	Interest held by controlled corporations	68,028,159	6.35%
JPMorgan Chase & Co.	Beneficial Owner	1,259,000	0.12%
	Investment Manager	2,201,530	0.21%
	Custodian Corporation/ Approved Lending Agent	61,153,644	5.71%
(b) Short Positions			
SIIC	Interest held by controlled corporations	87,653,993 *(note (ii))*	8.18%

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of total issued share capital
Morgan Stanley	Interest held by controlled corporations	14,788,132	1.38%
JPMorgan Chase & Co.	Beneficial Owner	400,000	0.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd. and SIIC CM Development Ltd. held 468,066,000, 80,000,000 and 10,000 Shares respectively, and is accordingly deemed to be interested in the respective Shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Tang Jun	General Manager of Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company):–

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Pharmaceutical Co. Ltd. (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co. (常州國有資產投資經營總公司)	equity interest	23.05%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Chia Tai Qingchunbao Pharmaceutical Co. Ltd. (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd. (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd. (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Co. Ltd. (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd. (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd. (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd. (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd. (廣州市博普生物技術有限公司)	equity interest	23.06%
	Fu He Liang (傅和亮)	equity interest	11.98%
Techpool International Pharma Co. Ltd. (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd. (廣州市博普生物技術有限公司)	equity interest	27.62%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd. (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Group Co. Ltd. (杭州胡慶餘堂集團有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. (遼寧好護士藥業(集團)有限責任公司)	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.47%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	10.99%
	Sino-Alliance International, Ltd	ordinary share	18.6%
Shanghai Qiyi Dental Equipment Co. Ltd. (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co. (上海中醫大科技發展公司)	equity interest	45%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd. (上海雲湖悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd. (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmaceutical Co. Ltd. (上海實業聯合集團製藥有限公司)	Zhou Yi Ping (周一平)	equity interest	22%
	Hu Zheng (許政)	equity interest	17%
	Feng Wei (馮衛)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd. (廈門中藥廠有限公司)	Xiamen Qinggong Group Co. Ltd. (廈門輕工集團有限公司)	equity interest	30%
Chengdu Wing Fat	Sichuan Swellfun	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd. (成都江氏投資有限公司)	equity interest	19%
	Sichuan Huize Investment Co. Ltd. (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin	Xinnan Paper	equity interest	29%
Xuchang Yongchang	Xuchang Cigarette Factory	equity interest	20.6%
	Shangtou Bonded Area Jinguang Industrial Co., Ltd. (汕頭保税區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under

such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

6. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

7. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far so was known to the Directors, none of the Directors, and their respective Associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

8. QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given opinion or advice which is contained or referred to in this circular:

Name	Qualification
Commerzbank	A licensed corporation permitted to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under SFO

As at the Latest Practicable Date, Commerzbank had no shareholding interest in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Commerzbank did not have any direct or indirect interest in any assets which had been since 31st December 2006 (being the date to which the latest published audited accounts of the Group were made up) acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, the Company or any member of the Group.

Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or reference to its name included in this circular in the form and context in which it appears.

9. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st December 2006 (being the date to which the latest published audited financial statements of the Company were made up).

10. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association of the company, at any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

11. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the rules of the (i) WF Scheme; (ii) the agreements in respect of each of the Continuing Connected Transactions will; (iii) letter from Commerzbank, the text of which is set out in this circular; and (iv) the consent letter of Commerzhank referred to in the paragraph headed "Qualification of Expert" in this Appendix will be available for inspection at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong during the normal business hours from the date hereof up to and including 10th December 2007 and at the Extraordinary General Meeting.

12. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shanghai Industrial Holdings Limited (the "**Company**") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 26th November 2007 at 3:00 p.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

1. "**THAT** the Proposed Spin-off (as defined in the circular of the Company dated 9th November 2007, a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for identification purposes) be and is hereby approved and the board of directors of the Company (the "Board") be and is hereby authorized on behalf of the Company to approve and implement the Proposed Spin-off and to do all such acts, to enter into all such agreements, transactions and arrangements and to take all such actions in connection therewith or arising therefrom in relation to the Proposed Spin-off as the Board may consider necessary or expedient in order to give effect to the Proposed Spin-off."

2. "**THAT**, subject to and conditional upon: (a) the passing of an ordinary resolution of the shareholders of The Wing Fat Printing Company, Limited ("WF Printing") approving the adoption of the share option scheme of WF Printing (the "WF Scheme"), the rules of which are contained in the document marked "B" produced to the meeting and signed by the chairman of the meeting for identification purposes; (b) the approval of the WF Scheme by the shareholders of the Company; (c) the listing committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of, and permission to deal in, the shares of WF Printing in issue and to be issued as mentioned in the Prospectus (as defined in the circular of the Company dated 9th November 2007 ("Circular"), a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for identification purposes) and any shares of WF Printing which may fall to be issued pursuant to the exercise of options granted under the WF Scheme, whether the granting of the listing and permission is subject to conditions or not; and (d) the obligations of the underwriters of the Global Offering (as defined in the Circular) under the underwriting agreements in respect of the Global Offering becoming unconditional (including, if relevant, as a result of the waiver of any condition(s) by the Global Coordinator (as defined in the Circular) for itself and the said underwriters) and not being terminated in accordance with the respective terms of such underwriting agreements or otherwise, be and is hereby approved and the board of directors of the Company (the "Board") be and is hereby authorized to do all such acts, to enter into all

such agreements, transactions and arrangements and to take all such actions in connection therewith or arising therefrom as the Board may consider necessary or expedient in order to give effect to the WF Scheme."

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 9th November 2007

Registered Office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company shall, in respect of such share, be entitled alone to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

(4) The instrument appointing a proxy must be in writing under the hand of the appointer or attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

(5) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof, as the case may be).

(6) Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting. If such member attends the meeting, his form of proxy will be deemed to have been revoked.

(7) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English language version shall prevail.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函及隨付之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅供參考用途，並不構成在任何司法權區(包括美國)收購、購買或認購上海實業控股有限公司或永發印務有限公司證券之邀請或要約，而本通函所述之任何證券，倘無根據美國一九三三年證券法(經修訂)登記或獲豁免遵守該法例，不得在美國提呈或發售。概無作出或將作出任何行動以允許永發印務有限公司之股份在香港以外的任何司法權區進行公開發售。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

有關建議分拆永發印務有限公司
在香港聯合交易所有限公司主板獨立上市之
可能須予披露交易及於主要附屬公司之權益重大攤薄、
持續關連交易
及
採納永發印務有限公司之購股期權計劃

為獨立董事委員會及股東
就分拆建議及持續關連交易委聘之獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

獨立董事委員會致股東之函件載於本通函第31頁。

獨立財務顧問德國商業銀行香港分行致獨立董事委員會及股東之函件(當中載有其對分拆建議之建議)載於本通函第32頁至第46頁。

上海實業控股有限公司(「本公司」)將於二零零七年十一月二十六日下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行股東特別大會，召開會議之通告載於本通函第68頁至第69頁。

無論　閣下能否出席股東特別大會，務請按照隨附之代表委任表格上印備之指示儘快將表格填妥，且無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處(地址為香港灣仔告士打道三十九號夏慤大廈二十六樓)。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會或其任何續會，並在會上投票。

二零零七年十一月九日

二零零七年

股份以優先發售之連權形式買賣之最後日期 . . . . 十一月二十日(星期二)

股份以優先發售之除權形式買賣之
首個交易日期 . . . . .十一月二十一日(星期三)

遞交股份過戶文件以符合優先發售資格
之最後期限. . . . . 十一月二十二日(星期四)下午四時三十分

暫停辦理本公司股份過戶登記手續
(包括首尾兩日) . . . . 十一月二十三日(星期五)上午九時正至
十一月二十六日(星期一)下午四時三十分

交回股東特別大會之代表委任表格
之最後期限. . . . . 十一月二十四日(星期六)下午三時正

釐定優先發售權益之記錄日期. . . . . .十一月二十六日(星期一)

股東特別大會. . . . . 十一月二十六日(星期一)下午三時正

恢復辦理本公司股份過戶登記手續 . . . . 十一月二十七日(星期二)上午九時正

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	具有上市規則所賦予的涵義
「保證配額」	根據優先發售申請預留股份的合資格股東配額
「核數師」	永發印務當時的核數師
「董事會」	本公司董事會
「營業日」	香港持牌銀行開門營業及聯交所開市進行證券買賣的日子(不包括週六、週日或公眾假日)
「資本化發行」	透過把全球發售後永發印務股本溢價帳的若干進帳金額撥充資本，於將由永發董事會釐定之記錄日期向永發股東發行永發股份
「中央結算系統」	香港結算設立及運作的中央結算及交收系統
「成都永發」	成都永發印務有限公司，在中國成立之中外合資企業，由永發印務擁有51%權益，為本公司之附屬公司
「最高行政人員」	具有上市規則所賦予的涵義
「香煙包裝交易」	許昌永昌為許昌捲煙總廠印刷並向其銷售香煙包裝材料，其詳情載於本通函所載「董事會函件」的「持續關連交易」一節
「德國商業銀行」	德國商業銀行香港分行，獲准從事證券及期貨條例下第1類(證券買賣)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動之持牌法團，獲委任就分拆建議及持續關連交易向獨立董事委員會及股東提供意見之獨立財務顧問

「本公司」	上海實業控股有限公司，根據香港法律註冊成立之有限公司，其股份在聯交所主板上市
「公司條例」	公司條例(香港法例第32章)，經不時修訂、補充或修改
「關連人士」	具有上市規則所賦予的涵義
「持續關連交易」	香煙包裝交易、酒類包裝交易及廢紙採購交易
「法院」	具司法管轄權的香港任何法院
「日」	曆日
「董事」	本公司董事
「股東特別大會」	將於二零零七年十一月二十六日(星期一)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室召開和舉行之本公司股東特別大會，於會上將提呈普通決議案以酌情批准分拆建議及永發計劃
「全球協調人」	法國巴黎融資(亞太)有限公司，為根據證券及期貨條例可進行第1類(買賣證券)及第6類(就企業融資提供意見)受規管活動之持牌法團
「全球發售」	公開發售及配售(包括優先發售)
「承授人」	按照永發計劃之條款接納要約之任何參與者或(就文義而言)於原承授人身故後有權獲得任何該等購股期權的合法個人代表
「本集團」	本公司及其附屬公司

「河北永新」	河北永新紙業有限公司，在中國成立之中外合資企業，由永發印務擁有66%權益，為本公司之附屬公司
「港元」	香港法定貨幣港元
「香港結算」	香港中央結算有限公司，香港交易及結算所有限公司之全資附屬公司
「香港」	中國香港特別行政區
「獨立董事委員會」	由羅嘉瑞先生、吳家瑋先生及梁伯韜先生（均為獨立非執行董事）組成之獨立董事委員會，獲委任就分拆建議及持續關連交易向股東提供意見
「最後實際可行日期」	二零零七年十一月七日，即為確定本通函內若干資料的最後實際可行日期
「上市委員會」	聯交所理事會上市小組委員會
「上市日期」	股份在聯交所主板首次開始買賣之日
「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載的上市發行人董事進行證券交易的標準守則
「非合資格股東」	董事會經查詢後，基於有關海外地區法律之法律限制或該等地區有關監管機構或證券交易所之規定，認為不必或不宜向彼等提供預留股份之股東（於記錄日期名列本公司股東名冊且於該日於本公司股東名冊上所列示地址位於香港以外地區之股東）

「要約」	永發董事會按照永發計劃作出授出購股期權之要約
「要約日期」	按照永發計劃向參與者授出購股期權之日期，該日必須為營業日
「發售價」	根據全球發售將予認購及發行或買賣的永發股份每股最終港元價格(不包括經紀佣金、證監會交易徵費及聯交所交易費)，將按招股章程進一步所述者予以釐定
「購股期權」	根據永發計劃之條款認購永發股份之權利
「購股期權期間」	永發董事會將全權酌情釐定及永發董事會通知每名承授人關於購股期權可予行使之期間，且於任何情況下，該期間自按照永發計劃授出任何特定購股期權之日起不得超過十年
「超額配股權」	永發印務將向全球協調人(代表配售包銷商)授出之購股期權，以要求永發印務按發售價配發及發行最多合共佔根據全球發售初步提呈供認購之永發股份的15%，以補足(其中包括)配售之超額配發
「海外股東」	於記錄日期名列本公司股東名冊且於該日於本公司股東名冊上所列示地址位於香港境外之股東

「參與者」	指(i)永發集團及永發印務之合營企業及聯營公司之每家成員公司的任何董事、高級行政人員或僱員(不論全職或兼職)；(ii)永發集團及永發印務之合營企業及聯營公司之每家成員公司的任何僱員或董事所建立之全權信託的任何酌情對象；(iii)永發集團及永發印務之合營企業及聯營公司之每家成員公司的任何顧問、專業及其他顧問(包括擬委任以提供該等服務之彼等僱員或行政人員或任何人士、商號或公司)；(iv)永發印務之任何最高行政人員或主要股東；(v)永發印務之董事、最高行政人員或主要股東的任何聯繫人；(vi)本公司、上實集團或永發印務之其他控股公司的任何董事、最高行政人員、高級行政人員或僱員(不論全職或兼職)；及(vii)本公司、上實集團或永發印務之其他控股公司的董事、最高行政人員、高級行政人員或僱員之任何聯繫人，惟永發董事會可全權酌情釐定任何人士是否屬於上述類別
「配售」	永發印務按本通函所述及招股章程進一步所述，(a)根據證券法第144A條向美國的合資格機構買家及(b)根據證券法S規例向於美國境外的若干人士(包括向香港專業投資者(香港散戶投資者除外))提呈及發售永發股份
「第15項應用指引」	上市規則第15項應用指引
「中國」	中華人民共和國，就本通函而言，不包括香港、中國澳門特別行政區及台灣

「優先發售」	根據將於招股章程內所述之條款及條件並在其規限下，按保證基準以發售價建議優先向合資格股東提呈認購預留股份，其詳情載於本通函所載「董事會函件」的「優先發售」一節
「分拆建議」	根據全球發售分拆永發股份在聯交所主板獨立上市之建議
「招股章程」	永發印務就全球發售將予刊發之招股章程
「公開發售」	永發印務按本通函所述及招股章程進一步所述，以發售價提呈供香港公眾人士以現金認購永發股份
「合資格股東」	於記錄日期下午四時三十分名列本公司股東名冊持有不少於100股股份之持有人(非合資格股東除外)
「記錄日期」	二零零七年十一月二十六日，即確定保證配額的日期
「廢紙採購交易」	河北永新向新南紙業採購廢紙，其詳情載於本通函所載「董事會函件」的「持續關連交易」一節
「有關公司」	指永發印務、其附屬公司、其合營企業、其聯營公司、本公司、上實集團或永發印務之其他控股公司中任何公司
「集團餘下企業」	本集團(不包括永發集團)
「預留股份」	根據優先發售予合資格股東的10,712,610股永發股份(約佔全球發售初步可供認購的永發股份7.1%)，將在根據配售提呈的永發股份中作出分配
「人民幣」	中國法定貨幣人民幣

「S.I. Printing」	S.I. Printing Holdings Ltd.，根據英屬維爾京群島法例註冊成立之有限公司，為本公司之全資附屬公司
「證券法」	美國一九三三年證券法(經修訂)
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股份」	本公司股本中每股面值0.10港元的普通股
「股東」	股份持有人
「四川水井坊」	四川水井坊股份有限公司(前稱四川全興股份有限公司)，由於其為本公司之附屬公司成都永發的主要股東而成為本公司之關連人士
「上實集團」	上海實業(集團)有限公司，根據香港法律註冊成立之有限公司
「聯交所」	香港聯合交易所有限公司
「認購價」	承授人於行使購股期權時可根據永發計劃之條款認購永發股份所付之每股永發股份價格
「包銷商」	全球發售之包銷商
「包銷協議」	由(其中包括)永發印務與包銷商就全球發售將予訂立之包銷協議
「美國」	美利堅合衆國，其國土、領土和受其司法管轄權管轄的全部地區
「永發董事會」	永發印務之董事會
「永發董事」	永發印務之董事
「永發集團」	永發印務及其附屬公司

「永發印務」	永發印務有限公司，根據香港法律註冊成立之公眾有限公司，由S.I. Printing間接擁有其已發行普通股股本約93.44%，為本公司之附屬公司
「永發計劃」	永發印務將有條件地採納之購股期權計劃建議，其主要條款之概要載於本通函附錄一
「永發股東」	永發股份之持有人
「永發股份」	永發印務之普通股
「酒類包裝交易」	成都永發為四川水井坊印刷並向其銷售酒類包裝材料，其詳情載於本通函所載「董事會函件」的「持續關連交易」一節
「新南紙業」	新南(天津)紙業有限公司，由於其為本公司附屬公司河北永新的主要股東而成為本公司之關連人士
「許昌捲煙總廠」	許昌捲煙總廠，由於其為本公司附屬公司許昌永昌的主要股東而成為本公司之關連人士
「許昌永昌」	許昌永昌印務有限公司，在中國成立之中外合資企業，由永發印務擁有51%權益，為本公司之附屬公司

就本通函而言，在適用情況下所採納的人民幣兑港元匯率為1.00港元兑人民幣0.96元，惟僅供參考，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其他日期，按任何特定匯率兑換任何款項。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
（於香港註冊成立之有限公司）
（股份代號：363）

執行董事：
蔡來興先生*（董事長）*
蔡育天先生*（副董事長及行政總裁）*
瞿　定先生*（副董事長及常務副行政總裁）*
呂明方先生
丁忠德先生
錢世政先生*（副行政總裁）*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港
灣仔
告士打道三十九號
夏慤大廈
二十六樓

敬啟者：

有關建議分拆永發印務有限公司
在香港聯合交易所有限公司主板獨立上市之
可能須予披露交易及於主要附屬公司之權益重大攤薄、
持續關連交易
及
採納永發印務有限公司之購股期權計劃

緒言

董事會宣佈，永發印務已於二零零七年八月二十九日向聯交所遞交有關分拆建議之排期申請表格及已於二零零七年十一月七日向聯交所提交正式申請將已發行永發股份及根據全球發售、資本化發行及永發計劃將予發行之永發股份在聯交所主板

獨立上市及准許買賣。概無作出或將作出任何行動以允許永發股份在香港境外的任何司法權區進行公開發售。倘進行分拆建議，將會遵照上市規則第15項應用指引之規定。

永發印務為一家於一九二零年在香港註冊成立之公眾公司，本公司透過其全資附屬公司S.I. Printing間接擁有其已發行普通股股本約93.44%。根據上市規則第13.36條，永發印務為本公司之主要附屬公司。鑒於分拆建議完成後及假設超額配股權獲悉數行使，本公司於永發印務之權益將會攤薄5%或以上（依據上市規則第14.07條之收入測試而釐定），故此可能構成本公司於永發印務之權益重大攤薄（定義見上市規則第13.36條）。據此，分拆建議將須根據第15項應用指引第3(e)(1)(ii)段獲股東通過。概無股東須在股東特別大會上就批准分拆建議提呈之決議案放棄投票。本公司已委任獨立董事委員會就（其中包括）分拆建議向股東提供意見，並委聘德國商業銀行就（其中包括）分拆建議向獨立董事委員會及股東提供意見。

根據上市規則第14章，倘超額配股權獲行使，分拆建議亦將構成本公司之須予披露交易。

假設超額配股權並無獲行使，S.I. Printing將於緊隨分拆建議完成後擁有永發印務經擴大已發行股本總額約65.41%之權益。

就分拆建議而言，合資格股東將獲優先發售，而永發印務將採納永發計劃。由於永發印務為本公司之附屬公司，故此採納永發計劃亦須獲得股東之批准。

持續關連交易乃永發集團之成員公司與永發印務之中國附屬公司的主要股東於過往訂立，屬持續性質。根據上市規則，該等持續關連交易為本集團之持續關連交易，本公司已於先前按照上市規則進行披露。預計該等交易將於分拆建議完成後繼續，因此將須繼續遵守（其中包括）上市規則第14A章之關連交易的規定。本公司已委任獨立董事委員會就（其中包括）持續關連交易向股東提供意見，並委聘德國商業銀行就（其中包括）持續關連交易向獨立董事委員會及股東提供意見。

本通函旨在(1)向股東提供有關分拆建議之理由及裨益、優先發售的資料及關於分拆建議之其他資料；(2)向股東提供有關持續關連交易之資料；(3)載列獨立董事委

員會就有關分拆建議及持續關連交易致股東之推薦建議；(4)載列德國商業銀行就分拆建議及持續關連交易致獨立董事委員會及股東之意見函件；(5)向股東提供永發計劃之詳情；及(6)向股東發出股東特別大會通告，於會上將提呈普通決議案批准分拆建議及永發計劃。

股東及潛在投資者須注意，分拆建議受限於(其中包括)本通函所述之條件、董事會之決定以及緊接分拆建議前之市場情況，尤其概不保證將獲得聯交所之批准。由於分拆建議及優先發售或會或不會進行，股東及潛在投資者於買賣本公司證券時，務須審慎行事。

分拆建議

(1) 分拆建議

分拆建議之最終架構(包括價格範圍)尚未確定，並將由董事、永發董事及全球協調人最後確定。然而，現建議分拆建議透過全球發售方式進行，而全球發售包括公開發售及配售(包括優先發售)，並將隨同永發股份在聯交所主板獨立上市。分拆建議亦將包括授予全球協調人(代表配售包銷商)超額配股權，以要求永發印務配發及發行合共最多達根據全球發售初步提呈以供認購的永發股份數額之15%。現擬向合資格股東提供可透過全球發售優先申請方式獲得永發股份之保證配額，其詳情載於下文「優先發售」一節。

根據全球發售將予發行之新永發股份將與當時已發行之其他永發股份在各方面享有同等地位，並概無限制該等永發股份其後在聯交所出售。

分拆建議須待達成(其中包括)以下條件方可作實：

(a) 已發行及根據分拆建議將予發行之永發股份獲上市委員會批准上市及買賣；

(b) 包銷商在包銷協議下之責任成為無條件，且包銷協議於其內註明之日期及時間或之前並無根據其條款或因其他原因而終止；及

(c) 股東於股東特別大會上通過決議案批准分拆建議。

倘任何該等及其他適用條件於所註明之日期及時間前未能達成或獲豁免，全球發售及分拆建議將告失效，聯交所將即時獲知會，而於失效後，本公司及／或永發印務將在實際可行情況下儘快刊發公佈。

倘該等條件未能達成，分拆建議不會進行。

(2) 永發股份獨立上市

於實行分拆建議後，股份將繼續在聯交所上市。永發股份在聯交所上市乃取決於(其中包括)上文第(1)段所列之條件。

永發印務已向聯交所申請已發行永發股份及根據全球發售將予發行之任何新永發股份(包括根據行使超額配股權可能發行之任何永發股份、根據資本化發行可能發行之任何永發股份及根據永發計劃行使購股期權可能發行之任何新永發股份)上市及准許買賣。董事確認，就分拆建議而言，本公司符合第15項應用指引之所有規定。

在永發股份獲准在聯交所上市及買賣以及遵照香港結算之股份收納規定所規限下，永發股份將獲香港結算接納為合資格證券，自永發股份之上市日期或香港結算可能指定之其他日期起，可在中央結算系統內記存、結算及交收。聯交所參與者之間於任何交易日的交易交收，須於隨後的第二個交易日在中央結算系統內進行。所有中央結算系統下進行之活動，須遵照不時生效的《中央結算系統一般規則》及《中央結算系統運作程序規則》。

(3) 集團餘下企業及永發集團之業務

集團餘下企業主要從事房地產投資、基建設施(包括水務及收費公路)、醫藥(包括中藥及保健食品、生物醫藥、化學醫藥及醫療器械)及消費品(包裝材料印刷、箱板原紙生產及紙品貿易業務除外)業務。

永發印務為一家於一九二零年在香港註冊成立之公眾公司，本公司間接擁有其已發行普通股股本約93.44%。永發集團之業務主要集中於(1)在香港及中國多個省份經營主要為香煙、酒類、醫藥、化妝品及多類其他消費品之包裝材料優質印刷，及(2)在中國河北省生產箱板原紙，供客戶生產瓦楞紙箱及其他包裝箱。此外，永發集

團經營紙品貿易，包括銷售印刷紙及廢紙。永發集團之印刷業務以香港為總部，於香港及中國廣東省、河南省、浙江省及四川省多個主要省份有七個生產基地。本集團所有印刷、箱板原紙生產及紙品貿易業務均透過永發集團進行。

完成分拆建議後，本公司將透過S.I. Printing仍維持是永發印務之間接控股股東，持有其經擴大已發行股本約65.41%（假設超額配股權並無獲行使）。

完成分拆建議後，永發印務將仍維持是本公司之附屬公司，其財務業績將繼續併入本集團之綜合業績內。

永發集團於截至二零零六年十二月三十一日止三個年度各年之經審核綜合業績以及分別於截至二零零六年及二零零七年六月三十日止六個月之未經審核綜合業績概要載列如下：

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	百萬港元	*百萬港元*	*百萬港元*	*百萬港元*	*百萬港元*
				（未經審核）	*（未經審核）*
營業額	530.58	945.27	1,400.44	697.85	775.94
分佔聯營公司溢利	38.13	33.61	43.31	20.00	17.33
分佔合營企業之（虧損）溢利	(9.41)	5.75	–	–	–
除税前溢利	145.29	146.67	181.11	93.75	117.39
税項	(19.31)	(10.70)	(7.67)	(3.98)	(10.86)
少數股東權益	(9.95)	(10.46)	(24.89)	(17.77)	(20.57)
永發股東應佔溢利	116.03	125.51	148.55	72.00	85.96

(4) 分拆建議之理由及裨益

本公司認為，分拆永發印務於聯交所主板獨立上市能更好地反映永發集團本身優勢之價值，增強其經營及財務透明度，投資者可撇除本公司之因素而獨立和清晰地評估及衡量永發集團之表現及潛質。

永發集團之業務亦已發展至具足獨立上市之規模，董事認為，是次上市對本公司有裨益，理由如下：

(a) 使本公司能夠專注並進一步發展其餘下業務，且提供日後在資本市場集資的靈活性，使其更有效運用資金，並透過持續擴展及收購支持業務增長；同時吸引有意投資於包裝材料印刷、箱板原紙生產及紙品貿易業務之投資者，使永發集團發揮增長潛力；及

(b) 基於如下各項，永發集團之價值預期將通過分拆建議得以提高：

(i) 透過在聯交所上市，將提高永發印務在其客戶、供應商及其他業務夥伴中的地位，並更能招聘優秀人才；

(ii) 通過在聯交所上市，將令永發印務直接、獨立進入股本及債務資本市場，並有助其取得銀行信貸；

(iii) 於分拆建議後，永發印務作為上市公司，將可向員工提供一項與其業務表現直接掛鈎之股份獎勵計劃（例如購股期權計劃），因而能夠以獎勵計劃更有效地激勵其員工為創造股東價值之目標而努力；

(iv) 永發印務獨立上市，將令管理層肩負公司營運及財務表現之責任及問責更直接明確，預期這將增強管理層對業務之專注，從而優化決策過程、對市場轉變更快作出回應及提高營運效率。永發印務之最高管理層將受到投資界之嚴謹監察，並可將永發印務於股市之表現與其在聯交所上市之同業作比較，以衡量其表現。此外，公司可依據有關表現給予管理層獎勵，從以激發管理層作更大貢獻；及

(v) 於聯交所上市亦將令有意分析及貸款予包裝印刷及箱板原紙生產業服務供應商及材料供應商之信貸評級機構及金融機構對永發集團之信用狀況有更清晰之了解。

預期於分拆建議完成後，S.I. Printing仍維持是永發集團之控股股東，並預期本集團將從永發集團通過分拆建議提升價值而受益。

(5) 所得款項擬定用途

目前擬定全球發售所得款項淨額將用作實行永發集團之未來計劃、改善其整體財務狀況並且為永發集團提供額外營運資金。根據全球發售之目前建議發售規模及架構，並假設超額配股權並無獲行使，預期全球發售之估計所得款項總額及所得款項淨額將分別不少於約756,000,000港元及約708,000,000港元。然而，從全球發售獲得的實際所得款項淨額金額，視乎(其中包括)實際定價及所產生之實際上市開支，可能有別於該估計數額。

永發印務目前擬將全球發售所得款項淨額用作下列用途：

- 支付其印刷業務新生產設施的資本開支；
- 支付收購其他印刷公司股本權益所需資金；
- 支付河北永新第六條箱板原紙生產線的資本開支；
- 在京津冀地區建立採購廢紙的新渠道；
- 償還銀行借款；及
- 餘下金額為永發集團之營運資金及其他一般企業用途提供資金。

倘全球發售所得款項淨額並未需要即時用作上述用途或倘永發集團未能按計劃實行其未來發展計劃任何部分，在符合永發集團及永發股東之最佳利益下，永發集團可能把該等資金存放在香港的持牌銀行及認可金融機構作為短期存款。

(6) 分拆建議之影響

(i) 分拆建議前之股權架構

永發印務於最後實際可行日期之簡化股權架構載列如下：


上實集團
約51.16%(附註)
本公司
100%
其他業務
S.I. Printing
其他現有永發股東
永發印務已發行
普通股約93.44%
永發印務已發行
普通股約6.56%
永發印務
紙品包裝材料印刷、箱板原紙
生產及紙品貿易業務

附註： 股份乃透過上實集團之三家全資附屬公司持有。

(ii) 分拆建議及資本化發行完成後之股權架構

永發印務於分拆建議及資本化發行完成後之簡化股權架構(假設超額配股權並無獲行使及上實集團透過其全資附屬公司認購所有根據優先發售向其全資附屬公司配發之預留股份)載列如下：


上實集團
約51.16% *(附註1及2)*
本公司
100%
其他業務
S.I. Printing
公眾
已發行永發
股份約1.10%
已發行永發股份
約65.41%
已發行永發股份約
33.49% *(附註3)*
永發印務
紙品包裝材料印刷、箱板原紙
生產及紙品貿易業務

附註：

1. 該等股份乃透過上實集團三家全資附屬公司持有。

2. 假設自最後實際可行日期直至分拆建議完成日期為止，本公司再無發行任何股份及上實集團概無購入或出售股份。

3. 永發印務之33.49%公眾股權包括永發印務現時股東(S.I. Printing除外)合共4.59%之股權。

(iii) 對資產淨值之影響

無論超額配股權是否獲行使，於分拆建議完成後，預期本集團將獲得視作出售永發印務權益之收益，因此，本集團資產淨值預期將增加。

(iv) 對盈利之影響

於分拆建議完成後，本集團預期將會確認收益。根據永發印務於二零零七年六月三十日之未經審核綜合資產淨值（扣除少數股東權益後）、永發印務之估計市值、永發印務宣派之上市前股息200,000,000港元以及估計上市開支計算，估計收益將介乎約234,000,000港元至338,000,000港元（倘超額配股權並無獲行使）或介乎約260,000,000港元至374,000,000港元（倘超額配股權獲悉數行使）。收益指永發印務緊隨全球發售完成後將攤薄之估計資產淨值金額之差額。然而，該收益之實際金額，視乎實際定價、所產生之實際上市開支以及全球發售完成後之永發印務實際綜合資產淨值，可能有別於上述估計數字。於全球發售完成後，本集團之綜合淨利潤將會減少本集團應佔減持永發印務實益股權之業績部分。

(7) 與集團餘下企業之關係

於最後實際可行日期，永發印務之直接控股公司S.I. Printing擁有永發印務之已發行普通股股本約93.44%，而於最後實際可行日期，本公司擁有S.I. Printing全部已發行股本。

永發印務由六位永發執行董事所管理。在這六位永發執行董事中，永發執行董事丁忠德先生同時也是本公司及上實集團的執行董事以及南洋兄弟煙草股份有限公司（本公司之間接全資附屬公司）的董事；永發執行董事周杰先生同時也是本公司的副行政總裁及上實集團的副總裁。丁忠德先生及周杰先生並無直接參與永發集團的日常管理及營運。永發集團的日常管理及營運由聞松泉先生、金國明先生、陳乃烺先生及王琪琮先生監督。聞先生、金先生、陳先生及王先生並無擔任本公司或上實集團董事或任何其他管理職位。因此，大多數永發執行董事並無擔任本公司及／或上實集團董事或任何管理職位。

永發董事會亦將包括三位永發獨立非執行董事，彼等將在重大交易、關連交易及其他涉及潛在利益衝突的交易上，為永發董事會的決策發揮核查和制衡作用。永

發印務擁有一支獨立的管理團隊和獨立的職能部門，包括會計、行政及人事以及公司秘書部門。永發集團在分拆建議後，所有基本管理和日常營運將繼續獨立執行而毋須本公司及／或S.I. Printing任何支援。

永發集團具有與集團餘下企業截然不同的清晰業務取向。永發集團主要從事包裝材料印刷、箱板原紙生產及造紙業務。於全球發售完成後，集團餘下企業將繼續從事其現有業務，即房地產投資、基建設施、醫藥及消費品（不包括印刷品及包裝材料的生產和銷售、造紙及紙品貿易）。於最後實際可行日期，集團餘下企業概無從事任何與永發集團競爭的業務。

(8) 不競爭承諾

本公司確認，於永發印務股份在聯交所或任何其他證券交易所上市的任何時間內及只要本公司及S.I. Printing仍是永發印務之控股股東（定義見上市規則）：

(i) 除永發集團成員公司外，本公司及其可以於股東大會上直接或間接行使或控制行使50%以上投票權或控制董事會多數之任何公司（「其餘公司」）將不會進行與招股章程內所述之永發集團業務構成競爭或可構成競爭之任何業務；

(ii) 本公司將盡力避免及促使其餘公司於未來避免發展與招股章程內所述之永發集團業務構成實質或潛在競爭之任何業務；

(iii) 倘本公司業務及／或其餘公司之業務與招股章程所述之永發集團業務構成競爭或可構成競爭，其將首先保障永發集團之權益並盡一切努力消除該等競爭；

(iv) 其將於永發印務年報內就遵守上文第(i)至(iii)節所載不競爭確認作出年度聲明；及

(v) 其將提供一切必要資料以供永發獨立非執行董事就遵守上文第(i)至(iii)節所載不競爭確認及該等確認之執行情況進行年度審閱。

董事認為，集團餘下企業與永發集團業務之間並不存在實質或潛在競爭。

(9) 上市規則事項

根據上市規則第13.36條，永發印務乃本公司之主要附屬公司。分拆建議可能構成本公司於永發印務之權益重大攤薄(定義見上市規則第13.36條)，此乃由於自分拆建議完成後並假設超額配股權獲悉數行使，本公司於永發印務之權益將攤薄5%或以上(依據上市規則第14.07條之收入測試而釐定)。故此，分拆建議將須根據第15項應用指引第3(e)(1)(ii)段獲股東批准。概無股東須在股東特別大會上就批准分拆建議提呈之決議案放棄投票。本公司已成立由獨立非執行董事組成之獨立董事委員會就分析建議向股東提供意見，並委聘德國商業銀行就分拆建議向獨立董事委員會及股東提供意見。

倘超額配股權獲行使，根據上市規則第14章，分拆建議亦可能構成本公司之須予披露交易。

優先發售

為使股東按優先分配基準參與全球發售，並受限於聯交所批准永發股份於聯交所上市及買賣，預期10,712,610股預留股份(佔根據全球發售初步提呈之永發股份約7.1%及不計根據行使超額配股權而可能配發及發行之任何永發印務股份)將可供合資格股東按優先發售下之發售價認購。預留股份將在根據配售提呈發售的永發股份中作出分配。預期合資格股東將有權就其於記錄日期下午四時三十分按每持有100股股份之完整倍數，根據保證基準按發售價認購一股預留股份，惟任何於記錄日期下午四時三十分持有少於100股股份之合資格股東將無權申請預留股份。然而，以上所述僅為估計而最終保證配額將根據於記錄日期下午四時三十分合資格股東持有之股份數目而定。現時預期上實集團三家全資附屬公司(合共持有本公司已發行股本約51.16%)將分別認購彼等根據優先發售之預留股份配額。

倘進行分拆建議，申請預留股份之藍色申請表格連同招股章程將一併寄發予有權申請認購預留股份之每名合資格股東。

股東須注意，預留股份之保證配額可能並非500股永發股份的完整買賣單位的倍數，並將會以四捨五入方式調低至最近整數(倘需要)，而零碎永發股份可能按低於該等股份的現行市價買賣。

合資格股東之預留股份保證配額不可轉讓；未繳股款配額之股份將不會於聯交所買賣。任何根據優先發售所發行之永發股份將視為繳足，並與其他當時已發行永發股份在各方面享有同等地位。全球協調人有權重新分配合資格股東未認購之全部或任何預留股份作配售。

根據優先發售初步可供認購的永發股份數目預期佔根據全球發售初步提呈的永發股份約7.1%，並佔永發印務於全球發售完成後之經擴大已發行股本約2.1%(假設超額配股權並無獲行使)。

暫停辦理股份過戶登記手續

本公司將由二零零七年十一月二十三日(星期五)上午九時正至二零零七年十一月二十六日(星期一)下午四時三十分暫停辦理股份過戶登記手續，以釐定優先發售之合資格股東之配額，期內不會登記任何股份轉讓。為符合優先發售之資格，所有股份過戶文件須於二零零七年十一月二十二日(星期四)下午四時三十分前呈交本公司之股份過戶登記處。

鑒於分拆建議及優先發售或會或不會進行，故建議股東及潛在投資者在買賣本公司證券時務須審慎行事。

持續關連交易

持續關連交易乃永發集團之成員公司與永發印務之中國附屬公司的主要股東於過往訂立，屬持續性質。根據上市規則，該等持續關連交易為本集團之持續關連交易，本公司已於先前按照上市規則進行披露。預計該等交易將於分拆建議完成後繼續，因此將須繼續遵守(其中包括)上市規則第14A章之關連交易規定。

持續關連交易之詳情

(1) 香煙包裝交易

本公司之附屬公司許昌永昌從事印刷及製造紙品包裝材料的業務，現時為持有許昌永昌20.6%權益之許昌永昌主要股東許昌捲煙總廠印刷及向其銷售香煙包裝材

料，價格參照當時市價按公平基準磋商。據永發董事表示，就彼等所知，在捲煙業中，捲煙製造商一般指定少數印刷公司為其印刷各類香煙包裝，並與該等印刷公司保持策略性關係。有鑒於此，許昌捲煙總廠（許昌永昌之主要股東）於二零零五年至二零零七年一直是許昌永昌香煙包裝業務之單一客戶[註]。

註 包括於二零零五年併入許昌捲煙總廠之南陽捲煙廠。

預期於分拆建議後，許昌永昌可能繼續不時為許昌捲煙總廠印刷及向其銷售香煙包裝材料，收費基準相若。因此，許昌永昌已於二零零七年十一月七日就香煙包裝交易與許昌捲煙總廠訂立協議，該協議載有（其中包括）下列條款：

日期	：	二零零七年十一月七日
訂約方	：	(i) 許昌捲煙總廠
		(ii) 許昌永昌
期限	：	由二零零七年十一月七日至二零零九年十二月三十一日
交易性質	：	許昌捲煙總廠將會較向其他供應商優先向許昌永昌購買香煙紙品材料及煙盒包裝材料
定價	：	供應貨品之價格參照當時市價按公平基準磋商，並且不低於許昌捲煙總廠就類似產品向其他獨立供應商所支付之價格

現時預期截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度，香煙包裝交易所得之收入分別將不會超過人民幣200,000,000元（約208,333,000港元）、人民幣260,000,000元（約270,833,000港元）及人民幣338,000,000元（約352,083,000港元）。該等年度上限金額乃經計及下列各項後得出：

(i) 過往數額，包括二零零七年上半年的交易量，列載如下：

截至下列日期止年度	**概約金額**
截至二零零四年十二月三十一日止年度	22,198,000港元
截至二零零五年十二月三十一日止年度	113,491,000港元
截至二零零六年十二月三十一日止年度	122,694,000港元
截至二零零七年六月三十日止六個月	94,268,000港元

(ii) 對業務增長、一般行業增長及通貨膨脹之預測；及

(iii) 許昌永昌於二零零八年及二零零九年之產能預期增長以及其購買及安裝的新機器預期於二零零八年投產，從而使許昌永昌能夠應付許昌捲煙總廠之需求增長。

董事認為，香煙包裝交易已一直並將繼續按一般商業條款進行，且屬本集團日常業務，而香煙包裝交易在協議內所載之條款對本公司及其股東整體而言乃公平合理。

(2) 酒類包裝交易

本公司之附屬公司成都永發從事印刷及製造紙品包裝材料的業務，現時為持有成都永發20%權益之成都永發主要股東四川水井坊印刷並向其銷售酒類包裝材料，價格按公平基準磋商。據永發董事表示，就彼等所知，酒類製造商一般選擇指定少數印刷公司為其印刷各類酒類包裝，旨在防止假冒產品，確保供應穩定可靠，統一印刷品質和及時交貨。因此，成都永發的主要股東四川水井坊因此指定成都永發提供印刷服務。

預期於分拆建議後，成都永發可能繼續不時為四川水井坊印刷並向其銷售酒類包裝材料，收費基準相若。因此，成都永發已於二零零七年十一月七日與四川水井坊訂立協議，該協議載有(其中包括)下列條款：

日期	：	二零零七年十一月七日
訂約方	：	(i) 四川水井坊 (ii) 成都永發
期限	：	由二零零七年十一月七日至二零零九年十二月三十一日
交易性質	：	成都永發將會盡力向四川水井坊供應酒類包裝材料以應付其需求，而成都永發將作為四川水井坊產品包裝材料之指定印刷商
定價	：	供應貨品之價格乃參照當時市價及原材料價格按公平基準磋商

現時預期截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度，酒類包裝交易所得之收入分別將不會超過人民幣32,000,000元(約33,333,000港元)、人民幣38,000,000元(約39,583,000港元)及人民幣45,000,000元(約46,875,000港元)。該等年度上限金額乃經計及下列各項後得出：

(i) 過往數額，包括二零零七年上半年的交易量，列載如下：

截至下列日期止年度	**概約金額**
截至二零零五年十二月三十一日止年度	28,688,000港元
截至二零零六年十二月三十一日止年度	26,268,000港元
截至二零零七年六月三十日止六個月	13,767,000港元

(ii) 對業務增長、一般行業增長及通貨膨脹之預測；及

(iii) 成都永發於二零零八年及二零零九年之產能預期增長，及其購買及安裝的新機器預期於二零零八年投產。

董事認為，酒類包裝交易已一直及將繼續按一般商業條款進行，且屬本集團日常業務，而酒類包裝交易在協議內所載之條款對本公司及其股東整體而言乃公平合理。

(3) 廢紙採購交易

本公司之附屬公司河北永新從事造紙業務，現時向持有河北永新29%權益的河北永新主要股東新南紙業採購廢紙供生產箱板原紙產品，價格範圍與新南紙業給予其他客戶的範圍相若。由於河北永新需為其造紙業務採購廢紙材料，而新南紙業從事廢紙銷售並享有聲譽，河北永新對新南紙業所提供材料的品質及服務有信心，故河北永新選擇向其較熟悉的供應商新南紙業而非其他新供應商採購原材料。

除向其他供應商來源採購廢紙材料外，預期河北永新於分拆建議後可能繼續不時向新南紙業採購該等廢紙材料，收費基準相若。因此，河北永新已於二零零七年十一月七日與新南紙業訂立協議，該協議載有(其中包括)下列條款：

日期	：	二零零七年十一月七日
訂約方	：	(i) 新南紙業
		(ii) 河北永新
年期	：	由二零零七年十一月七日至二零零九年十二月三十一日
交易性質	：	新南紙業將按河北永新的需求向河北永新提供廢紙材料
定價	：	供應貨物之價格乃參照當時市價按公平基準磋商，而價格不高於新南紙業收取其他獨立客戶的價格

現時預期截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度，向新南紙業支付有關廢紙採購交易的金額，將分別不會超過人民幣190,000,000元(約197,917,000港元)、人民幣228,000,000元(約237,500,000港元)及人民幣410,400,00元(約427,500,000港元)。有關年度上限金額乃經計及下列各項後得出：

(i) 過往數額，包括二零零七年上半年的交易量，列載如下：

截至下列日期止年度	概約金額
截至二零零五年十二月三十一日止年度	131,028,000港元
截至二零零六年十二月三十一日止年度	94,514,000港元
截至二零零七年六月三十日止六個月	80,842,000港元

(ii) 對業務增長、一般行業增長及通貨膨脹之預測；

(iii) 廢紙材料價格的預期增長；及

(iv) 河北永新的新生產線預計將於二零零九年或前後完成，預計將於二零零九年使河北永新的產能增加一倍。

董事認為，廢紙採購交易已一直及將繼續按一般商業條款進行，且屬本集團日常業務；而廢紙採購交易在協議內所載之條款對於本公司及其股東整體而言乃公平合理。

上市規則規定

除作為本公司附屬公司之主要股東及訂立相關持續關連交易外，許昌捲煙總廠、四川水井坊及新南紙業各自與本集團均無其他關係。除上述所披露者外，許昌捲煙總廠、四川水井坊及新南紙業各自及彼等各自之最終實益擁有人均獨立於本公司及其關連人士(定義見上市規則)。

由於許昌捲煙總廠、四川水井坊及新南紙業各自為本公司之附屬公司的主要股東，根據上市規則第14A.11(1)條，彼等為本公司的關連人士。因此，根據上市規則，該等持續關連交易構成本公司之持續關連交易。由於香煙包裝交易及廢紙採購交易項下交易按年度基準的適用百分比率超過2.5%，根據上市規則，有關交易須遵守披露及股東批准規定。由於酒類包裝交易項下交易按年度基準的適用百分比率超過0.1%但低於2.5%，根據上市規則，有關交易須遵守披露規定但獲豁免遵守股東批准之規定。

本公司已獲得上實集團控制的若干公司(該等公司合共持有本公司約51.16%已發行股本)書面批准香煙包裝交易及廢紙採購交易項下交易及該等交易的年度上限。該等公司，即上海投資控股有限公司(持有468,066,000股股份)、SIIC Capital (B.V.I.) Ltd.(持有80,000,000股股份)及上海實業崇明開發建設有限公司(持有10,000股股份)均為上實集團的全資附屬公司。由於該等股東均未於香煙包裝交易及廢紙採購交易項下交易中擁有重大權益，倘召開本公司股東大會以批准香煙包裝交易及廢紙採購交易項下交易，彼等均毋須放棄投票。根據上市規則第14A.43條，本公司已申請豁免召開股東大會及准許獨立股東以書面方式批准香煙包裝交易及廢紙採購交易及該等交易的年度上限。

董事會已委任獨立董事委員會考慮並就(其中包括)持續關連交易的條款及有關年度上限向獨立股東提出建議，並委聘德國商業銀行就(其中包括)持續關連交易是

否公平合理及符合本公司及股東整體利益向獨立董事委員會及股東提供意見。

終止港口代理協議

茲提述本公司日期為二零零五年九月二十三日之通函，內容有關(其中包括)新南紙業於中國天津一港口為河北永新提供貨物管理服務，以便於本集團根據河北永新與新南紙業於二零零五年九月一日訂立之港口代理協議(「港口代理協議」)收取採購自新南紙業之產品。自二零零七年一月一日以來，由於貨物管理服務已由與本集團及新南紙業概無關連之第三方提供，且該名第三方就提供該項服務直接向河北永新收取費用，故河北永新未再委託新南紙業提供該項服務。由於本集團目前無意委託新南紙業提供貨物管理服務，河北永新與新南紙業於二零零七年十一月七日共同協定終止港口代理協議。

永發計劃

永發計劃構成上市規則第17章規限下的購股期權計劃。由於永發印務為本公司的附屬公司，根據上市規則，採納有關計劃須經股東批准，且將於股東特別大會上提呈一項決議案以批准永發計劃。永發計劃之主要條款概要刊載於本通函附錄一。

永發計劃的目的，乃向永發集團及永發印務的合營企業及聯營公司利益工作的參與者提供獲得永發印務股本權益的機會，從而將彼等的利益與永發集團及永發印務的合營企業及聯營公司的利益掛鈎，並藉此向彼等為永發集團及永發印務的合營企業及聯營公司的利益更努力工作給予激勵及／或為彼等對永發集團及永發印務的合營企業及聯營公司所付出的貢獻和支持給予獎勵，以及為永發董事會不時批准的其他目的而設。

永發計劃須待達成(其中包括)以下條件方可作實:

(a) 永發股東通過一項普通決議案批准採納永發計劃,並授權永發董事根據永發計劃授出認購永發股份的購股期權,及就行使根據永發計劃授出的任何購股期權而配發及發行永發股份;

(b) 包銷商於包銷協議項下的責任成為無條件(包括因全球協調人為其本身及代表包銷商豁免任何條件(如相關))及並無根據各自包銷協議或其他原因而被終止;

(c) 上市委員會批准(i)招股章程所述已發行及於全球發售中將予發行的永發股份(包括因行使超額配股權而將予發行的任何永發股份)及(ii) 因行使永發計劃項下之購股期權而將予發行的任何永發股份上市及買賣,無論批准上市及買賣是否受任何條件規限;及

(d) 股東於股東特別大會上批准永發計劃。

如該等條文規定永發計劃或任何相關事宜須經永發股東/永發獨立非執行董事批准,該計劃或事宜必須同時獲股東/獨立非執行董事批准。

董事認為,由於尚未能確定賴以計算根據永發計劃可予授出購股期權(假設購股期權在最後實際可行日期獲悉數授出)價值之若干變數(包括但不限於尚未釐定之行使價、行使期、任何禁售期以及任何表現目標),故不宜計算購股期權之價值。董事相信,根據若干猜測性假設而計算於最後實際可行日期之購股期權價值,對股東而言乃毫無意義,並可能會產生誤導。

股東特別大會

於二零零七年十一月二十六日下午三時正假座香港灣仔告士打道三十九號夏愨大廈二十六樓本公司會議室召開股東特別大會的通告刊載於本通函第68至69頁。無論 閣下能否出席股東特別大會,務請按照隨附之代表委任表格上印備之指示儘快將表格填妥,且無論如何須於股東特別大會或其任何續會指定舉行時間四十八小

時前交回本公司之註冊辦事處(地址為香港灣仔告士打道三十九號夏慤大廈二十六樓)。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會或其任何續會，並在會上投票。

推薦意見

董事(包括獨立非執行董事)認為分拆建議、持續關連交易及永發計劃各自的條款符合本公司及股東的整體利益，且就股東而言屬公平合理，故此推薦股東投票贊成批准分拆建議及永發計劃的普通決議案，有關內容載於本通函第68至69頁的股東特別大會通告。敬請 閣下垂注(a)本通函第31頁刊載的獨立董事委員會函件，刊載獨立董事委員會就分拆建議及持續關連交易致獨立股東的推薦意見，及(b)本通函第32至46頁所載的德國商業銀行函件，刊載其建議及彼等就分拆建議及持續關連交易給予的建議所考慮的主要因素及理由。董事同意德國商業銀行的推薦建議。

獨立董事委員會於考慮德國商業銀行的建議後，認為分拆建議及持續關連交易各自的條款乃公平合理並符合本公司及股東的整體利益。故此，獨立董事委員會建議股東投票贊成將於股東特別大會上提呈的普通決議案，以酌情批准分拆建議及項下擬進行的交易。

一般事項

本集團主要從事房地產投資、基建設施、醫藥及消費品業務。

全球協調人已獲委聘為有關分拆建議的保薦人及全球協調人。

許昌捲煙總廠主要從事製造及銷售香煙產品業務。四川水井坊主要從事生產及銷售酒類產品業務。新南紙業主要從事廢紙貿易業務。

其他資料

本通函乃供派發予各股東，惟其並不構成提呈或發售任何證券之要約或邀請或視為提呈任何該等要約或邀請。本通函或當中所載任何資料不應構成任何合約或承諾的根據。

就全球發售而言，可根據證券及期貨條例項下的證券及期貨（穩定價格）規則對永發股份進行穩定價格的行動。任何擬進行穩定價格的行動及其監管情況將會刊載於招股章程內。

另請　閣下垂注本通函附錄所載的其他資料。

此致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零七年十一月九日

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
（於香港註冊成立之有限公司）
（股份代號：363）

敬啟者：

有關建議分拆永發印務有限公司
在香港聯合交易所有限公司主板獨立上市之
可能須予披露交易及於主要附屬公司之權益重大攤薄
及
持續關連交易

吾等已獲委任為獨立董事委員會成員，就分拆建議及持續關連交易向 閣下提供意見。分拆建議及持續關連交易詳情載於日期為二零零七年十一月九日之通函（「本通函」）內之「董事會函件」，本函件構成本通函之一部分。除文義另有規定外，本函件所用詞彙與本通函所界定者具有相同涵義。

敬請 閣下垂注載於本通函第32至46頁之「德國商業銀行函件」，內容有關其就分拆建議及持續關連交易向吾等提供之意見。經考慮德國商業銀行提供之意見以及其就給予之意見已考慮之主要因素及理由，吾等認為，分拆建議及持續關連交易之條款就股東而言屬公平合理，且分拆建議及持續關連交易符合本公司及股東之整體利益。因此，吾等建議股東投票贊成載於本通函第68至69頁召開股東特別大會之通告內，將提呈該大會以批准分拆建議之有關普通決議案。

此致

列位股東 台照

代表
獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
羅嘉瑞先生	**吳家瑋先生**	**梁伯韜先生**

謹啟

二零零七年十一月九日

敬啟者：

有關建議分拆永發印務有限公司
在香港聯合交易所有限公司主板獨立上市之
可能須予披露交易及於主要附屬公司之權益重大攤薄
及持續關連交易

緒言

茲提述吾等獲委任為獨立財務顧問，就分拆建議及持續關連交易向獨立董事委員會及股東提供建議，分拆建議（包括全球發售之建議架構）及持續關連交易之詳情載於日期為二零零七年十一月九日致股東之通函（「通函」）內所載「董事會函件」內，而本函件為通函其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

永發印務為一家於一九二零年在香港註冊成立之公眾公司； 貴公司透過其全資附屬公司S.I. Printing間接擁有其已發行普通股股本約93.44%。根據上市規則第13.36條，永發印務為 貴公司之主要附屬公司。永發集團在中國及香港從事包裝材料印刷、箱板原紙生產及紙品貿易業務。誠如通函所披露，分拆建議及全球發售將會令永發股份在聯交所主板獨立上市及 貴公司於永發印務之經擴大已發行股本之間接權益預期減少至約65.41%（假設超額配股權並無獲行使）。倘進行分拆建議， 貴公司於永發印務之權益將會攤薄5%或以上但低於25%（依據上市規則第14.07條之收入測試而釐定），故此分拆建議將構成上市規則第14章項下之須予披露交易。因此，分拆建議將須根據上市規則第15項應用指引第3(e)(1)(ii)段獲股東通過，概無股東須在股東特別大會上就分拆建議放棄投票。

持續關連交易乃永發集團之成員公司與永發印務之中國附屬公司之主要股東於過往訂立，並將於分拆建議完成後繼續。持續關連交易包括香煙包裝交易、酒類包裝交易及廢紙採購交易，該等交易已於先前由 貴公司按照上市規則予以披露。由

於酒類包裝交易之適用百分比率按年計算超過0.1%但低於2.5%，因此，根據上市規則，酒類包裝交易須遵守披露規定惟獲豁免股東批准之規定。香煙包裝交易及廢紙採購交易(「兩項持續關連交易」)之適用百分比率分別按年計算超逾2.5%，因此，根據上市規則，兩項持續關連交易須遵守披露及股東批准之規定。 貴公司已獲得上實集團控制之公司(合共持有 貴公司已發行股本約51.16%)書面批准兩項持續關連交易及其年度上限。概無股東於兩項持續關連交易項下之交易擁有重大權益，因此，倘 貴公司召開股東大會批准兩項持續關連交易項下之交易，彼等無須放棄投票。根據上市規則第14A.43條，截至最後實際可行日期， 貴公司已申請豁免 貴公司舉行股東大會之規定及准許獨立股東以書面形式批准兩項持續關連交易及其年度上限。

董事會目前有11名董事，包括執行董事蔡來興先生、蔡育天先生、瞿定先生、呂明方先生、丁忠德先生、錢世政先生、姚方先生及唐鈞先生；及獨立非執行董事羅嘉瑞先生、吳家瑋先生及梁伯韜先生。根據上市規則第13.39(6)條，由羅嘉瑞先生、吳家瑋先生及梁伯韜先生組成之獨立董事委員會經已成立，以就分拆建議及持續關連交易之條款是否公平合理及分拆建議及持續關連交易是否符合 貴公司及股東之整體利益向股東提供推薦意見，及就股東於股東特別大會上就有關分拆建議之決議案如何投票向股東提供建議。吾等德國商業銀行香港分行已獲委任為獨立財務顧問，就分拆建議及持續關連交易之條款是否公平合理及符合 貴公司及股東之整體利益向獨立董事委員會及股東提供建議。

在達成吾等之推薦意見時，吾等依賴 貴公司向吾等提供之資料及事實。吾等假設 貴公司向吾等提供之資料及事實在所有重大方面乃真確、完整及準確並依賴該等資料及事實。此外，吾等依賴董事作出之陳述乃經作出一切合理查詢後，就彼等所知、所悉及所信，並無遺漏其他事實或陳述，使通函所載任何內容有誤導成分。此外，吾等已審閱(其中包括)永發印務及 貴公司之有關財務資料，包括 貴公司已刊發之年報。吾等亦假設通函內所作出或提述由 貴公司向吾等提供之所有資料、聲明及陳述於作出時在所有重大方面乃真確、完整及準確及於通函寄發日期仍為真確、完整及準確。

吾等認為，吾等(i)自 貴公司取得所有必要資料時已採取上市規則第13.80條所規定之合理步驟及(ii)已審閱足夠資料足以令吾等就分拆建議及持續關連交易達致知情意見，作為吾等之推薦意見的合理依據。吾等並無理由懷疑任何重大事實有遺漏或隱瞞，而吾等亦不知悉任何事實或情況致令向吾等作出之資料或陳述失實、不確或產生誤導。然而，吾等並無獨立核實 貴公司提供之資料，亦無對 貴公司或其任何聯繫人之業務及事務進行任何獨立深入調查。

所考慮之主要因素及理由

在就分拆建議達成吾等之意見時，吾等已考慮下列主要因素：

1. 分拆建議之理由及背景

貴公司於一九九六年一月註冊成立及於同年五月在聯交所主板上市。 貴公司主要股東為上實集團，目前持有 貴公司已發行股本約51.16%且以資產計為上海市政府在海外規模最大的綜合性企業集團。 貴公司為上實集團於香港最大的投資旗艦公司。目前， 貴集團業務活動包括房地產投資、基建設施(包括水務及收費公路)、醫藥(包括中藥及保健食品、生物醫藥、化學藥品及醫療器械)及消費品(包括製造及銷售香煙、製造及銷售乳製品、印刷包裝材料、生產箱板原紙及紙品貿易)。

永發集團為中國及香港包裝印刷及箱板原紙生產行業之服務供應商及物料供應商。永發集團之業務集中於(i)在香港及中國多個省份經營主要為香煙、酒類、藥物、化妝品及多類其他消費品之包裝材料優質印刷；及(ii)在中國河北省生產箱板原紙，供其客戶製造瓦楞紙箱及其他包裝箱。此外，永發集團經營紙品貿易，包括出售紙品及廢紙。永發集團之印刷業務以香港為總部，在香港及中國廣東省、河南省、浙江省及四川省多個主要省份有7個生產基地。 貴集團所有印刷、箱板原紙生產及紙品貿易業務均透過永發集團進行。

誠如通函「董事會函件」一節所披露，分拆建議將透過全球發售進行，全球發售包括公開發售及配售(包括優先發售)。經與 貴公司管理層討論，根據全球發售擬發行之新永發股份總數為150,000,000股永發股份(假設超額配股權並無獲行使)。根

據全球發售之建議架構，預計緊隨分拆建議完成後， 貴公司將於永發印務經擴大已發行股本中擁有約65.41%權益（假設超額配股權並無獲行使）。

於分拆建議後，永發印務將成為獨立上市集團（惟仍為集團餘下企業之附屬公司）及其包裝材料印刷、箱板原紙生產及紙品貿易業務將從集團餘下企業從事之業務範疇完全劃分出來；使 貴公司及永發印務的業務及財務狀況更明確清晰。因此，集團餘下企業可集中發掘其他核心業務之潛力；同時永發集團得以建立本身的知名度及為投資者提供投資於永發印務之契機，從而分享這家從事包裝材料印刷、箱板原紙生產及紙品貿易行業主要市場參與者的價值。因此，吾等認為分拆建議將可讓 貴公司專注於及進一步發展其餘下業務，而永發集團亦可藉其增長潛力，吸引在包裝材料印刷、箱板原紙生產及紙品貿易業尋求投資機會之新投資者。

作為一家獨立企業，永發印務可直接自市場籌集本身股本／債務資金。此舉為永發集團提供額外融資的靈活性及更多元化的集資來源，為其現有業務、資本開支提供資金及透過持續擴展及收購支持包裝材料印刷、箱板原紙生產及紙品貿易業務之增長。此外，誠如通函「董事會函件」一節內所披露，現建議永發印務採納永發計劃，向為永發集團及永發印務合營企業及聯營公司（統稱「永發印務集團」）利益效力之參與者提供獲得永發印務股本權益之機會，從而將彼等之利益與永發集團之利益掛鈎。永發計劃令永發印務能夠吸引及挽留優秀人才，推動永發印務業務之發展。儘管 貴公司本身亦有目的相若之股份獎勵計劃，永發印務集團之董事、高級行政人員及僱員之表現未必可即時反映於股份價格中。永發計劃將為永發印務集團董事、高級行政人員及僱員提供更佳激勵以發展公司業務，透過獨立參照永發印務之股價表現使其業務表現更具透明度，並透過永發計劃將管理層之部分酬金與永發印務之股份表現掛鈎。

根據上文所述，吾等認為，分拆建議將會(i)提高永發印務在其客戶、供應商及其他業務夥伴中之地位；(ii)令永發印務能夠直接、獨立進入股本及債務資本市場；(iii)透過一項與公司業務表現直接掛鈎之股份獎勵計劃（如購股期權計劃），向永發印務集團管理層及員工提供激勵；(iv)令管理層肩負公司營運及財務表現之責任及問責更直接明確，從而優化決策過程、對市場轉變更快作出回應及提高營運效率；及(v)令有意分析及貸款予包裝材料印刷及箱板原紙生產業服務供應商及物料供應商之

信貸評級機構及財務機構對永發印務之信用狀況更清晰瞭解。此外，誠如下文「分拆建議對 貴集團之影響」分節之進一步分析，預期分拆建議可提高 貴集團有形資產淨值、資產淨值及改善資本負債水平。

誠如通函「董事會函件」一節內「所得款項擬定用途」分節所示，全球發售所得款項淨額將用作(其中包括)(i)支付印刷業務新生產設施的資本開支；(ii)支付收購其他印刷公司股本權益的資金；(iii)支付河北永新第六條箱板原紙生產線的資本開支及在京津冀地區建立採購廢紙的新渠道；及(iv)償還銀行借款。因此，分拆建議將為永發印務提供額外集資來源，為其擴展計劃提供資金及減少銀行借款，從而將會減少永發印務向 貴公司未來融資需要之依賴。

2. 分拆建議對 貴集團之影響

誠如通函「董事會函件」一節所述，全球發售之具體規模尚未落實。根據全球發售之現有架構及永發印務之預期市值，預期 貴集團將會因分拆建議確認一次性收益。

(i) 對資產淨值之影響

誠如通函內「董事會函件」一節「分拆建議之影響」分節所述， 貴集團將就視作出售永發印務權益獲得一項收益。鑒於無論超額配股權獲行使與否，視作出售之收益均會於完成分拆建議後令 貴集團之資產淨值提高，吾等認為 貴公司及最終股東將會因分拆建議使 貴集團資產淨值增加而獲益。

(ii) 對盈利之影響

全球發售及分拆建議對 貴集團未來盈利之影響將取決於(其中包括)自全球發售籌得之所得款項產生之收益以及 貴集團及永發集團業務營運之未來發展。

誠如通函內「董事會函件」一節「分拆建議之影響」分節所述， 貴集團將於分拆建議完成後確認一次性收益，從而將對 貴公司於截至二零零七年十二月三十一日止年度之盈利產生正面影響(假設全球發售於二零零七年十二月三十一日或之前完成)。根據永發印務截至二零零七年六月三十日之未經審核綜合資產淨值(扣除少數股東權益後)、永發印務之估計市值、永發印務宣派之上市前股息200,000,000港元

以及估計上市開支，該項收益金額估計介乎約234,000,000港元至338,000,000港元(倘超額配股權並無獲行使)或介乎約260,000,000港元至374,000,000港元(倘超額配股權獲悉數行使)。該項收益為永發印務於全球發售完成前及緊隨全球發售完成後資產淨值估計金額的差額。然而，上述收益將主要取決於全球發售完成後永發印務之最終發售價、實際產生的上市開支及實際綜合資產淨值。

於分拆建議後， 貴集團將持有永發印務經擴大已發行股本約65.41%(假設超額配股權並無獲行使)。儘管永發印務將仍為 貴公司之附屬公司及其財務業績將合併入 貴公司財務業績內， 貴公司綜合財務業績分佔永發印務盈利之百分比將由約93.44%減少至約65.41%(假設超額配股權並無獲行使)。然而，有關減幅並未計入分拆建議及全球發售可能為 貴集團及永發集團帶來之任何新商機及裨益(如上所述)，尤其是獲得全球發售所得款項及永發集團獨立上市所產生之商機及裨益。計及分拆建議及全球發售後業務架構(如上所述)、資產淨值及資本負債水平(如下所述)有所改善，經權衡利害，吾等認為上文所示股東應佔溢利減少對股東而言乃可接受。

(iii) 對 貴集團營運資金之影響

誠如通函「董事會函件」一節「所得款項擬定用途」分節所披露，自全球發售籌得之所得款項淨額估計不少於708,500,000港元(假設超額配股權並無獲行使)。鑑於全球發售將籌得新資金及永發印務於全球發售後仍為 貴公司之附屬公司，吾等認為， 貴集團之營運資金狀況將因分拆建議及全球發售有所改善，乃符合 貴公司及股東之整體利益。

(iv) 對 貴集團資本負債水平之影響

根據 貴公司於二零零六年十二月三十一日之經審核綜合資產負債表， 貴集團股東權益為約175.1億港元及計息貸款約21.8億港元。於二零零六年十二月三十一日之總權益(即股東權益資金與少數股東權益之和)為約197.3億港元。於二零零六年十二月三十一日， 貴集團之資本負債比率(按計息貸款佔 貴集團總權益及計息貸款之和之百分比計算)為約10.0%。根據 貴集團於二零零六年十二月三十一日之財務狀況並計及自全球發售籌得之最少估計所得款項淨額約708,500,000港元，根據吾等與 貴公司討論，其中約100,000,000港元將用作償還永發集團之銀行貸款， 貴

集團於全球發售後將保持現金淨額狀況。 吾等認為，全球發售後 貴集團資本負債水平有所改善，符合 貴公司及股東之整體利益。

(v) 分拆建議後集團餘下企業之業務

於分拆建議後，集團餘下企業將繼續從事房地產投資、基建設施、醫藥及消費品業務(印刷包裝材料、生產箱板原紙及紙品貿易業務除外)。永發集團所經營業務為 貴集團所從事眾多業務中可明確劃分之範疇。分拆建議預期不會引致對 貴集團其餘業務有任何重疊或造成競爭。

誠如通函內「董事會函件」一節「與集團餘下企業之關係」分節所述，永發印務由六位永發執行董事管理，其中只有兩位於 貴公司擔任董事或高級管理人員，即一位為執行董事及另一位為 貴公司副行政總裁。然而，該兩位永發董事並無積極參與永發集團日常管理及營運。永發集團的日常管理及營運由其餘四位於 貴公司或上實集團並無擔任任何董事或管理職位的永發董事擔任及監督。因此，永發集團業務營運由一支獨立管理團隊獨立經營，其職能部門與 貴集團分開，包括會計、行政及人事以及公司秘書部門。預期永發集團所有必要的行政管理及日常營運將於分拆建議後繼續由永發集團獨立運作。吾等認為，集團餘下企業與永發集團之間獨立營運符合 貴公司及股東之整體利益。

3. 全球發售

根據分拆建議，根據全球發售發行之新永發股份將相當於永發印務經擴大已發行股本約30%及按全球發售預期所得款項總額不少於約756,000,000港元，永發印務之市值將不少於約25.2億港元。基於截至二零零六年十二月三十一日止年度 貴集團應佔永發印務溢利為約148,500,000港元，按發售價計算永發印務之市盈率(「市盈率」)不低於17.0倍。

吾等已與董事、永發董事、分拆建議之保薦人及全球發售之全球協調人討論，建議發售價按下列因素釐定：

(i) 永發印務的過往財務表現；

(ii) 永發印務的增長潛力；

(iii) 香港證券市場之表現及市場對全球發售之普遍反應(參照市場最近期之首次公開發售之發售統計數據、認購結果及上市後股價表現);及

(iv) 以下所述市場上可資比較公司現時價格之市盈率。

吾等現列出數家部分經營業務與永發集團業務相若的香港聯交所主板上市公司以作比較:

公司名稱	**股份代號**	**平均價格** *(港元)* *(附註1)*	**過往每股盈利** *(港元)* *(附註2及4)*	**市盈率** *(附註3)*
玖龍紙業(控股)有限公司	2689	22.75	0.49	46.4
理文造紙有限公司	2314	32.17	0.99	32.5
合豐集團控股有限公司	2320	2.91	0.17	17.1
森信紙業集團有限公司	731	1.75	0.12	14.6
澳科控股有限公司	2300	11.10	0.35	31.7
僑威集團有限公司	1201	2.73	0.23	11.9
鴻興印刷集團有限公司	450	4.13	0.46	9.0
			最高	46.4
			最低	9.0
			中位數	17.1
			平均	23.3
永發印務				17.0

附註:

1. 指直至及包括最後實際可行日期止最近60個交易日之有關股份之平均價格

2. 根據每間可資比較公司最近期刊發之經審核財務報表計算

3. 市盈率指平均價格除以過往每股盈利

4. 按全面攤薄基準,假設尚未行使之購股期權及可換股工具獲悉數行使

根據吾等上述分析，吾等留意到按可資比較公司(「可資比較公司」)刊發等各自年底之最近期刊發之經審核財務業績計算之市盈率介乎約9.0至46.4倍，平均約23.3倍及中位數為17.1倍。經考慮永發印務不低於約17.0倍(在可資比較公司市盈率範圍之內)之預期市盈率，吾等認為，倘永發股份按指示範圍之市盈率提呈發售，將對　貴公司及股東整體有所裨益。

4. 不競爭承諾

由於分拆建議旨在令集團餘下企業與永發印務集團之業務有清晰劃分，　貴公司將確認(i)　貴公司及其可以於股東大會上直接或間接行使或控制行使50%以上投票權或控制董事會大多數之任何公司(「其餘公司」)(永發集團成員公司除外)將不會進行可能與招股章程內所述之永發集團業務構成存在或可能存在競爭之任何業務；(ii)　貴公司將盡力避免及促使其餘公司於未來避免發展與招股章程內所述永發集團業務構成實際或潛在競爭之任何業務；(iii)倘　貴公司業務及／或其餘公司之業務與招股章程所述之永發集團業務存在或可能存在競爭，其將首先保障永發集團之權益並盡一切努力消除或避免該等競爭；(iv)其將於永發印務年報內就遵守上文第(i)至(iii)節所載不競爭確認作出年度聲明；及(v)其將提供一切必要資料以供永發印務之獨立非執行董事就遵守上文第(i)至(iii)節所載不競爭確認及該等確認之執行情況進行年度審閱。

誠如通函「董事會函件」一節「集團餘下企業與永發集團之業務」分節內所披露，永發集團於截至二零零六年十二月三十一日止年度之營業額約為14億港元，佔　貴集團於同年之總營業額約20.4%。永發集團於截至二零零六年十二月三十一日止年度之純利約為149,000,000港元，佔　貴集團於同年之股東應佔溢利約11.8%。鑑於集團餘下企業之營業額水平及其業務應佔淨利潤數額，吾等認為，集團餘下企業除包裝材料印刷、箱板原紙生產及紙品貿易以外，擁有大量具多元化收入之可行業務。為此，經計及(i)永發印務仍將為　貴集團之附屬公司及永發印務之財務業績將於全球發售完成後繼續併入　貴集團賬目內；(ii)集團餘下企業及永發印務集團各專注於不同及獨立的業務、市場及業務計劃；及(iii)　貴公司作出「不競爭」確認旨在確保　貴公司及永發印務少數股東之權益受到保障，吾等認為，集團餘下企業業務

與永發集團業務之間並無實際或潛在競爭及 貴公司之「不競爭」確認不會對集團餘下企業造成不利影響。

5. 優先發售

根據上市規則第15項應用指引第3(f)段，在提呈發售永發印務現有新股份時，股東應以實物分派或優先申請認購方式獲提呈保證配額。就此而言， 貴公司建議，倘落實分拆建議，10,712,610股預留股份(佔根據全球發售初步提呈之永發股份約7.1%)將可供合資格股東按優先發售以發售價認購。預留股份將在根據配售提呈的永發股份中作出分配。

為評估優先發售之合理性，現列出以下香港近期分拆活動(「分拆可資比較公司」)，以作比較：

上市日期	**公司名稱**	**股份代號**	**保證配額佔配發股份總數之百分比**
二零零四年三月十一日	Tom在線有限公司	8282	3.9%
二零零四年六月十五日	大新銀行集團有限公司	2356	15.0%
二零零五年一月二十六日	王朝酒業集團有限公司	828	12.0%
二零零五年十月十八日	萬華媒體集團有限公司	426	7.0%
二零零六年五月二十二日	天津港發展控股有限公司	3382	10.6%
二零零七年四月三日	中信1616集團有限公司	1883	6.9%
二零零七年七月十二日	新世界百貨中國有限公司	825	4.99%
二零零七年十月十七日	大昌行集團有限公司	1828	5.7%
	永發印務		***7.1%***

根據分拆可資比較公司提呈予該等公司股東之保證配額佔彼等各自已發行股份總數之百分比介乎3.9%至15.0%。假設超額配股權並無獲行使，全球發售項下約7.1%股份將可供合資格股東以發售價於優先發售項下認購。基於永發印務之有關百分比與其他分拆可資比較公司相若，吾等認為優先發售之規模乃屬合理。

6. 發售之條件

分拆建議先決條件詳情於通函「董事會函件」一節內詳述。然而，全球發售及分拆建議須(其中包括)獲股東在股東特別大會上通過普通決議案批准分拆建議。由於全體股東就分拆建議之利益彼此一致，全體股東(包括控股股東)均有權就分拆建議投票。根據上市規則第15項應用指引第3(e)段，於任何情況下倘控股股東投票贊成分拆建議之提案但大量少數股東卻反對，預期聯交所將向吾等索取有關在股東特別大會上所作討論之報告。

除股東批准分拆建議外，全球發售及分拆建議亦(其中包括)須獲上市委員會批准永發股份上市及包銷商之責任已成為無條件以及包銷協議並無終止。因此，倘上述及其他適用條件未達成或獲豁免，分拆建議及全球發售可能不獲進行。

7. 持續關連交易

持續關連交易包括香煙包裝交易、酒類包裝交易及廢紙採購交易，該等交易已由　貴公司於先前按照上市規則予以披露。由於酒類包裝交易按年度基準的適用百分比率超過0.1%但低於2.5%，酒類包裝交易根據上市規則須遵守披露規定惟獲豁免股東批准之規定。兩項持續關連交易須遵守上市規則之披露及股東批准之規定。由於概無股東於兩項持續關連交易項下之交易擁有重大權益，因此，倘　貴公司召開股東大會以批准兩項持續關連交易項下之交易，概無股東須放棄投票。截至最後實際可行日期，　貴公司已申請豁免　貴公司舉行股東大會之規定及准許獨立股東以書面形式批准兩項持續關連交易及其年度上限。

吾等載列各項持續關連交易之概要，其進一步詳情載於通函之「董事會函件」一節內：

(i) 香煙包裝交易

許昌永昌乃　貴公司之附屬公司，現時為於許昌永昌持有20.6%權益之主要股東許昌捲煙總廠印刷及向其銷售香煙包裝材料。於分拆建議完成後，許昌永昌將會繼

續銷售香煙紙類材料及煙盒包裝材料及許昌捲煙總廠將會繼續優先於向其他供應商而向許昌永昌採購。

許昌捲煙總廠自一九九九年以來一直為許昌永昌之長期客戶，而有關各方經公平磋商訂立有關協議。香煙包裝材料價格亦將參照現行市價按公平基準磋商，並且不低於許昌捲煙總廠就類似產品向其他獨立供應商支付之價格。永發董事確認，截至二零零七年六月三十日提供之香煙包裝材料乃按一般商業條款進行及收取許昌捲煙總廠之價格不遜於向其他獨立第三方收取之價格。吾等已自永發印務取得二零零七年度許昌永昌及一名獨立第三方向許昌捲煙總廠開立之發票樣本，並留意到許昌永昌向許昌捲煙總廠收取之產品售價之優惠並不遜於該獨立第三方之售價。

截至二零零九年十二月三十一日止三個年度，香煙包裝交易之年度交易上限分別為人民幣200,000,000元（約208,300,000港元）、人民幣260,000,000元（約270,800,000港元）及人民幣338,000,000元（約352,100,000港元）。該等上限乃計及下列因素而釐定：(i)截至二零零六年十二月三十一日止三個年度及截至二零零七年六月三十日止六個月之過往銷售額；(ii)對業務增長、一般行業增長及通貨膨脹之預測；及(iii)許昌永昌於二零零八年及二零零九年之產能預期之增長，以應付許昌捲煙總廠日增之需求。吾等留意到售予許昌捲煙總廠之過往銷售金額於二零零五年錄得增長率約4.1倍及二零零六年增長率為8.1%。截至二零零七年十二月三十一日止年度之建議上限金額以截至二零零七年六月三十日止六個月之過往金額94,270,000港元及截至二零零七年十二月三十一日止餘下六個月來自許昌捲煙總廠訂單的預期銷售額為依據。吾等留意到截至二零零七年六月三十日止六個月售予許昌捲煙總廠的銷售額為截至二零零七年十二月三十一日止年度上限約45.3%。

截至二零零九年十二月三十一日止兩個年度各年，吾等留意到各年度上限金額之預期年增加額分別為人民幣60,000,000元及人民幣78,000,000元，相當於截至二零零九年十二月三十一日止兩年度各年之年增長率30%。吾等留意到，截至二零零九年十二月三十一日止兩個年度之有關年增長率乃參照包裝業預期增長率及中國經濟整體增長率而釐定。吾等留意到中國有關包裝印刷業網站(www.packchina.com)最近數月刊登的評論(「評論」)，提及中國包裝印刷業於最近幾年錄得約10%至12%的雙位數增長率。中國包裝印刷的從業者亦預期此趨勢將持續且市場將於未來數年隨着中國經濟整體增長約10%。此外，吾等獲董事告知，許昌永昌管理層告知彼等，於二零零八年上半年將會安裝額外生產設備及增加人手以應付售予許昌捲煙總廠的銷

售額增長。吾等認為，董事計及應付售予許昌捲煙總廠的預期銷售額的產能以便合理釐定上限金額乃公平合理。基於以上所述，吾等認為，釐定截至二零零九年十二月三十一日止兩個年度之上限金額的年增長額乃公平合理。

(ii) 酒類包裝交易

成都永發乃　貴公司之附屬公司，現時為持有成都永發20%權益之主要股東四川水井坊印刷並向其銷售酒類包裝材料，該等銷售將會於分拆建議完成後繼續。成都永發將盡其最大努力供應酒類包裝材料予四川水井坊以滿足其需要，而成都永發將會成為四川水井坊產品包裝材料的指定印刷商。

根據吾等與　貴公司的討論，有關各方經公平磋商訂立有關協議，而四川水井坊一直為向成都永發採購酒類包裝材料的長期主要客戶。此外，酒類包裝材料價格將參照現行市價。永發董事確認，截至二零零七年六月三十日提供酒類包裝材料乃按一般商業條款進行。吾等自永發印務取得成都永發於二零零七年向一名獨立第三方及向四川水井坊開立的發票樣本並留意到收取四川水井坊的產品售價乃不遜於成都永發向該獨立第三方收取的價格。

截至二零零九年十二月三十一日止三個年度，酒類包裝交易的年度交易上限分別為人民幣32,000,000元(約33,300,000港元)、人民幣38,000,000元(約39,600,000港元)及人民幣45,000,000元(約46,900,000港元)。該等上限乃計及下列因素而釐定：(i)截至二零零六年十二月三十一日止兩個年度及截至二零零七年六月三十日止六個月的過往銷售額；(ii)對業務增長、一般行業增長及通貨膨脹之預測；及(iii)成都永發於二零零八年及二零零九年之產能預期之增長。吾等留意到四川水井坊之過往銷售金額由二零零五年的28,700,000港元輕微下跌至二零零六年的26,300,000港元。該下跌顯示四川水井坊所下之訂單有輕微波動，但永發董事考慮到中國經濟整體增長，預期在未來數年，銷售訂單會呈上升趨勢。截至二零零七年十二月三十一日止年度之建議上限金額乃以截至二零零七年六月三十日止六個月的過往銷售金額13,800,000港元及截至二零零七年十二月三十一日止餘下六個月來自四川水井坊的預期銷售訂單為依據。吾等留意到截至二零零七年六月三十日止六個月售予四川水井坊的銷售金額佔截至二零零七年十二月三十一日止年度上限約41.4%。經考慮以上所述，吾等認為截至二零零七年十二月三十一日止年度的上限乃公平合理。

截至二零零九年十二月三十一日止兩個年度各年，吾等留意到各年度上限金額之預期年增加額分別為人民幣6,000,000元及人民幣7,000,000元，相當於截至二零零九年十二月三十一日止兩年度各年年增長率分別為18.75%及18.42%。吾等留意

到，該等年增長額乃參照評論所提及之包裝業預期增長率及中國經濟整體增長率而釐定。基於以上所述，吾等認為，釐定截至二零零九年十二月三十一日止兩個年度之上限金額的年增長額乃公平合理。

(iii) 廢紙採購交易

河北永新乃　貴公司的附屬公司，目前向持有河北永新29%權益的主要股東新南紙業採購廢紙，供其生產箱板原紙產品，價格與新南紙業給予其他客戶的價格範圍相若。新南紙業將於分拆建議完成後繼續向河北永新供應廢紙物料。

新南紙業自其於二零零三年十一月註冊成立以來一直為河北永新的長期供應商；河北永新向新南紙業採購廢紙乃經有關各方公平磋商後訂立。吾等留意到，廢紙價格將參照當時市價及不高於新南紙業提供予其他獨立顧客的收費。永發董事確認，截至二零零七年六月三十日廢紙材料採購條款乃按一般商業條款進行，而收費不高於新南紙業提供予其其他獨立顧客的收費。吾等已於一個相關廢料網站觀察中國國內廢紙於二零零七年最近數月之現行市價，並留意到新南紙業收取之價格低於該網站所顯示之廢紙現行市價。

截至二零零九年十二月三十一日止三個年度，廢紙採購交易的年度交易上限分別為人民幣190,000,000元（約197,900,000港元）、人民幣228,000,000元（約237,500,000港元）及人民幣410,400,000元（約427,500,000港元）。該等上限乃經計及以下因素而釐定：(i)對業務增長、一般行業增長及通貨膨脹之預測；(ii)完成河北永新新生產線；及(iii)廢紙材料價格預期增長（僅就廢紙採購交易而言）。吾等留意到，由於新南紙業並非河北永新廢紙的唯一供應商，而河北永新向其他供應商採購之廢紙於二零零六年有所增加，新南紙業的歷史採購由二零零五年的131,000,000港元減少至二零零六年的94,500,000港元。截至二零零七年十二月三十一日止年度，廢紙採購交易的建議上限金額乃以截至二零零七年六月三十日止六個月的過往銷售金額80,800,000港元及截至二零零七年十二月三十一日止餘下六個月預期向新南紙業開立的訂單為依據。吾等留意到，截至二零零七年六月三十日止六個月，新南紙業的採購金額佔截至二零零七年十二月三十一日止年度上限約40.8%。經考慮以上所述，吾等認為截至二零零七年十二月三十一日止年度之廢紙採購交易上限乃合理。

截至二零零九年十二月三十一日止兩個年度各年，吾等留意到廢紙採購交易上限金額之年增加額分別預期為人民幣38,000,000元及人民幣182,400,000元。截至二零零九年十二月三十一日止兩個年度，該等交易上限金額年增長率分別為20%及

80%。吾等留意到，截至二零零八年十二月三十一日止兩個年度之有關年增長額乃參照評論所提及之包裝業預期增長率約10%釐定。基於此，連同中國整體經濟的持續增長，永發董事認為應包括一個緩沖比率10%以應付河北永新箱板原紙產品預期銷售帶來的額外採購。此外，吾等獲永發董事告知二零零九年的80%顯著增幅乃計及河北永新的一條新生產線將於二零零九年上半年完成及該生產線將會使河北永新的生產能力增加一倍。因此，採購廢紙預期於二零零九年大幅增長。吾等已與永發董事討論，及瞭解到河北永新就新生產線的生產設備及人力已作出詳細預算。吾等亦已審閱生產計劃，並留意到新生產線將於二零零九年第一季起投產，屆時箱板原紙生產量將為二零零八年的雙倍。基於以上所述，吾等認為，釐定截至二零零九年十二月三十一日止兩個年度的廢紙採購交易上限金額的年增加額乃公平合理。

推薦意見

根據以上之主要因素及理由，吾等認為，分拆建議及持續關連交易之條款對股東而言乃公平合理並且符合　貴公司及股東之整體利益，以及持續關連交易乃按正常商業條款及於　貴集團之日常業務過程中訂立。因此，吾等建議獨立董事委員會，向股東建議投票贊成將於股東特別大會提呈之決議案以批准分拆建議。

此致

上海實業控股有限公司
獨立董事委員會及列位股東　台照

代表
德國商業銀行香港分行

陳嘉忠
亞太區企業融資部主管

余志超
亞太區企業融資部

謹啟

二零零七年十一月九日

永發計劃概要

以下為將於股東特別大會上採納之永發計劃之主要條款概要。此概要不構成亦不擬構成永發計劃規則之一部份，且此概要不應視為可影響對永發計劃規則之解釋。永發董事保留權利於股東特別大會前任何時間對永發計劃作出彼等認為必要或適當之修訂，惟該等修訂不得與本附錄所載概要在任何重大方面有牴觸：

1. 目的

永發計劃的目的，乃為永發集團及永發印務的合營企業及聯營公司利益工作的參與者，向其提供獲得永發印務股本權益的機會，從而將彼等的利益與永發集團及永發印務的合營企業及聯營公司的利益掛鈎，並藉此向彼等為永發集團及永發印務的合營企業及聯營公司的利益更努力工作給予激勵及／或為彼等對永發集團及永發印務的合營企業及聯營公司所付出的貢獻和支持給予獎勵，以及為永發董事會不時批准的其他目的。

2. 參與者資格之基準

於確定各參與者資格之基準時，永發董事會將考慮其酌情認為適當的因素。

3. 條件

永發計劃須待永發股東通過一項普通決議案批准採納永發計劃，並授權永發董事授出根據該計劃認購永發股份的購股期權，及就行使根據永發計劃授出的任何購股期權而配發及發行永發股份，以及須待：(i)包銷商於包銷協議項下的責任成為無條件(包括因全球協調人為其本身及代表包銷商豁免任何條件(如相關))且並無根據包銷協議之條款或其他理由而被終止；(ii)上市委員會批准(a)招股章程所述已發行及將予發行的永發股份(包括因行使超額配股權將予發行的任何永發股份)及(b)因行使永發計劃項下的購股期權而將予發行的任何永發股份上市及買賣，不論批准上市及買賣是否受任何條件規限；及(iii)股東在股東大會上批准永發計劃。

4. 持續期及管理

待第3段之條件獲完成及第22段之條文終止後，永發計劃將自永發計劃獲接納之日(「接納日」)起計10年期間有效，於該期間之後將不再發行任何購股期權，惟永發計劃條文在任何其他方面仍具十足效力。

5. 授出購股期權

按照及根據永發計劃的條款，永發董事會有權於接納日起計10年內任何時間，向永發董事會按其絕對酌情權選擇的任何參與者提呈要約，按認購價認購永發董事會(在第14段規限下)所決定的該等永發股份。

6. 授出購股期權的時限

當發生可能影響股價的事件後或已就該事項作出決定時，不得授出購股期權，直至該等可能影響股價的資料根據上市規則規定公佈為止。尤其不得在下列較早日期之前一個月內授出購股期權：(i)永發董事會為通過永發印務任何年度、半年度、季度及任何其他中期業績(不論是否上市規則所規定者)舉行的董事會會議(即永發印務根據上市規則最先通知聯交所將舉行的董事會會議日期)；及(ii)永發印務根據上市規則刊登年度或半年度業績公告或季度或任何其他中期業績公告(不論是否上市規則所規定者)的限期。有關限期截至公佈業績當日結束。

7. 接納時間

(i) 將按永發董事會不時決定的形式發函件予參與者提出要約(「要約函件」)，列明購股期權下的永發股份數目、認購價及購股期權期限，以及要求參與者承諾按授予購股期權的條款持有購股期權及受永發計劃條文所約束，有關參與者可由提出要約當日起計28日期內接納購股期權；惟接納期不得超過接納日起計10週年後或永發計劃已根據其條文終止時(以較早者為準)。

(ii) 永發印務於第7(i)段規定的期間內接獲載有承授人正式簽署接納要約內容並於其內列明與所接納要約相關的股份數目的要約函件副本連同作為授出購股期權代價向本公司支付的1.00港元股款之後，要約即被視為獲承授人接納，要約之相

關購股期權亦被視為已授出及生效。該等股款在任何情況下均不會退還，亦不可視作認購價之一部分。

(iii) 任何要約均可按少於提呈之永發股份數目予以接納，惟所接納之股份數目須為永發股份於聯交所之一手交易股數或其完整倍數。要約未於該段期間內按第7(ii)段規定的方式接納，即被視為被不可撤回地拒絕。

(iv) 在永發計劃條文及上市規則的規限下，永發董事會可於提呈要約時按絕對酌情權施以其可能認為適當的任何條件、約束或限制。

8. 認購價

在根據第17(i)段所作調整規限下，因行使根據永發計劃授出的購股期權而發行的每股永發股份認購價，應為由永發董事會單獨釐定並通知參與者的價格，且不得低於以下三者中的最高者：(a)於要約日聯交所每日報價表所列永發股份的收市價，該日須為營業日；(b)緊接要約日前五個營業日聯交所每日報價表所列永發股份的平均收市價(惟倘於要約日前永發印務上市少於五個營業日，股份新發行價將作為永發股份上市前期間內任何營業日的收市價)；及(c)永發股份的面值。

9. 行使購股期權

(i) 購股期權屬承授人個人所有及不可轉讓，承授人概不得以任何方式銷售、出讓、押記、按揭任何購股期權或就購股期權附加產權負擔設置任何第三方權益，或訂立任何協議作出此等行為。倘承授人為公司，其控股股東有任何變動或其管理層有任何重大變動(將由永發董事會按絕對酌情權釐定)，將視作出售或出讓上述權益。承授人若有任何違反上述事項，則永發印務有權取消向其授予的任何購股期權或其中任何部分(以尚未行使者為限)，而永發印務將毋需負上任何責任。

(ii) 除非永發董事會另行釐定，以及於作出要約時在要約函件(定義見第7(i)段)內另有指明者，否則承授人毋須在行使購股期權前達成任何表現目標，且行使購股期權前亦概無最低購股期權持有期限。承授人(或其遺產代理人)可按要約函件及第10及11段所載的方式，向永發印務發出書面通知表明行使購股期權及行使

所涉及的永發股份數目，以行使全數或部分購股期權。每份通知須附帶該通知所認購永發股份的總認購價全數股款。於收到通知及股款以及（倘適當）收到獨立財務顧問或核數師根據第17(i)段所發出的證書後28日內，永發印務須就購股期權向承授人（或其遺產代理人）配發有關永發股份並入帳列作繳足，以及就所配發的該等永發股份向承授人（或其遺產代理人）發出股票。

10. 終止受僱、董事職務或受聘時的權利

(i) 倘承授人因承授人身故或第13(e)段所指明任何一種或多種原因而終止受僱、董事職務、職位、委任或聘用以外的任何理由而不再為參與者，則承授人可於終止受僱或受聘當日起計一個月內（或永發董事會可能釐定的較長期間），根據第9(ii)段條文行使直至終止受僱或受聘當日為止可享有的購股期權（以可予行使但尚未行使者為限），該日將為其於相關公司實際工作的最後一日（不論是否已付薪金代替通知），或為其於相關公司擔任董事、顧問、專業人員或其他諮詢人任職或任期的最後一日（視情況而定），而在此情況下，相關公司的董事會或監管組織通過決議案決定的終止日期為最終局決定。

(ii) 倘承授人（如為個人）於全數行使購股期權前身故，且並無出現第13(e)段所列導致終止承授人的受僱、董事職務、職位、委任或聘用理由的事件，則承授人的遺產代理人可於承授人身故當日起計12個月內或永發董事會可能釐定的較長期間，行使承授人直至身故當日為止可享有的購股期權（以可予行使但尚未行使者為限）。倘未能如此行使，則購股期權將告失效。

11. 全面收購建議、債務和解或安排的權利

(i) 倘以收購方式向全體永發股份持有人（不包括根據第11(ii)段以安排計劃的方式）（或收購人及／或其控制的人士及／或與其有關連或一致行動的人士以外的所有該等持有人）提出全面收購建議，而收購建議的條款於有關建議日期起計四個月內獲擁有收購建議所涉及永發股份價值不少於十分之九的股東批准，及收購人

其後根據公司條例發出通知收購其餘的永發股份，則永發印務須就此向承授人發出通知及承授人(或其遺產代理人)可於上述收購人發出通知起計21日內向永發印務發出書面通知，行使全部或該通告指定的購股期權(以於收購人發出通告當日可予行使但尚未行使者為限)；

(ii) 倘向全體永發股份持有人提出以安排計劃方式進行全面收購建議，並已於召開會議上獲所需數目的永發股份持有人批准，則永發印務須就此向承授人發出通知，而承授人(或其遺產代理人)可於隨後以書面通知永發印務，在公司於通知內指定時間行使全部或該通知所指定的購股期權(以可予行使及尚未行使的購股期權為限)。

(iii) 倘根據公司條例第166條，永發印務與其股東或債權人建議就永發印務重組或與其他公司合併之目的或與此有關而訂立任何債務和解或安排(於第11(i)及11(ii)段預期進行的全面收購建議或安排計劃除外)，則永發印務須於向永發印務各股東或債權人寄發有關召開會議以考慮上述債務和解或安排的通知當日，向全體承授人發出上述通知；而該承授人(或已故承授人的遺產代理人)有權隨即並於寄發通知當日起至其後滿兩個曆月之日或法院核准上述債務和解或安排當日(以較早者為準)止期間屆滿前，全部或部分行使其任何購股期權(以購股期權可予行使但尚未行使者為限)。於上述債務和解或安排生效後，所有購股期權(先前已根據永發計劃行使者除外)將告失效。在此情況下，永發印務或會要求承授人(或已故承授人的遺產代理人)轉讓或以其他方式處置因行使購股期權而獲發行的永發股份，使承授人所佔的股權比例盡量接近假設該等永發股份涉及上述債務和解或安排時的水平；及

(iv) 倘通過有關永發印務自動清盤的有效決議案，各承授人(或其法定遺產代理人)可於該決議案日期後21日內書面通知永發印務，選擇被視作猶如於緊接通過該決議案前購股期權(以購股期權可予行使但尚未行使者為限)已全面行使或按該通知指明的範圍行使，並因此有權在分派清盤下的資產上與永發股份持有人享有同等地位，所收取的金額將為就該項選擇所涉及的永發股份數目所應收的金額減去相等於就此應付的認購價。

12. 永發股份的地位

購股期權行使時將予配發的永發股份須遵照永發印務當時生效的組織章程大綱及細則所有條文，並與在配發及發行日期已發行及繳足之永發股份在各方面享有相同地位；因此，購股期權將賦予購股期權持有人權利分享在配發及發行日期當日或之後所派付或作出的所有股息或其他分派，惟不包括有關記錄日期為該等配發及發行前先前所宣佈、建議或決議將會派付或作出的任何股息或其他分派。

13. 購股期權失效

購股期權將於下列最早發生者自動失效及不可行使(以尚未行使者為限)：

(a) 購股期權期限屆滿時(在第4及20段的條文規限下)；

(b) 第10(i)、(ii)或11(i)段分別所指的期限屆滿時；

(c) 在第11(ii)段所指的安排計劃生效的規限下，第11(ii)段所指的期限屆滿時；

(d) 在第11(iii)段所指的債務和解或安排生效的規限下，第11(iii)段所指的期限屆滿時；

(e) 在11(iv)段規限下，永發印務開始清盤當日；

(f) (i) 在第10(i)段所指的延續期限(如有)屆滿的規限下，承授人因身故或下文第13(f)(ii)段所指明任何一種或多種原因而終止受僱、董事職務、職位、委任或聘用以外的任何理由而不再為參與者當日；

(ii) 承授人因犯失職罪、嚴重違反有關僱傭合約、服務合約或聘任合約(視情況而定)的條款、或如有破產或無力償債有關的任何適用法例所定義終止向債權人支付款項或無力支付或無合理預期可支付債項、或已破產或無力償債、或已被呈請破產或清盤、或已與其債權人全面達成任何安排或債務重整協議，或被判犯有任何涉及其正直或誠實的刑事罪行或因(永發董事會或相關公司董事會(視情況而定)決定)僱主、購貨方或委託方有權根據普通法或任何適用法例或根據承授人與相關公司(視情況而定)訂立的僱佣合約服務合約或聘任合約(視情況而定)終止其受僱、董事職務、職位、委任或

聘任的任何其他原因而遭解僱、失去董事職務、職位、被終止委任或聘任而不再為參與者當日。永發董事會、永發印務相關附屬公司董事會（視情況而定）就因本第13(f)(ii)段內所列一項或多項原因而終止或不終止承授人受僱、董事職務、職位、委任或聘任作出之決議案具最終效力；

(g) 在第11(iv)段規限下，永發印務開始清盤當日；

(h) 承授人違反第9(i)段之規定，永發印務因而行使其權利取消購股期權或部分購股期權當日；或

(i) 永發董事會根據第21段所訂明註銷購股期權當日。

永發印務不會因任何購股期權根據本13段失效而須向任何承授人承擔任何責任。

14. 可供認購的最高永發股份數目

(i) 在下文第(iv)分段之規限下，根據永發計劃及永發印務任何其他購股期權計劃可授出的所有購股期權予以行使時而可能發行的永發股份總數，合共不得超過於上市日期已發行永發股份總數的10%，除非永發印務獲得其股東根據下文第(ii)或(iii)分段批准者除外。根據永發計劃條款已失效的購股期權將不予計入該10%限額內。

(ii) 在下文第(iv)分段之規限下，永發印務可於股東大會上尋求其股東批准更新永發計劃第14(i)分段所述的10%限額，但更新限額後根據永發計劃及永發印務任何其他購股期權計劃將授予的所有購股期權予以行使時而可能發行的永發股份總數，不得超過批准限額日的已發行永發股份總數的10%。因此，釐定更新限額時，先前根據永發計劃及任何其他購股期權計劃授出的購股期權（包括根據永發計劃或任何其他購股期權計劃已發行但尚未行使、已註銷或失效的或已行使的購股期權）將不予計算。在此情況下，永發印務須向其股東發出一份載有上市規則規定資料的通函。

(iii) 在下文第(iv)分段之規限下，永發印務可另行召開股東大會尋求其股東批准，授出超過第14(i)或14(ii)分段（視情況而定）所載的10%限額的購股期權，惟超出限額的購股期權只能授予永發印務在獲得該批准前已特別指定的參與者。在此情況下，永發印務必須向其股東發出通函，內載有（其中包括）可能獲授該等購

股期權的指定參與者的一整體性的簡介、授予購股期權的數目及條件、向指定參與者授予購股期權的目的和解釋該等購股期權的條款如何達到該目的，以及上市規則規定的其他資料。

(iv) 儘管第14(i)、(ii)及(iii)分段內的任何條文及第17段規定，可於永發計劃及永發印務任何其他購股期權計劃所有已授出但尚未行使的購股期權予以行使時發行的最高永發股份數目，不得超過永發印務不時已發行永發股份總數的30%（或上市規則可准許的較高百分比）。倘根據永發計劃及永發印務任何其他購股期權計劃授出購股期權，會導致所發行股份超過上述30%（或上市規則可准許的較高百分比）限額，則概不得授出有關購股期權。

15. 每名參與者可獲授的最高權利

(i) 在第15(ii)、16(i)及16(ii)分段之規限下，於任何十二個月內根據永發計劃及永發印務任何其他購股期權計劃獲授予及將授予參與者的購股期權（包括已行使或未行使的購股期權）予以行使時所發行或將發行的永發股份總數，不得超過已發行永發股份總數的1%。

(ii) 若向參與者再授予購股期權會導致永發印務在截至並包括再授出當天的十二個月內，不論第15(i)分段之規定如何，根據永發計劃及永發印務任何其他購股期權計劃授予及將授予參與者的所有購股期權（包括已行使、已註銷及尚未行使的購股期權）全部行使後所發行及將發行的永發股份總數超過已發行永發股份總數的1%，則永發印務必須另行召開股東大會尋求永發股東批准（會上有關參與者及其聯繫人必須放棄投票權）。授予參與者之購股期權數量及授出條款（包括行使價）必須在永發股東批准前訂定，在釐定行使價時，將以提出再次授出購股期權議案的永發董事會會議日期作為授出購股期權之日。在此情況下，永發印務須向其股東發出通函，披露（其中包括）參與者的身份、將授予的購股期權（以及以往授予該參與者的購股期權）的數量和授出條件，以及上市規則規定的其他資料。

16. 向關連人士授出購股期權

(i) 除第14段及第15(i)及15(ii)分段之規定外，根據永發計劃，向身為永發印務的董事、最高行政人員或主要股東或任何彼等各自的聯繫人的參與者授出任何購股期權時，必須得到永發獨立非執行董事批准(任何獲授購股期權的獨立非執行董事不計算在內)。

(ii) 除第14段及第15(i)及15(ii)分段之規定外，倘永發董事會建議向身為永發主要股東或獨立非執行董事或任何彼等各自的任何聯繫人的參與者授出任何購股期權，會令計至授出當日止的十二個月內，根據永發計劃或永發印務任何其他購股期權計劃已授出及將予授出的所有購股期權(包括已行使、已註銷及尚未行使的購股期權)予以行使後所發行及將發行的永發股份：

(a) 合計超過已發行永發股份總數0.1%；及

(b) 按永發股份於授出購股期權當天的收市價計算的總值超過5,000,000港元，

則該等再授予購股期權的建議須經永發股東於股東大會上以表決方式批准。在此情況下，永發印務須向其股東寄發通函，載入上市規則規定所需的所有該等條款。永發印務所有關連人士必須於有關股東大會上放棄投贊成票(惟任何關連人士可於股東大會上投票反對有關授予建議，而其意向須在致永發股東的通函內表明)。任何於大會上進行以批准授予有關購股期權的投票，必須以投票表決方式進行，並須符合上市規則的適用規定。

在第14段及第15(i)分段之規限下，倘永發印務股本結構有任何變動(不論是通過資本化發行、供股、合併、拆細永發股份或削減永發印務股本，則第14及15段所述的最高永發股份數目，將按獨立財務顧問或核數師(作為專業人士而非仲裁人的身份)向永發董事書面確認為公平合理的方式作出調整。

17. 股本架構的重組

倘永發印務股本結構於任何購股期權仍可予行使的期間有任何變動(不論是根據法律規定或聯交所規定通過資本化發行、供股、分拆或合併永發股份或削減永發印務股本時，但不包括永發印務(作為訂約一方)發行永發股份作為交易代價，因而導致永發印務股本架構出現的任何變動)，則須就：

(i) 未行使購股期權所涉及的永發股份數目或面值；及／或

(ii) 認購價

作出相應調整(如有)，而該調整須由獨立財務顧問或核數師按永發董事會要求以書面方式向永發董事確認據其意見認為整體而言或就任何個別承授人而言乃屬公平合理；並且任何該等調整須符合上市規則第17.03(13)條註釋及任何詮釋及／或聯交所不時發出對該等規則的應用指引及任何註釋(包括但不限於聯交所於二零零五年九月五日發出的函件所載之補充應用指引)所載的規定；及承授人所佔永發印務已發行股本的比例須與作出該等調整前其有權享有的權利及比例相同，惟所作任何調整不得導致永發股份以低於其面值發行。獨立財務顧問或核數師於本段作為專業人士而非仲裁人的身份，而在無明顯錯誤情況下，其確認將對永發印務及承授人具終局效力及約束力。獨立財務顧問或核數師提供本段下的任何服務的費用由永發印務負責。永發印務須向承授人發出有關調整的通知。

18. 股本

任何購股期權均須於永發股東在股東大會上批准永發印務法定股本作出任何必要之增加後方可行使。據此，永發董事會須保持足夠法定但未發行的永發印務股本以滿足行使購股期權的不時需要。

19. 爭議

任何因永發計劃所產生的爭議(無論是關於永發股份數目、購股期權、認購價金額或其他事項)須提呈核數師或永發印務委聘的獨立財務顧問作為專業人士而非仲裁人的身份作出裁決，該裁決應具最終效力及約束力。

20. 修訂永發計劃

(i) 永發計劃的條文可由永發董事會通過決議案作出任何修訂，惟以下的永發計劃條文除外：

(a) 「承授人」、「購股期權期限」及「參與者」的定義；

(b) 第4、5、6、7(i)、8、9、10、11、12、13、14、15、16、17段及分段及本第20段的條文；以及

(c) 上市規則第17.03條所列的所有其他事宜

不得作出有利於參與者的修訂，惟經永發股東於股東大會上事先批准則除外。除非獲得根據永發印務當時適用的公司細則就有關修訂永發股份所附權利之規定所需永發股東的大多數受影響承授人同意或批准，否則上述修訂不得作出對修訂前已授出或同意將予授出的購股期權有不利影響的發行條款。

(ii) 永發計劃條款及條件的任何重大修訂，或已授出購股期權條款的任何修改，均須事先於股東大會上獲得永發股東批准，除非有關更改是根據永發計劃的既有條款自動生效，則當別論。

(iii) 修訂後的永發計劃或購股期權條款必須遵照上市規則第17章的相關規定。

(iv) 因永發計劃條款的任何修訂導致永發董事或計劃管理人的權力出現任何變動，均須獲得永發股東於股東大會上批准。

21. 註銷授出購股期權

永發董事會經有關承授人同意後，可隨時全權酌情決定註銷任何已授出但尚未行使的購股期權。倘永發印務註銷購股期權，並向同一購股期權持有人授出新購股期權，則授出該等新購股期權只可根據永發計劃，在尚有未發行購股期權(以尚未授出者為限，且不包括已註銷的購股期權)及在第14段所述經永發股東批准的限額下作出。

22. 終止永發計劃

永發印務可在股東大會上通過決議案或由永發董事會隨時終止永發計劃，在此情況下，將不可再授出任何購股期權，惟永發計劃的所有條文將仍然有效，以令購股期權計劃終止運作前已授出的任何購股期權可有效行使或根據永發計劃的條文所規定的其他事宜有效。購股期權計劃終止運作前已授出但尚未行使的購股期權將仍然有效，並可根據永發計劃予以行使。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認：就彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 股本

本公司於最後實際可行日期之法定及已發行股本如下：

法定：	*港元*
2,000,000,000股股份	200,000,000
已發行及繳足或列帳為繳足：	
1,071,261,000股股份	107,126,100

所有股份在各方面享有相同地位，包括股息、投票權及股本。

股份於聯交所主板上市及買賣。本公司概無股份在任何其他證券交易所上市或買賣，亦不擬尋求股份在任何其他證券交易所上市或買賣。

3. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須知會本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 本公司普通股

董事姓名	身份	持有已發行股份數目	佔已發行股本百分比
蔡來興	實益擁有人	4,000,000	0.37%
蔡育天	實益擁有人	360,000	0.03%
瞿　定	實益擁有人	1,586,000	0.15%
呂明方	實益擁有人	1,822,000	0.17%
丁忠德	實益持有人	650,000	0.06%
錢世政	實益持有人	469,000	0.04%
姚　方	實益持有人	100,000	0.01%
唐　鈞	實益持有人	30,000	0.003%

上述權益皆為好倉權益。

(b) 本公司購股期權

董事姓名	身份	授出日期	每股行使價 *港元*	持有購股期權數目	佔已發行股本百分比
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.07%
蔡育天	實益擁有人	二零零六年五月二日	17.10	940,000	0.09%
瞿　定	實益持有人	二零零五年九月二日	14.89	224,000	0.02%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.04%
丁忠德	實益擁有人	二零零六年五月二日	17.10	700,000	0.07%
錢世政	實益擁有人	二零零五年九月二日	14.89	200,000	0.02%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%

根據本公司購股期權計劃於二零零五年九月二日授出的購股期權可由二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月二日授出的購股期權可由二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使。

(ii) 於上海實業醫藥投資股份有限公司股份之權益

董事姓名	身份	持有已發行股份數目	佔已發行股本百份比
呂明方	實益持有人	23,400	0.01%
丁忠德	實益持有人	23,400	0.01%

上述權益皆為好倉。

(b) 於最後實際可行日期，就董事所知，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益及淡倉的人士(本公司董事或最高行政人員除外)如下：

股東名稱	身份	持有已發行普通股數目	佔已發行股本百份比
(a) 好倉			
上實集團	由其擁有控制權益的公司持有	548,076,000 *(附註(i))*	51.16%
摩根士丹利	由其擁有控制權益的公司持有	68,028,159	6.35%
摩根大通	實益擁有人	1,259,000	0.12%
	投資經理	2,201,530	0.21%
	保管人－法團／核准借出代理人	61,153,644	5.71%
(b) 淡倉			
上實集團	由其擁有控制權益的公司持有	87,653,993 *(附註(ii))*	8.18%

股東名稱	身份	持有已發行普通股數目	佔已發行股本百份比
摩根士丹利	由其擁有控制權益的公司持有	14,788,132	1.38%
摩根大通	實益擁有人	400,000	0.04%

附註：

(i) 上實集團透過其全資附屬公司，即上海投資控股有限公司、SIIC Capital (B.V.I.) Ltd.及上海實業崇明開發建設有限公司分別持有468,066,000股、80,000,000股及10,000股股份，因此，上實集團被視作擁有上述公司各自所持有之股份權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd.所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股的二零零九年三月到期零息擔保可換股債券的若干上市股本衍生工具。

(c) 於最後實際可行日期，就各董事所知，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事及總裁
瞿　定先生	執行董事及常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁及計劃財務部總經理
唐　鈞先生	審計部總經理及計劃財務部副總經理

(d) 於最後實際可行日期，就董事所知，下列人士及公司（本集團成員公司除外）直接或間接擁有附帶權利可在任何情況下於下列本集團成員公司（本公司除外）的股東大會上投票的已發行股本10%或以上的權益：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
正大青春寶藥業有限公司	中國(杭州)青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥(集團)有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	23.06%
	傅和亮	股本權益	11.98%
廣州天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	27.62%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂集團有限公司	股本權益	44.9566%
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	15%
	鄭繼宇	股本權益	16.47%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	10.99%
	Sino-Alliance International, Ltd	普通股	18.6%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海勝利醫療器械有限公司	ACCS Products Inc. USA	股本權益	25%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海雲湖悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團製藥有限公司	周一平	股本權益	22%
	許政	股本權益	17%
	馮衛	股本權益	10%
廈門中藥廠有限公司	廈門輕工集團有限公司	股本權益	30%
成都永發	四川水井坊	股本權益	20%
	成都江氏投資有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新	新南紙業	股本權益	29%
許昌永昌	許昌捲煙總廠	股本權益	20.6%
	汕頭保税區金光實業有限公司	股本權益	28.4%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所知，董事或本公司最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益

或淡倉）；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須知會本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

4. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償（法定賠償除外）而予以終止之服務合約。

5. 董事於合約之權益

於最後實際可行日期，概無董事於對本集團業務屬重大且於最後實際可行日期仍然存續之任何合約或安排中擁有重大權益。

6. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

7. 董事於競爭業務之權益

於最後實際可行日期，就董事所知，根據上市規則，董事或彼等各自之聯繫人並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

8. 專業人士之資格

以下為在本通函提供意見或建議的專業人士資格：

名稱	資格
德國商業銀行	根據證券及期貨條例獲准進行第1類（證券買賣）、第4類（就證券提供意見）及第6類（就企業融資提供意見）受規管活動之持牌法團

於最後實際可行日期，德國商業銀行於本集團任何成員公司之任何股份中概無擁有任何股權，亦無擁有任何認購或提名他人認購本集團任何成員公司股份之權利(無論是否可依法強制執行)。

於最後實際可行日期，德國商業銀行概無直接或間接於本公司或本集團任何成員公司自二零零六年十二月三十一日(本集團最近期公佈經審核帳目結算日)起所收購或出售或租予本公司或本集團任何成員公司之任何資產中擁有任何權益；

德國商業銀行已就按本通函之形式及文意載入於其函件及／或於通函中引述其名稱發出書面同意書，且迄今並無撤回其同意書。

9. 重大不利變動

於最後實際可行日期，就董事所知，自二零零六年十二月三十一日(本公司最近期公佈經審核帳目結算日)以來，本集團財務或貿易狀況並無任何重大不利變動。

10. 以投票方式表決之程序

根據本公司組織章程細則第73條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟根據上市規則或任何其它適用法律、規則或條例或(於宣佈舉手表決結果之前或當時)以有效要求點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 至少三名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表並於當時有權於大會投票者；或

(c) 任何一名或多名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表，彼等須佔代表有權於股東大會上投票之所有股東總投票權不少於十分之一；或

(d) 任何一名或多名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表，並持有附帶權利有權於股東大會上投票之本公司已繳股款股份者，合共股份須相等於附帶該項權利之所有已繳股款股份不少於十分之一。

11. 備查文件

(i)永發計劃規則；(ii)每項持續關連交易的有關協議；(iii)德國商業銀行函件(其全文載於本通函)及(iv)本附錄「專業人士之資格」一段提及的德國商業銀行同意書的副本可由即日起至二零零七年十二月十日(包括當日)之一般辦公時間內及於股東特別大會時，在本公司的註冊辦事處香港灣仔告士打道三十九號夏慤大廈二十六樓備查。

12. 其他事項

(a) 本公司之註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司之股份過戶登記處為卓佳秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(c) 本公司之公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司之合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函之中、英文本如有歧異，概以英文本為準。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
（於香港註冊成立之有限公司）
（股份代號：363）

茲通告上海實業控股有限公司(「**本公司**」)謹訂於二零零七年十一月二十六日下午三時正假座香港灣仔告士打道三十九號夏愨大廈二十六樓本公司會議室舉行股東特別大會，以便考慮並酌情通過(無論是否經修訂)下列決議案(為本公司之普通決議案)：

1. 「**動議**批准分拆建議(定義見本公司日期為二零零七年十一月九日之通函，通函之副本已提呈大會，並註明「A」字樣及經大會主席簽署以供識別)，並授權本公司董事會(「董事會」)代表本公司批准及實行分拆建議，以及為使分拆建議生效而採取董事會可能認為屬必要或有利之一切有關分拆建議之行動、達成董事會可能認為屬必要或有利所有有關分拆建議之協議、交易及安排以及採取一切與該等事宜有關或因該等事宜引致之行動。」

2. 「**動議**，根據並以下列事項為條件：(a)永發印務有限公司(「永發印務」)股東通過批准採納永發印務購股期權計劃(「永發計劃」)(其規則載於提呈大會註明「B」字樣並經大會主席簽署以供識別之文件內)之普通決議案；(b)本公司股東批准永發計劃；(c)香港聯合交易所有限公司上市委員會批准永發印務已發行及如招股章程(定義見本公司日期為二零零七年十一月九日之通函(「通函」)，通函之副本已提呈大會，並註明「A」字樣及經大會主席簽署以供識別)所述將予發行之股份，以及因行使根據永發計劃授出之購股期權而可能將予發行之永發印務股份上市及買賣(不論該批准上市及買賣是否受限於任何條件)；及(d)全球發售(定義見通函)之包銷商就全球發售於包銷協議下之責任成為無條件(包括(如相關)因全球協調人(定義見通函)為其本身及代表上述包銷商豁免任何條件)，且並無根據該等包銷協議各自之條款或其他原因而予以終止，批准永發計劃及授權本公司董事會(「董事會」)為使

永發計劃生效而採取董事會可能認為屬必要或有利之一切行動、達成董事會可能認為屬必要或有利所有協議、交易及安排以及採取一切與該等事宜有關或因該等事宜引致之行動。」

承董事會命
上海實業控股有限公司
公司秘書
黃美玲

香港，二零零七年十一月九日

註冊辦事處：
香港
灣仔
告士打道三十九號
夏愨大廈
二十六樓

附註：

(1) 凡有權出席大會並於會上投票之股東，均可委任一名或多名代表代其出席大會，並於表決時代其投票。委任代表毋須為本公司股東。

(2) 倘屬任何股份之聯名登記持有人，則該等人士中任何一位均可親身或委派代表在會上就該等股份投票，猶如其為唯一有權投票者；惟倘超過一位聯名持有人親身或委派代表出席大會，則僅於本公司股東名冊上就該等股份排名首位之上述人士方有權就有關股份投票。

(3) 隨本公司致各股東之通函附奉大會適用之代表委任表格。

(4) 代表委任表格必須由委任人或其書面正式授權代表親筆簽署，或如股東為一間公司，則代表委任表格須加蓋公司印鑑或經由公司負責人、授權代表或正式授權之其他人士親筆簽署。

(5) 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其任何續會(視情況而定)指定舉行時間48小時前送抵本公司之註冊辦事處，地址為香港灣仔告士打道三十九號夏愨大廈二十六樓，方為有效。

(6) 股東於填交代表委任表格後，屆時如能抽空出席，亦可親自出席大會及於會上投票。若該等股東出席大會，則彼等之代表委任表格將被視為經已撤銷。

(7) 本通告中文譯本僅作參考用途，中英文本如有任何差異，概以英文本為準。

END